   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1998.


                                                      REGISTRATION NO. 333-61527

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1.



                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                G.I. JOE'S, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             OREGON                            5940                          93-0500948
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)                NUMBER)

                             9805 SW BOECKMAN ROAD
                           WILSONVILLE, OREGON 97070
                                 (503) 682-2242
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               NORMAN P. DANIELS
                       CHIEF EXECUTIVE OFFICER, PRESIDENT
                           AND CHAIRMAN OF THE BOARD
                                G.I. JOE'S, INC.
                             9805 SW BOECKMAN ROAD
                           WILSONVILLE, OREGON 97070
                                 (503) 682-2242
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              PATRICK J. SIMPSON                               TODD A. BAUMAN
              DAVID S. MATHESON                               STOEL RIVES LLP
               PERKINS COIE LLP                       900 SW FIFTH AVENUE, SUITE 2300
       1211 SW FIFTH AVENUE, 15TH FLOOR                    PORTLAND, OREGON 97204
            PORTLAND, OREGON 97204                             (503) 224-3380
                (503) 727-2000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 12, 1998


                                2,500,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

    The 2,500,000 shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being sold by G.I. Joe's, Inc. ("G.I. Joe's" or the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $9.00 and $11.00. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "GIJO."
                            ------------------------


     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                        PRICE              UNDERWRITING          PROCEEDS TO
                                                     TO PUBLIC(1)          DISCOUNTS(2)           COMPANY(3)
-----------------------------------------------------------------------------------------------------------------
Per Share......................................           $                     $                     $
-----------------------------------------------------------------------------------------------------------------
Total(4).......................................           $                     $                     $
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------



(1) In connection with the Offering, the Underwriters may reserve up to 125,000 shares of Common Stock for sale at the initial public offering price to persons associated with the Company.



(2) In addition, the Company has agreed to sell to each of Black & Company, Inc. and Cruttenden Roth Incorporated, as representatives for the Underwriters, for nominal consideration, warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price equal to 120% of the Price to Public. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(3) Before deducting expenses payable by the Company, estimated at $700,000. The Company intends to use approximately $8.5 million of the net proceeds from the Offering to redeem all of the Company's outstanding Series A 9% Non-Voting Redeemable Preferred Stock. Peregrine Capital, Inc. ("Peregrine"), an affiliate of the Company will be paid an aggregate of
    $         upon such redemption of shares they hold. If the Offering is not completed prior to May 8, 1999, holders of the Company's preferred stock may require Peregrine to purchase their shares. See "Use of Proceeds" and "The Reorganization."



(4) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Proceeds to
    Company will be $         , $         and $         , respectively. See
    "Underwriting."

                            ------------------------

The shares of Common Stock are being offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to reject any order in whole or in part and to withdraw, cancel or modify the Offering without notice. It is expected that delivery of the certificates representing the shares will be made in New York, New York on or about
           , 1998.
                            ------------------------

                                           BLACK & COMPANY, INC.CCRUTTENDEN ROTH
                                                            INCORPORATED

               The date of this Prospectus is             , 1998.

                                   [PICTURE]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITY, AND THE IMPOSITION OF PENALTY BIDS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This summary highlights information found elsewhere in this Prospectus. It is not complete and may not contain all of the information prospective purchasers should consider before investing in the Common Stock. Prospective purchasers should read the entire Prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements. Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes no exercise of the Orkney Warrant (as defined below), (iii) gives effect to the redemption of the Company's Series A 9% Non-Voting Redeemable Preferred Stock to be effected with a portion of the proceeds from the Offering and (iv) gives retroactive effect to a 2.5567-for-1 split of the Common Stock effected in July 1998. See "Underwriting" and "Use of Proceeds."

     "G.I. Joe's" is among the Company's trademarks. This Prospectus includes other trademarks and trade names of the Company and of other companies.


                                  RISK FACTORS



     Prospective purchasers of the Common Stock should consider all of the information contained in this Prospectus before making an investment in the Common Stock. The Company's business, financial condition and results of operations are subject to various risks, including risks related to the Company's ability to implement its business and growth and expansion strategies and manage growth, including the integration of any acquired businesses, competition in the markets in which the Company operates, seasonality and fluctuations in the Company's periodic operating results, the effects of weather on the Company's sales, fluctuations in comparable store sales, and changing economic conditions and consumer preferences. Prospective purchasers should consider these and other factors set forth in the "Risk Factors" section of this Prospectus.


                                  THE COMPANY

OVERVIEW

     G.I. Joe's is a leading operator of full-service sports and automotive merchandise superstores in the Pacific Northwest. The Company currently has 16 stores, eight in the Portland, Oregon metropolitan area, two in the Seattle/Puget Sound area of Washington and six in various other Oregon communities. These stores average approximately 55,000 square feet in size. In calendar year 1997, the Company was among the top 15 full-line sporting goods retailers in the nation based on revenue. The Company has developed a successful store concept that has significantly increased same-store sales and sales per square foot in recently opened and remodeled stores. For the fiscal year ended January 31, 1998, the Company's new and remodeled stores generated average annual sales of approximately $9.9 million, compared to approximately $8.6 million for the Company's other stores. In fiscal 1998, new and remodeled stores achieved average sales per selling square foot of $213, compared to $193 for other stores. Average annual per store contribution (i.e., average per store gross margin less average per store expenses) in fiscal 1998 was approximately $1.6 million for new and remodeled stores and $1.3 million for other stores. The Company has opened two new stores and remodeled four existing stores over the past four fiscal years using its updated store concept.

     Most of the products offered by the Company are geared to traditionally male-oriented activities and the majority of the consumers of G.I. Joe's merchandise are males between the ages of 21 and 59. However, approximately 45% of the Company's customers are women, who either purchase merchandise for men or, increasingly, for themselves. The Company offers full lines of (i) sporting goods, including equipment for snow and water skiing, snowboarding, kayaking, canoeing, camping, fishing and hunting, (ii) outdoor apparel and footwear and
(iii) automotive aftermarket parts and accessories. The Company's net sales of $128.2 million in fiscal 1998 were derived 39% from the sale of sporting goods, 27% from the sale of outdoor apparel and footwear, 21% from the sale of automotive parts and accessories and 13% from the sale of other assorted products.

     G.I. Joe's began operations in 1952 in Portland, Oregon as a government surplus store. Over the years the Company shifted its focus from surplus goods to new, general merchandise. By 1995, under the direction of Norman Daniels, the Company's current Chairman of the Board, President and Chief Executive Officer, the Company had streamlined its product offerings to focus on sports and automotive merchandise, its best-selling product lines. Through 1997 the Company pursued a conservative operating strategy while refining its internal systems, distribution system and training programs and undertaking selective management additions, all of which created a solid foundation to support future expansion. In May 1998, Mr. Daniels acquired majority ownership of the Company and the Company began implementing an aggressive growth strategy. See "The Reorganization" and "Business -- Growth and Expansion Strategy."



BUSINESS AND GROWTH AND EXPANSION STRATEGIES



     The Company's business strategy is based on the following key competitive strengths:



          - Unique merchandise mix consisting of full lines of sporting goods, outdoor apparel and footwear, and automotive aftermarket parts and accessories, which has led to substantial cross-shopping by customers.



          - Proven store design concept and remodeling strategy, which has significantly increased same-store sales and sales per square foot.



          - Leading position in and focus on the Pacific Northwest, which has increased the Company's buying power and economies of scale.



          - Competitively priced quality merchandise as a result of favorable pricing from vendors and internal efficiencies.



          - Superior customer service, which the Company believes differentiates it from mass merchandisers and other large format sporting goods and automotive parts and accessories retailers.



          - Enhanced margins as a result of increased sales of higher margin merchandise, vendor concept stores and increased direct imports and buying power.



          - Significant management ownership of and experience with the Company.



     G.I. Joe's intends to expand its business by implementing a growth and expansion strategy that includes the following key features:



          - Remodeling 10 existing stores over the next four years to increase same-store sales and sales per square foot.



          - Opening eight new stores in the Pacific Northwest, primarily in Washington, over the next four years.



          - Pursuing strategic acquisitions in portions of Montana, Idaho, Utah, Nevada and Northern California that have consumer demographics and seasonal outdoor activity patterns similar to those of the Pacific Northwest.



          - Further developing alternative channels of distribution, primarily mail order catalog and Internet-based retail channels.



          - Examining opportunities for national expansion and vertical integration.

                            ------------------------

     The Company was founded in 1952 and incorporated under Oregon law in 1961. The Company's executive offices are located at 9805 SW Boeckman Road, Wilsonville, OR 97070, and its telephone number is (503) 682-2242.

                                  THE OFFERING

Common Stock offered hereby..................  2,500,000 shares
Common Stock to be outstanding after the       8,500,000 shares(1)
  Offering...................................
Use of proceeds..............................  To redeem all of the Company's outstanding
                                               Series A 9% Non-Voting Redeemable Preferred
                                               Stock, to complete the remodeling of the
                                               Company's stores, to open new stores,
                                               potentially to acquire other complementary
                                               businesses and for working capital and
                                               general corporate purposes. See "Use of
                                               Proceeds."
Proposed Nasdaq National Market Symbol.......  GIJO

---------------

(1) Based on shares outstanding as of July 31, 1998. Excludes (i) 69,033 shares issuable upon exercise of outstanding stock options, with a weighted average exercise price of $1.90 per share, (ii) 730,967 shares reserved for future grants under the Company's 1998 Stock Incentive Compensation Plan, (iii) shares issuable in connection with the Company's acquisition of Timberline Direct and (iv) 451,002 shares issuable upon the closing of the Offering pursuant to the exercise of a warrant granted to David Orkney, a Director and the former majority shareholder of the Company (the "Orkney Warrant"), which is exercisable for a number of shares equal to 5% of the Company's Common Stock outstanding, on a fully-diluted basis, on the date of exercise at an exercise price equal to 70% of the fair market value of the Common Stock on the exercise date. If the Orkney Warrant is exercised prior to the closing of the Offering, it will be exercisable for approximately 319,423 shares of Common Stock. See "Management -- Retirement and Certain Other Benefit Plans," "Management -- Timberline Direct Acquisition; Employment Agreements" and "Description of Capital Stock -- Warrants and Stock Options."

                        SUMMARY FINANCIAL AND OTHER DATA
      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SELECTED OPERATING DATA)

                                          PREDECESSOR(1)                      PRO FORMA(2)        PREDECESSOR(1)
                       ----------------------------------------------------   ------------   -------------------------
                                                                              FISCAL YEAR          THREE MONTHS
                                  FISCAL YEARS ENDED JANUARY 31,                 ENDED            ENDED APRIL 30,
                       ----------------------------------------------------     JAN. 31,     -------------------------
                         1994       1995       1996       1997       1998         1998          1997          1998
                       --------   --------   --------   --------   --------   ------------   -----------   -----------
                                                                              (UNAUDITED)    (UNAUDITED)
STATEMENT OF
 OPERATIONS DATA:
Net sales............  $136,629   $127,008   $124,052   $128,112   $128,238     $128,238       $24,013       $25,908
Gross margin.........    41,631     41,742     41,706     43,928     43,686       43,686         7,588         8,238
Selling, general and
 administrative
 expense.............    39,574     36,598     37,154     37,976     39,528       42,671         8,717         9,755
Income (loss) from
 operations..........     2,057      5,144      4,552      5,952      4,158        1,015        (1,129)       (1,517)
Extraordinary item:
 loss on early
 extinguishment of
 debt................        --         --         --         --         --           --            --        (2,220)
Net income (loss)....  $ (1,364)   $ 1,398    $   851    $ 2,340    $   681     $ (1,176)      $(1,951)      $(4,059)
Income (loss) per
 share before
 extraordinary
 item(3):
 -- Basic............    $(0.33)     $0.34      $0.21      $0.58      $0.17       $(0.32)       $(0.48)       $(0.45)
 -- Diluted..........    $(0.33)     $0.34      $0.20      $0.52      $0.15       $(0.32)       $(0.48)       $(0.45)
Net income (loss) per
 share(3):
-- Basic.............    $(0.33)     $0.34      $0.21      $0.58      $0.17       $(0.32)       $(0.48)       $(1.00)
-- Diluted...........    $(0.33)     $0.34      $0.20      $0.52      $0.15       $(0.32)       $(0.48)       $(1.00)
Weighted average
 shares outstanding,
 as adjusted(3):
-- Basic.............     4,107      4,097      4,076      4,065      4,053        6,000         4,053         4,053
-- Diluted...........     4,107      4,171      4,311      4,508      4,625        6,000         4,053         4,053

SELECTED OPERATING
 DATA:
Number of stores open
 for full period.....        14         14         14         14         14           14            14            15
Number of remodeled
 stores open for full
 period..............        --         --          2          3          3            3             3             4
Gross margin as a
 percentage of
 sales...............      30.5%      32.9%      33.6%      34.3%      34.1%        34.1%         31.6%         31.8%
Store
 contribution(4).....    $1,436     $1,373     $1,321     $1,351     $1,417       $1,192          $154          $195
Total comparable
 store net sales
 increase
 (decrease)(5).......      (1.7)%     (7.0)%     (2.3)%      3.3%      (1.8)%       (1.8)%        (5.6)%         3.0%
Remodeled same store
 net sales
 increase(6).........        --         --        1.6%      14.6%        --           --            --          24.0%

                       G.I. JOE'S, INC.   PRO FORMA(2)
                       ----------------   ------------
                          TWO MONTHS      FIVE MONTHS
                            ENDED            ENDED
                           JUNE 30,         JUNE 30,
                             1998             1998
                       ----------------   ------------
                                          (UNAUDITED)
STATEMENT OF
 OPERATIONS DATA:
Net sales............      $23,461          $49,369
Gross margin.........        7,950           16,188
Selling, general and
 administrative
 expense.............        7,264           17,804
Income (loss) from
 operations..........          686           (1,616)
Extraordinary item:
 loss on early
 extinguishment of
 debt................           --               --
Net income (loss)....       $   50          $(1,449)
Income (loss) per
 share before
 extraordinary
 item(3):
 -- Basic............       $(0.01)          $(0.29)
 -- Diluted..........       $(0.01)          $(0.29)
Net income (loss) per
 share(3):
-- Basic.............       $(0.01)          $(0.29)
-- Diluted...........       $(0.01)          $(0.29)
Weighted average
 shares outstanding,
 as adjusted(3):
-- Basic.............        6,000            6,000
-- Diluted...........        6,000            6,000
SELECTED OPERATING
 DATA:
Number of stores open
 for full period.....           15               15
Number of remodeled
 stores open for full
 period..............            4                4
Gross margin as a
 percentage of
 sales...............         33.9%            32.8%
Store
 contribution(4).....         $237             $380
Total comparable
 store net sales
 increase
 (decrease)(5).......         (2.3)%            0.7%
Remodeled same store
 net sales
 increase(6).........         27.2%            25.5%



                                                                     JUNE 30, 1998
                                                              ---------------------------
                                                              ACTUAL(3)    AS ADJUSTED(7)
                                                              ---------    --------------
                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................   $18,243        $32,293
Inventories.................................................    41,687         41,687
Total assets................................................    72,116         86,166
Total liabilities...........................................    59,977         59,977
Total shareholders' equity..................................    12,139         26,189


(Footnotes on following page)

(1) Effective May 1, 1998, the Company underwent a reorganization pursuant to which Norman Daniels, the Company's current Chairman of the Board, President and Chief Executive Officer, acquired a majority interest in ND Holdings, Inc., an Oregon corporation ("Holdings"), which owned more than 80% of the outstanding capital stock of G.I. Joe's. In July 1998, Holdings merged into G.I. Joe's, with G.I. Joe's being the surviving corporation. See "The Reorganization." The financial information with respect to periods prior to May 1, 1998 reflects information for G.I. Joe's prior to the Reorganization (the "Predecessor").


(2) The pro forma statement of operations data for the fiscal year ended January 31, 1998 and the five-month period ended June 30, 1998 give effect to the Reorganization as if it had occurred as of February 1, 1997 and February 1, 1998, respectively. Prior to the Reorganization, the Company was an S corporation and, accordingly, was not subject to federal and state income taxes during the periods indicated, other than during the two-month period ended June 30, 1998. As of May 1, 1998, the Company was converted to a C corporation and is now subject to federal and applicable state income taxation. See "Dividend Policy and Prior S Corporation Status" and Note 1 to Financial Statements.


(3) The per share statement of operations data for the two-month period ending June 30, 1998 and the pro forma per share statement of operations data for the fiscal year ended January 31, 1998 and the five-month period ended June 30, 1998 give effect to the issuance of 5,948,302 shares of the Company's Common Stock in the Merger as if it had occurred at the beginning of such periods. See "The Reorganization."


(4) Store contribution is determined by deducting average per store expenses from average per store gross margin.

(5) A new or remodeled store becomes comparable after it has been open or remodeled for a full 12 months.

(6) Compares first full fiscal year following the remodeling to the preceding fiscal year.

(7) Adjusted to reflect (i) the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share (the mid-point of the range set forth on the cover page of this Prospectus) and
    (ii) the application of the net proceeds from such transaction.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Certain statements under the captions "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as statements made in the following "Risk Factors" and elsewhere in this Prospectus, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, such as the risk factors set forth below and elsewhere in this Prospectus, that may cause actual results to be materially different from those projected in the forward-looking statements. In addition to the other information contained in this Prospectus, the following factors should be considered carefully by potential purchasers in evaluating an investment in the Company's Common Stock offered hereby.

ABILITY TO IMPLEMENT BUSINESS AND GROWTH AND EXPANSION STRATEGIES AND MANAGE GROWTH

     Principal components of the Company's business and growth and expansion strategies are to increase sales and income from operations in the Company's existing markets, to complete the remodeling of the Company's stores, to open new stores, primarily in Washington, to enter new geographic markets through the acquisition of complementary businesses or internal growth, to further develop the Company's channels of distribution by means of internal growth or acquisitions and to examine opportunities for national expansion and vertical integration. The Company's future growth will depend upon a number of factors, both within and outside of the Company's control, including: the identification of new geographic markets in which the Company can successfully compete; the identification and lease or acquisition on favorable terms of suitable new store sites; the identification and acquisition on favorable terms of complementary businesses; the receipt of any required governmental authorizations for proposed development or expansion; the construction cost of and build-out time required for new stores; the remodeling of certain existing stores without undue delay, expense or disruption of operations; results of operations for new and remodeled stores; the acceptance by potential customers of the Company's expansion into new markets; and the Company's ability to obtain required financing on favorable terms. Management estimates that the capital cost of new and remodeled stores will be approximately $1.3 million per store, and that each new store will require approximately $2.1 million for inventory and approximately $150,000 in pre-opening and promotional expenses. Actual costs to remodel or to construct and open stores may substantially exceed such amounts. The Company has opened only two stores since 1991. The Company has remodeled only four stores using its updated store concept, and only two stores since 1994. Consequently, the Company has a limited history of opening, remodeling and operating new and remodeled stores. The results achieved to date by the Company's remodeled stores, particularly the two stores remodeled since 1994, may not be indicative of results that will be achieved from stores remodeled as part of the Company's growth and expansion strategy. In addition, the results achieved by the Company to date in Oregon, particularly in the Portland metropolitan area, may not be indicative of its prospects in or its ability to penetrate new geographic markets, many of which may have different competitive conditions and demographic characteristics than the Company's current markets. See "Business -- Business Strategy" and "Business -- Growth and Expansion Strategy." The Company may not be able to successfully expand its operations or to operate remodeled or new stores or acquired businesses on a profitable basis.

     As the Company expands its operations, it will experience growth in the number of its employees, the scope of its distribution, operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility of existing and new management personnel. As the Company grows, it may not be able to hire, train and retain qualified management and employees. In addition, the Company's current distribution, operating, and financial systems and controls may become inadequate, and failure by the Company to expand, supplement or improve such systems and controls adequately and in a timely and cost effective manner could have an adverse impact on the Company's business, financial condition and results of operations. Management estimates that the Company's existing distribution center can accommodate at least five additional stores in the Pacific Northwest without material modification or increased expense. The Company may not be able to successfully integrate new stores into its existing operating and financial systems. Any failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.


LIMITED EXPERIENCE WITH ACQUISITIONS



     As part of its growth and expansion strategy, the Company expects to acquire complementary businesses. To date, the Company has grown primarily by means of internal growth and has limited experience with completing and integrating acquisitions. The Company has no current understandings or agreements regarding potential acquisitions. Any acquisitions would involve risks commonly encountered in acquisitions of companies, such as the difficulty of assimilating the operations and personnel of the acquired companies into the Company's existing structure, the potential disruption of the Company's ongoing business, diversion of management time and resources, increases in administrative costs, potential loss of key employees of acquired companies and additional costs associated with debt or equity financing of any such acquisitions. The failure to integrate any acquired businesses effectively could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, future acquisitions may require additional financing. Such financing may involve public or private offerings of debt or equity securities, and may include bank debt. Debt financing may increase the Company's leveraged position, require the Company to devote significant cash to service debt and limit funds available for working capital, capital expenditures, acquisitions and general corporate purposes, all of which could increase the Company's vulnerability to adverse economic and industry conditions and competitive pressures. Equity financing may cause additional dilution to purchasers of the Common Stock in the Offering. The Company has no commitments for, and may not be able to obtain, any such financing. In addition, restrictions contained in the Company's existing revolving line of credit facility limit the Company's ability to obtain additional bank or similar financing. Any inability to obtain required financing when needed on terms favorable to the Company could have a material adverse effect on the Company's ability to implement its growth and expansion strategy and on the Company's business, financial condition and results of operations. The Company may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions. See "Business -- Growth and Expansion Strategy."


COMPETITION

     The markets for sports and automotive merchandise are highly competitive. Within the sporting goods and outdoor apparel and footwear markets, the Company faces significant competition from national, regional and local retailers, including mass merchandisers, as well as from manufacturers' own retail stores (such as stores owned and operated by Nike, Inc.). Within the automotive parts and accessories markets, the Company faces significant competition from national, regional and local retailers. These and other competitors pose significant challenges to the Company's market share in its existing markets and will make it more difficult for the Company to succeed in new markets. Many of the Company's competitors have substantially greater financial, distribution, marketing and other resources and have achieved greater name recognition than the Company. Increased competition by existing and future competitors could result in reductions in the Company's sales or margins. The Company may not be able to compete successfully against present or future competitors and competitive pressures faced by the Company may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

SEASONALITY AND FLUCTUATIONS IN PERIODIC OPERATING RESULTS

     The Company's results of operations have fluctuated and likely will continue to fluctuate significantly from period to period. The Company's seasonal sporting goods merchandise mix is weighted substantially toward the summer and winter seasons. Consequently, the Company's results of operations for the quarters ending July 31 and January 31 have in the past been much stronger than results for the other two quarters. The Company has historically incurred net losses in the quarters ending April 30 and achieved limited net income or incurred net losses in the quarters ending October 31. In addition, the Company's sporting goods and outdoor apparel and footwear operations are subject to traditional retail seasonality patterns related to the holiday season. This seasonality, along with other factors, including weather conditions, general and regional economic conditions, changes in consumer preferences and changes in the Company's merchandise mix, could adversely affect the Company's business and cause its periodic results of operations to fluctuate. The timing and expenses associated with the Company's store remodeling program and the opening of new stores or the acquisition of other businesses as part of the Company's growth and expansion strategy will also contribute to fluctuations in periodic operating results. Accordingly, results of operations in any period may not be indicative of the results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results and Seasonality." Because a high percentage of the Company's operating expenses are relatively fixed, if sales in any quarter do not occur as expected, the Company's operating results may be adversely affected and fall short of expectations.

FLUCTUATIONS IN COMPARABLE STORE SALES

     A variety of factors affect the Company's comparable store sales, including, among others, the general retail sales environment, the Company's ability to source and distribute products efficiently, changes in the Company's merchandise mix, the impact of competition and the Company's ability to execute its business strategy effectively. The Company's comparable store sales results have fluctuated significantly in the past and the Company believes that such fluctuations will continue. The Company's comparable store net sales increases and decreases for the fiscal years ended January 31, 1996, 1997 and 1998 were (2.3)%, 3.3% and (1.8)%, respectively. Past comparable store sales results may not be indicative of future results.

EFFECTS OF WEATHER

     Weather and changes in weather significantly affect the Company's sales of sporting goods equipment and outdoor apparel and footwear. Net sales and margins are adversely affected in periods of unseasonable weather conditions. Customers delay or forego purchases of skiing and snowboarding equipment and winter outdoor apparel and footwear in periods of unseasonably warm fall or winter weather. Unseasonably cool or wet spring or summer weather adversely affects sales of sporting goods for warmer weather activities, such as camping, fishing, water sports, golf and tennis, and of spring and summer apparel and footwear. Delays in seasonal weather changes also shorten the selling period for the Company's seasonal merchandise and the Company may have to reduce prices in order to sell seasonal merchandise before the season expires or carry over merchandise. Any such delays in or reductions of sales of seasonal merchandise could have a material adverse effect on the Company's business, financial condition and results of operations.

CHANGING ECONOMIC CONDITIONS; DEPENDENCE ON REGIONAL ECONOMIES

     The Company's business is sensitive to changes in discretionary consumer spending. Such changes are significantly related to prevailing economic conditions and particularly affect the Company's sales of sporting goods and outdoor apparel and footwear. A recession in the national or regional economies, particularly in the Pacific Northwest or Oregon, where a majority of Company's business is conducted, or uncertainties regarding future economic prospects, could affect consumer spending habits and have a material adverse effect on the Company's business, financial condition and results of operations.

CHANGING CONSUMER PREFERENCES

     Any change in consumer preferences or consumer interest in sports or outdoor activities, outdoor apparel and footwear, or automotive aftermarket parts and accessories could have a material adverse effect on the Company's business, financial condition and results of operations. Failure to anticipate and appropriately respond to changes in consumer preferences could lead to, among other things, lower sales, excess inventories and lower margins, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company often works with vendors to plan future orders as much as 12 months in advance to ensure timely delivery. This, together with the seasonal nature of much of the Company's merchandise mix, can result in unbalanced inventories, increased inventory levels, and related carrying costs if consumer preferences change prior to delivery.

SMALL STORE BASE

     The Company operated 16 stores as of July 31, 1998. Five of the Company's stores were opened before 1980, an additional nine stores were opened between 1980 and 1991 and only two stores have been opened since 1991. Consequently, the Company has a limited recent history of opening and operating new stores. The results achieved to date by the Company's relatively small store base may not be indicative of the results that may be achieved from a larger number of stores. In addition, should any store (including any new or remodeled store) be unprofitable, experience a decline in profitability or be significantly damaged or destroyed, the effect on the Company's results of operations would be more significant than would be the case if the Company had a larger store base.

DEPENDENCE ON VENDORS

     The Company offers an extensive and changing mix of merchandise, substantially all of which is supplied by independent vendors. The Company must develop and maintain relationships with these vendors in order to maintain an adequate supply of merchandise for the Company's stores. The Company does not have long-term supply contracts with its vendors. In addition, the Company competes with other companies for the merchandise supplied by these vendors and many of these other companies have substantially greater leverage and financial and other resources than the Company. As a result, the Company may be unable to obtain from its vendors adequate merchandise at the times or prices or in the quantities it desires, if at all. The Company's failure to obtain any such merchandise or to obtain favorable or competitive prices and terms could result in reduced sales or margins and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Vendors, Purchasing and Distribution."


     The Company's ten largest vendors for the fiscal year ended January 31, 1998, which accounted for approximately 24% of the Company's purchases for such year, were Nike, Inc., Columbia Sportswear Co., All Sports Supply, Inc., Coleman & Company, Coast Auto Supply, World Wide Distributors, Remington Arms Co., Inc., Adidas U.S.A. Incorporated, Levi Strauss & Company, and Valvoline Incorporated. The Company is not dependent on any vendor.


     Vendors provide the Company with substantial incentives in the form of volume discounts, longer payment terms and cooperative advertising. Vendor funds used to offset outside advertising costs amounted to approximately 35%, 46% and 42%, respectively, of such costs in the fiscal years ended January 31, 1996, 1997 and 1998, respectively. A reduction in or discontinuation of these incentives could have a material adverse effect on the Company's business, financial condition and results of operations.

INTERNATIONAL RISKS AND CONSTRAINTS


     A majority of the Company's merchandise (other than automotive parts and accessories) is manufactured outside the United States. As a result, the Company's operations are subject to risks generally associated with international business, such as foreign governmental regulation, political unrest, disruptions or delays in shipments, changes in economic conditions and fluctuations of currency exchange rates. These factors, among others, including the recent economic turmoil in Asia, could adversely affect the Company's ability to obtain certain merchandise, which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a significant portion of the merchandise supplied to the Company is subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States. The imposition of additional duties, tariffs or quotas or the adverse adjustment of existing duties, tariffs or quotas could have a material adverse effect on the Company's business, financial condition and results of operations. To date the Company has not experienced any material adverse effects on its operations due to uncertainties involving international risks and constraints.


DEPENDENCE ON KEY PERSONNEL; STAFFING AND LABOR COSTS

     The Company's future success will depend in part on the continued service of certain key management and other personnel, including Norman Daniels, the Company's Chairman of the Board, President and Chief

Executive Officer, Philip M. Pepin, the Company's Vice President of Finance and Chief Financial Officer, Edward A. Ariniello, the Company's Vice President of Operations, B.G. Eilertson, Patrick E. Hortsch and Ron J. Menconi, the Company's three Merchandise Managers, Mark H. Mieher, Vice President and Chief Information Officer, and Douglas B. Spink, General Manager of Direct Marketing. Another important factor in the Company's future success will be its ability to attract and retain qualified managerial, purchasing, sales and marketing personnel. Competition for these employees is intense. A shortage of qualified personnel may require the Company to increase compensation and benefit levels in order to compete successfully. The Company is also dependent upon the available labor pool of lower-wage employees. The Company may be unable to retain its existing key personnel, may not be able to attract and retain sufficient numbers of qualified employees in the future and may experience increased labor costs which may not be matched by corresponding increases in revenues. Any of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management." The Company maintains life insurance on Mr. Daniels in the amount of $3.0 million, but does not maintain life insurance on any other employee. The Company has no employment agreements with any of its employees other than Mr. Spink and Gregory Biggs, Operations Manager of Direct Marketing. See "Management -- Timberline Direct Acquisition; Employment Agreements."


DEPENDENCE ON DISTRIBUTION CENTER AND LEASED PREMISES


     The Company maintains a single warehouse and distribution center adjacent to its corporate headquarters in Wilsonville, Oregon. If this facility were to be destroyed or significantly damaged by fire or other disaster, the Company would need to obtain alternative facilities and replenish its inventory, either of which would result in significant costs and delays in distributing merchandise to its stores. The costs and delays associated with any such disruption could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company maintains business interruption insurance in the amount of $19.3 million, the level of coverage may not be adequate. In addition, all of the Company's current stores are located on leased premises. If leases were prematurely terminated for any reason or if the Company were unable to renew leases, the Company would be required to relocate subject stores to other locations. Relocations would result in substantial additional costs and could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Properties."


CONTROL BY PRINCIPAL SHAREHOLDERS

     Upon the closing of the Offering, Norman Daniels, the Company's Chairman of the Board, President and Chief Executive Officer, and Peregrine Capital, Inc. (together, the "Controlling Shareholders") will beneficially own approximately 57.4% of the Company's issued and outstanding Common Stock (approximately 55.0% if the Underwriters' over-allotment option is exercised in full). As a result, the Controlling Shareholders will be able to elect all the Company's directors and to control the vote on substantially all other matters, including significant corporate actions, without the approval of other shareholders. Such ownership and control may have the effect of delaying or preventing a takeover of the Company by third parties, which could deprive the Company's shareholders of a control premium that might otherwise be realized by them in connection with an acquisition of the Company. See "Principal Shareholders."

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION

     The Company is subject to federal, state and local laws and regulations which affect its business, relating to, among other things, advertising, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. Although management of the Company is not aware of any significant environmental contamination at any of the Company's properties from its own or prior activities at such locations or from neighboring properties, such contamination may exist at such properties or at additional store sites or facilities acquired or leased by the Company, and any such contamination could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company is subject to various local zoning requirements with regard to the location and design of its stores.

The Company's ability to obtain zoning permits in a timely manner, if at all, will have an impact on the Company's planned expansion. The failure to comply with such laws, regulations and requirements or material changes to them could have a material adverse effect on the Company's business, financial condition and results of operations.

     Sales of hunting equipment, including firearms, ammunition and shooting accessories accounted for approximately 4.0% of the Company's sales in the fiscal year ended January 31, 1998. Government regulation of firearms or hunting can affect sales of these and other goods offered by the Company, and an increase or material changes in such regulation could have a material adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL PRODUCT LIABILITY EXPOSURE

     The Company's merchandise includes firearms, ammunition, air guns, paintball guns, bows, knives, automobile and marine parts, kayaks, canoes and water and snow skiing and snowboarding equipment and other products that create product liability risks. Although the Company is not a manufacturer of any of these products, the sale of these and other products carried by the Company involves a risk of being named as a defendant in product liability litigation. The Company's insurance may not cover all potential claims arising from the sale of such products, the amount of coverage may not be adequate, and adequate insurance coverage may not be available in the future at acceptable rates, if at all. Any uninsured or inadequately insured claim or liability could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON TRADEMARKS

     The Company uses a number of trademarks in connection with the operation of its business. The Company's "G.I. Joe's" trademark is registered with the United States Patent and Trademark Office. The Company's other trademarks are not registered. The Company believes its trademarks are important to its ability to create and sustain demand for its business and private label products. Although the Company's operations have not been materially restricted as a result of trademark disputes, significant obstacles may arise as the Company expands its business into new market segments and geographic markets. In addition, it may be determined that the Company's trademarks violate the proprietary rights of others, they may not be upheld if challenged and the Company may be prevented from using these trademarks, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000 COMPLIANCE

     The Company relies on computer systems and software to operate its business, including applications used in sales, purchasing, inventory management, finance and various administrative functions. The Company has determined that certain of its software applications will be unable to interpret appropriately the calendar year 2000 and subsequent years. Management believes that only minor modifications will be required to make its systems "Year 2000" compliant. However, failure by the Company to achieve full Year 2000 compliance in a timely manner or consistent with its current cost estimates could have an adverse effect on the Company's business, financial condition and results of operations. In addition, the Company could be adversely affected by the failure of one or more of its vendors, lenders or other organizations with which it conducts business to become fully Year 2000 compliant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF SHARE PRICE

     Prior to the Offering there has been no public market for the Common Stock. An active trading market for the Common Stock may not develop or be sustained as a result of the Offering and the price of the Common Stock may drop below the initial public offering price. The initial public offering price of the Common Stock will be determined through negotiations between the Company and representatives of the Underwriters and may not be indicative of the price at which the Common Stock will actually trade after the

Offering. See "Underwriting" for a discussion of the factors that will be considered in determining the initial public offering price of the Common Stock.

     Following the Offering, the market price of the Common Stock could be subject to significant variation due to fluctuations in the Company's operating results, changes in or actual results varying from earnings or other estimates made by securities analysts, the degree of success the Company achieves in implementing its growth and expansion strategy, changes in business or economic conditions affecting the Company, its customers or its competitors and other factors both within and outside the Company's control. In addition, the stock market may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies, and such volatility may adversely affect the market price of the Common Stock.

SUBSTANTIAL DILUTION TO NEW INVESTORS

     The initial public offering price will be substantially higher than the net tangible book value per share of the Common Stock immediately prior to the Offering. Investors purchasing Common Stock in the Offering will be subject to immediate dilution of $7.03 per share in net tangible book value, assuming an initial public offering price of $10.00 (the mid-point of the range set forth on the cover page of this Prospectus). Further dilution would result from the exercise of outstanding warrants or options. See "Dilution" and "Description of Capital Stock -- Warrants and Stock Options."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of the Common Stock in the public market following the Offering, or the prospect of such sales, could adversely affect the market price of the Common Stock and the Company's ability to raise capital in the equity markets. Upon the closing of the Offering, there will be approximately 8,500,000 shares of Common Stock outstanding (approximately 8,875,000 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, all the shares to be sold in the Offering will be eligible for immediate resale without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares were purchased by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of Common Stock, which constitute "restricted securities" as defined in Rule 144, are not yet eligible for resale under Rule 144, but will become eligible in July 1999 subject to Rule 144 restrictions. The holders of 2,379,320 of these restricted shares have certain registration rights with respect to such shares. See "Description of Capital Stock -- Registration Rights." The Company, its directors, executive officers and other shareholders holding an aggregate of 5,289,618 shares have agreed that, without the prior written consent of Black & Company, Inc., they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions. See "Underwriting" and "Shares Eligible for Future Sale."

     The Company intends to file a registration statement under the Securities Act following the date of this Prospectus to register the future issuance of up to 800,000 shares of Common Stock under the Company's 1998 Stock Incentive Compensation Plan (the "1998 Plan"). Shares issued under the 1998 Plan after the effective date of such registration statement will be freely tradable in the open market, subject to the lock-up agreements with the Underwriters described above and, in the case of sales by affiliates, to certain requirements of Rule
144. As of July 31, 1998, options to purchase approximately 69,033 shares of Common Stock were outstanding under the 1998 Plan, all of which options were vested. In addition, the Orkney Warrant is exercisable for a number of shares equal to 5% of the Company's Common Stock outstanding, on a fully-diluted basis, on the date of exercise at an exercise price equal to 70% of the fair market value of the Common Stock on the exercise date. If the Orkney Warrant is not previously exercised, it will be exercisable for 451,002 shares of Common Stock upon the closing of the Offering. The holder of the Orkney Warrant has certain registration rights with expect to the shares of Common Stock issuable upon exercise thereof. See "Description of Capital Stock -- Warrants and Stock Options," "Management -- Retirement and Certain Other Benefit Plans," "Description of Capital Stock -- Registration Rights" and "Shares Eligible For Future Sale."

POTENTIAL ISSUANCE OF PREFERRED STOCK; ANTI-TAKEOVER EFFECT OF OREGON LAW

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock and the Company's Board of Directors has the authority to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's shareholders. The potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price and the voting and other rights of the holders of Common Stock. Moreover, certain "business combination" provisions of Oregon law could make it more difficult to consummate a merger or tender offer involving the Company, even if such event could be beneficial to the interests of the shareholders. See "Description of Capital Stock."

                               THE REORGANIZATION



     During the fiscal quarter ended July 31, 1998, the Company was reorganized in connection with a management buy-out by Norman Daniels, the Company's current Chairman of the Board, President and Chief Executive Officer. Prior to the reorganization, Mr. Daniels owned approximately 6% of the Company's outstanding capital stock and David Orkney, a Director of the Company and the son of the Company's founder, owned approximately 78% of the outstanding capital stock. Peregrine Capital, Inc., an affiliate of the Company ("Peregrine"), acted as an advisor to Mr. Daniels in connection with the transaction and assisted in arranging financing for, and invested in the Company as part of, the reorganization. The primary components of the reorganization -- the Redemption, the Exchange and the Merger (as defined below) -- as well as its primary benefits to certain key participants, are described below. The Redemption, the Exchange and the Merger are referred to in this Prospectus as the "Reorganization."


REDEMPTION


     In May 1998, in order to effect the Reorganization, the Company, then an S corporation, redeemed all the Company's outstanding capital stock, other than shares held by Mr. Daniels and two individuals who elected not to have their shares redeemed (the "Redemption"), and repurchased outstanding options held by nine individuals, including Wayne Jackson, the Company's former Chief Operating Officer. The redeemed shares and repurchased options represented approximately 83% of the Company's outstanding capital stock on a fully-diluted basis prior to the Redemption. The Company financed the Redemption and stock option repurchases primarily with proceeds from the sale and lease-back of substantially all the Company's owned real estate and proceeds from the sale to 61 individuals and entities, including Peregrine (the "Investors"), of 9% subordinated notes of the Company (the "Subordinated Notes"). See "Certain Related Transactions." In connection with the Redemption, the Company also issued to Mr. Orkney the Orkney Warrant, which entitles him to purchase a number of shares equal to 5% of the Company's Common Stock outstanding, on a fully-diluted basis, on the date of exercise at a purchase price equal to 70% of the fair market value of the Common Stock on the exercise date. Prior to the Redemption, the Company made S corporation distributions to its shareholders which are intended to cover all state and federal income tax liabilities arising from the Company's income prior to the Redemption and from the sale of the Company's real estate. The Redemption resulted in no gain for state and federal income tax purposes for the redeemed shareholders.


     Set forth below are the sources and uses of funds related to the
Redemption:

                    SOURCES
                    -------
Sale of real estate.............  $31.2 million
Sale of Subordinated Notes......    9.5 million
Notes payable to former option
  holders.......................    0.5 million
Repayment of officers' notes....    0.1 million
                                  -------------
          Total.................  $41.3 million
                                  =============

                     USES
                     ----
Redemption of stock.............  $16.6 million
Repurchase of options...........    3.9 million
S-corporation distributions to
  redeemed shareholders.........    5.5 million
S-corporation distributions to
  continuing shareholders.......    1.7 million
Mortgage payoffs................    8.9 million
Mortgage and loan prepayment
    fees........................    1.9 million
Real estate fee to Peregrine
    affiliate...................    1.0 million
Miscellaneous fees and
  expenses......................    0.5 million
Working capital.................    1.3 million
                                  -------------
          Total.................  $41.3 million
                                  =============

EXCHANGE

     Following the Redemption, Holdings was organized and Mr. Daniels exchanged his Common Stock in the Company for all the outstanding common stock of Holdings, which resulted in the Company becoming a subsidiary of Holdings. Peregrine, which had purchased $1.45 million principal amount of the Subordinated

Notes from the Company, exchanged $1.0 million principal amount of the Subordinated Notes for common stock of Holdings. See "Certain Related Transactions." In addition, Peregrine and the other Investors exchanged the remaining $8.5 million principal amount of Subordinated Notes for preferred stock of Holdings and warrants to purchase common stock of Holdings (the "Exchange"). Following the Redemption and the Exchange, (i) Mr. Daniels and the Investors owned 54% and 46%, respectively, of the common stock of Holdings, on a fully-diluted basis, (ii) the Investors owned all the outstanding preferred stock of Holdings and (iii) Holdings owned 82% of the Company's outstanding Common Stock and held all of the Subordinated Notes.


MERGER


     In July 1998, Holdings merged with and into the Company, with the Company being the surviving corporation (the "Merger"). In the Merger, (i) the outstanding preferred stock of Holdings was exchanged for an aggregate of 85,000 shares of the Company's Series A 9% Non-Voting Redeemable Preferred Stock ("Redeemable Preferred Stock"), (ii) the outstanding common stock of Holdings was exchanged for an aggregate of 3,568,982 shares of the Company's Common Stock, (iii) warrants to purchase common stock of Holdings were exchanged for an aggregate of 2,379,320 shares of the Company's Common Stock and (iv) the Subordinated Notes were canceled. The Redeemable Preferred Stock will be redeemed with $8.5 million of the proceeds from the Offering. See "Use of Proceeds." Following the Merger, there were 6,000,000 shares of the Company's Common Stock outstanding, which includes 47,863 shares held by an individual who has indicated an intention to dissent from the Merger. If that shareholder perfects his dissenter's rights under Oregon law, he will be entitled to receive from the Company the fair value of his shares of the Company immediately prior to the Merger, estimated to be $147,000.


BENEFITS OF THE REORGANIZATION TO CERTAIN KEY PARTICIPANTS

     Certain key participants received material benefits in connection with the Reorganization, as described below:


     Norman P. Daniels. Prior to the Reorganization, Mr. Daniels owned approximately 6% of the Company's outstanding Common Stock. He also held options which after the Merger would have been exercisable for 745,278 shares of Common Stock at a weighted average exercise price of $1.68 per share. If exercised, these options would have increased Mr. Daniels' ownership of the Company's outstanding Common Stock prior to the Reorganization to approximately 16%. As a result of the Reorganization, Mr. Daniels owned approximately 54% of the Company's outstanding Common Stock as of July 31, 1998. In connection with the Reorganization, Mr. Daniels' options to purchase shares of the Company's Common Stock were canceled. See "Certain Related Transactions."


     Peregrine Capital, Inc. In connection with the Reorganization, Peregrine purchased $1.45 million principal amount of Subordinated Notes from the Company. Peregrine exchanged $1.0 million principal amount of the Subordinated Notes for common stock of Holdings, which was converted into 356,898 shares of the Company's Common Stock in the Merger. Peregrine exchanged the remaining $450,000 principal amount of the Subordinated Notes for preferred stock and a warrant to purchase common stock of Holdings. In the Merger, the shares of preferred stock of Holdings were converted into 4,500 shares of the Company's Redeemable Preferred Stock and the warrant was converted into 40,909 shares of the Company's Common Stock. For services rendered in connection with the Reorganization, Peregrine received an additional warrant exercisable for shares of Holdings common stock (the "Master Warrant"), which in the Merger was converted into 1,606,599 shares of the Company's Common Stock. Prior to the Merger, Peregrine assigned to various unaffiliated third parties a portion of the Master Warrant which otherwise would have entitled Peregrine to 315,053 of the shares of the Company's Common Stock issuable upon conversion of the Master Warrant. Peregrine has certain registration rights with respect to the shares of the Company's Common Stock it received in exchange for the Holdings warrants. See "Description of Capital Stock -- Registration Rights." Subsequent to the Merger, Peregrine transferred 45,454 shares of the Company's Common Stock to an unaffiliated third party in connection with a loan. Peregrine has the right to repurchase up to 22,727 of such shares if it repays the loan prior to the maturity date. An affiliate of Peregrine received a $1.0 million fee for assisting with the sale of certain of the Company's real estate in connection with the Reorganization, which fee was credited against the purchase price for two parcels of the Company's real estate purchased by that affiliate. See "Certain Transactions."


     As part of the Reorganization, Peregrine has agreed to pay certain accounting, legal and other expenses incurred in connection with the Reorganization, paid a fee of $100,000 to David Orkney to induce him to extend the terms of his agreement regarding the sale of his interest in the Company and agreed to reimburse the Company for all dividends paid on the Company's Redeemable Preferred Stock. In addition, Peregrine has agreed to purchase from the Investors all outstanding shares of the Company's Redeemable Preferred Stock for $8.5 million, plus accumulated dividends, if the Company does not complete, prior to May 8, 1999, an initial public offering of its Common Stock with net proceeds to the Company of at least $12.0 million. In connection with the Reorganization, four individuals associated with Peregrine, including Roy Rose, a director of the Company and a director and the president and chief executive officer of Peregrine, and his wife, agreed to guarantee the Company's obligations under six leases arising from the sale and lease-back of the Company's owned real estate to unaffiliated third parties. Aggregate annual base rent under these leases is approximately $3.0 million. This guarantee will expire upon the closing of an initial public offering of the Company's Common Stock. See "Certain Related Transactions."


     As of July 31, 1998, Peregrine beneficially owned 1,666,626 shares of the Company's Common Stock and 7,000 shares of the Company's Redeemable Preferred Stock. Peregrine's shares of Redeemable Preferred Stock include 2,500 shares issued upon conversion in the Merger of 250,000 shares of Holdings preferred stock purchased by Peregrine from another Investor.


     Other Investors. The Investors, other than Peregrine, purchased $8.05 million in principal amount of the Company's Subordinated Notes. None of these Investors are affiliates of the Company. In the Exchange, these Investors exchanged the Subordinated Notes for preferred stock of Holdings and warrants to purchase common stock of Holdings. In the Merger, these Investors exchanged the shares of Holdings preferred stock for an aggregate of 80,500 shares of the Company's Redeemable Preferred Stock, which will be redeemed with $8.05 million of the Offering proceeds, and exchanged the warrants to purchase common stock of Holdings for an aggregate of 731,812 shares of the Company's Common Stock. These Investors have certain registration rights with respect to these shares of Common Stock. See "Description of Capital Stock -- Registration Rights." In addition, these Investors will receive accrued dividends payable with respect to the Redeemable Preferred Stock (which will be paid by Peregrine upon redemption of such shares). The Investors have the right to require Peregrine to repurchase these shares of Redeemable Preferred Stock for an aggregate of $8.05 million plus accrued dividends if the Company does not complete, prior to May 8, 1999, an initial public offering of its Common Stock with net proceeds to the Company of at least $12.0 million. See "Certain Related Transactions."

                                USE OF PROCEEDS

     The Company will receive approximately $22.6 million (approximately $26.0 million if the Underwriter's over-allotment option is exercised in full) in net proceeds from the sale of the shares of Common Stock offered hereby, assuming an initial public offering price of $10.00 per share (the mid-point of the range set forth on the cover page of this Prospectus), and after deducting underwriting discounts and estimated offering expenses.


     The Company intends to use approximately $8.5 million of the net proceeds from the Offering to redeem all of the Company's outstanding Series A 9% Non-Voting Redeemable Preferred Stock and approximately $13.0 million of the net proceeds to complete the remodeling of the Company's stores over the next four calendar years. The Company intends to use the remaining net proceeds to open new stores and, when the opportunity arises, to acquire other businesses that complement the Company's business, as well as for working capital and general corporate purposes. The Company has no current understandings or agreements regarding potential acquisitions.


     The foregoing represents the Company's best estimate of its use of the net proceeds from the Offering based on current planning and business conditions. The Company reserves the right to change its use of proceeds when and if market conditions or unexpected changes in operating conditions or results occur. Pending any specific application, the net proceedings from the Offering will be invested in short-term, interest bearing securities.

                 DIVIDEND POLICY AND PRIOR S CORPORATION STATUS

     The Company intends to retain all earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors. The Company's existing revolving line of credit facility prohibits the payment of dividends.


     Prior to May 1, 1998, the Company was treated for federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state laws. As a result, the earnings of the Company were included in the taxable income of the Company's shareholders, at their individual federal and state income tax rates, rather than those otherwise applicable to the Company. As of May 1, 1998, the Company's S corporation status was terminated in connection with the Reorganization. See "The Reorganization." Since that date the Company has been fully subject to federal and applicable state income taxes on its earnings. See Note 1 to Financial Statements.


     In the fiscal years ended January 31, 1997 and 1998 and the three-month period ended April 30, 1998, the Company paid cash dividends to its shareholders in the aggregate amounts of approximately $618,000, $410,000 and $6.9 million, respectively, principally for the payment of the shareholders' income tax liabilities in connection with the Company's status as an S corporation.

                                    DILUTION

     As of June 30, 1998, the Company's net tangible book value per share of Common Stock (giving effect to the Merger) was approximately $1.87. Net tangible book value per share represents the amount of the Company's tangible assets less the amount of its liabilities, divided by the number of shares of Common Stock outstanding.


     Giving effect to the issuance of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share (the mid-point of the range set forth on the cover page of this Prospectus) and the deduction of underwriting discounts and estimated offering expenses, and assuming no exercise of outstanding options or the Orkney Warrant, the net tangible book value of the Company as of June 30, 1998, would have been approximately $2.97 per share. This represents an immediate increase in net tangible book value of $1.10 per share to existing shareholders of shares of Common Stock in the Offering. The following table illustrates the per share dilution:


Assumed initial public offering price per share.............           $10.00
  Net tangible book value per share as of June 30,
     1998(1)................................................  $1.87
  Increase in net tangible book value per share attributable
     to new investors.......................................   1.10
                                                              -----
Pro forma net tangible book value per share after the
  Offering(1)...............................................             2.97
                                                                       ------
Dilution of net tangible book value per share to new
  investors.................................................           $ 7.03
                                                                       ======

     The following table summarizes as of June 30, 1998, after giving effect to the Merger and the Offering, the differences between existing shareholders and purchasers of shares of Common Stock in the Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                   SHARES PURCHASED(1)     TOTAL CONSIDERATION
                                   --------------------    -------------------    AVERAGE PRICE
                                    NUMBER      PERCENT    AMOUNT     PERCENT       PER SHARE
                                   ---------    -------    -------    --------    -------------
                                                          (IN MILLIONS)
Existing shareholders............  6,000,000      70.6%     $ 2.9       10.4%        $ 0.48
New investors....................  2,500,000      29.4       25.0       89.6          10.00
                                   ---------     -----      -----      -----
          Total..................  8,500,000     100.0%     $27.9      100.0%
                                   =========     =====      =====      =====

---------------

(1) Includes 5,948,302 shares of the Company's Common Stock issued in the Merger. Excludes (i) 69,033 shares issuable upon exercise of outstanding stock options, with a weighted average exercise price of $1.90 per share,
    (ii) 730,967 shares reserved for future grants under the Company's 1998 Plan, (iii) shares issuable in connection with the Company's acquisition of Timberline Direct and (iv) 451,002 shares issuable upon the closing of the Offering pursuant to the exercise of the Orkney Warrant, which is exercisable for a number of shares equal to 5% of the Company's Common Stock outstanding, on a fully-diluted basis, on the date of exercise at an exercise price equal to 70% of the fair market value of the Common Stock on the exercise date. If the Orkney Warrant is exercised prior to the closing of the Offering, it will be exercisable for approximately 319,423 shares of Common Stock. See "The Reorganization," "Management -- Retirement and Certain Other Benefit Plans," "Management -- Timberline Direct Acquisition; Employment Agreements" and "Description of Capital Stock -- Warrants and Stock Options."

                                 CAPITALIZATION

     The following table sets forth the Company's capitalization as of June 30, 1998 (giving effect to the Merger), and as adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share (the mid-point of the range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom. See "Use of Proceeds." The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and related notes thereto and other financial information included elsewhere in this Prospectus.

                                                                  JUNE 30, 1998
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                (DOLLAR AMOUNTS IN
                                                                    THOUSANDS)
Current portion of long-term debt and capital lease
  obligations...............................................  $ 1,006      $ 1,006
Long-term debt and capital lease obligations, less current
  portion...................................................   31,546       31,546
                                                              -------      -------
Shareholders' equity:
Preferred Stock, no par value; 10,000,000 shares authorized;
  85,000 shares of Series A 9% Non-Voting Redeemable
  Preferred Stock issued and outstanding, actual; no shares
  issued and outstanding, as adjusted(1)....................    7,887           --
Common Stock, no par value; 50,000,000 shares authorized;
  6,000,000 shares issued and outstanding, actual; 8,500,000
  shares issued and outstanding, as adjusted(2).............    2,888       25,438
Issued warrant(3)...........................................    1,100        1,100
Additional paid-in capital..................................      342          342
Accumulated deficit.........................................      (78)        (691)
                                                              -------      -------
     Total shareholders' equity.............................   12,139       26,189
                                                              -------      -------
          Total capitalization..............................  $44,691      $58,741
                                                              =======      =======

---------------
(1) The outstanding shares of Series A 9% Non-Voting Redeemable Preferred Stock will be redeemed with $8.5 million of the proceeds from the Offering. Approximately $613,000 of such amount will be treated as an addition to the Company's accumulated deficit.


(2) Excludes (i) 69,033 shares issuable upon exercise of outstanding stock options, with a weighted average exercise price of $1.90 per share, (ii) 730,967 shares reserved for future grants under the Company's 1998 Plan,
    (iii) shares issuable in connection with the Company's acquisition of Timberline Direct and (iv) 451,002 shares issuable upon the closing of the Offering pursuant to the exercise of the Orkney Warrant, which is exercisable for a number of shares equal to 5% of the Company's Common Stock outstanding on the date of exercise at an exercise price equal to 70% of the fair market value of the Common Stock on the exercise date. If the Orkney Warrant is exercised prior to the closing of the Offering, it will be exercisable for approximately 319,423 shares of Common Stock upon the closing of the Offering. See "Management -- Retirement and Certain Other Benefit Plans," "Management -- Timberline Direct Acquisition; Employment Agreements" and "Description of Capital Stock -- Warrants and Stock Options."


(3) Consists of the Orkney Warrant, the terms of which are described in footnote 2 above.

                       SELECTED FINANCIAL AND OTHER DATA


     The following selected financial and other data relating to the Predecessor (as defined in footnote 1 to the following table) and the Company has been taken or derived from the financial statements and other records of the Company and should be read in conjunction with the financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus. The selected financial data for the Predecessor for each of the years in the five-year period ended January 31, 1998 and for the three-month period ended April 30, 1998 have been derived from financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for the Predecessor for the three-month period ended April 30, 1997 has been derived from unaudited financial statements for that periods prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial data. As of May 1, 1998, a new entity for purposes of financial accounting treatment ("G.I. Joe's, Inc.") was created through a management buy-out that was accounted for as a purchase transaction. The selected financial and other data for G.I. Joe's, Inc. for the two-month period ended June 30, 1998 has been derived from financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial and other data for the two-month period ended June 30, 1998 are not necessarily indicative of the results to be expected for any other period. Pro forma data for the fiscal year ended January 31, 1998 and the five-month period ended June 30, 1998 has been provided to show the effect upon the Company's statement of operations of the Reorganization, as if it had occurred as of February 1, 1997 and 1998, respectively. Pro forma net income data has been provided to show the effect upon the Company's statement of operations of corporate income tax expense for the Company as though the Reorganization had been consummated prior to the periods presented. See "The Reorganization." The pro forma financial data, which is based upon available information and certain assumptions that management believes are reasonable, is provided for informational purposes only and should not be construed to be indicative of the Company's results of operations had the Reorganization been consummated prior to the periods presented and does not project the Company's results of operations for any future period.


      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SELECTED OPERATING DATA)


                                                                                                    PRO
                                                          PREDECESSOR(1)                         FORMA(2)
                                      -------------------------------------------------------   -----------
                                                                                                FISCAL YEAR
                                                  FISCAL YEARS ENDED JANUARY 31,                   ENDED
                                      -------------------------------------------------------    JAN. 31,
                                        1994        1995        1996        1997       1998        1998
                                      --------    --------    --------    --------   --------   -----------
                                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales...........................  $136,629    $127,008    $124,052    $128,112   $128,238    $128,238
Cost of sales.......................    94,998      85,266      82,346      84,184     84,552      84,552
                                      --------    --------    --------    --------   --------    --------
Gross margin........................    41,631      41,742      41,706      43,928     43,686      43,686
Selling, general and administrative
 expense............................    39,574      36,598      37,154      37,976     39,528      42,671
                                      --------    --------    --------    --------   --------    --------
Income (loss) from operations.......     2,057       5,144       4,552       5,952      4,158       1,015
Interest expense, net...............    (3,421)     (3,746)     (3,726)     (3,612)    (3,477)     (2,975)
Gain on sale of real estate.........        --          --          25          --         --          --
                                      --------    --------    --------    --------   --------    --------
Income (loss) before income taxes
 and extraordinary item.............    (1,364)      1,398         851       2,340        681      (1,960)
(Provision for) benefit from income
 taxes..............................        --          --          --          --         --         784
                                      --------    --------    --------    --------   --------    --------
Income (loss) before extraordinary
 item...............................    (1,364)      1,398         851       2,340        681      (1,176)
Extraordinary item: loss on early
 extinguishment of debt.............        --          --          --          --         --          --
                                      --------    --------    --------    --------   --------    --------
Net income (loss)...................  $ (1,364)    $ 1,398     $   851     $ 2,340    $   681    $ (1,176)
                                      ========    ========    ========    ========   ========    ========
Income (loss) per share before
 extraordinary item(3):
-- Basic............................    $(0.33)      $0.34       $0.21       $0.58      $0.17      $(0.32)
-- Diluted..........................    $(0.33)      $0.34       $0.20       $0.52      $0.15      $(0.32)
Net income (loss) per share(3):
-- Basic............................    $(0.33)      $0.34       $0.21       $0.58      $0.17      $(0.32)
-- Diluted..........................    $(0.33)      $0.34       $0.20       $0.52      $0.15      $(0.32)
Weighted average shares outstanding,
 as adjusted(3):
-- Basic............................     4,107       4,097       4,076       4,065      4,053       6,000
-- Diluted..........................     4,107       4,171       4,311       4,508      4,625       6,000

                                                                  G.I. JOE'S,       PRO
                                                                     INC.        FORMA(2)
                                           PREDECESSOR(1)         -----------   -----------
                                      -------------------------       TWO          FIVE
                                         THREE MONTHS ENDED         MONTHS        MONTHS
                                              APRIL 30,              ENDED         ENDED
                                      -------------------------    JUNE 30,      JUNE 30,
                                         1997          1998          1998          1998
                                      -----------   -----------   -----------   -----------
                                      (UNAUDITED)                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales...........................    $24,013       $25,908       $23,461       $49,369
Cost of sales.......................     16,425        17,670        15,511        33,181
                                        -------       -------       -------       -------
Gross margin........................      7,588         8,238         7,950        16,188
Selling, general and administrative
 expense............................      8,717         9,755         7,264        17,804
                                        -------       -------       -------       -------
Income (loss) from operations.......     (1,129)       (1,517)          686        (1,616)
Interest expense, net...............       (822)         (962)         (602)       (1,439)
Gain on sale of real estate.........         --           640            --           640
                                        -------       -------       -------       -------
Income (loss) before income taxes
 and extraordinary item.............     (1,951)       (1,839)           84        (2,415)
(Provision for) benefit from income
 taxes..............................         --            --           (34)          966
                                        -------       -------       -------       -------
Income (loss) before extraordinary
 item...............................     (1,951)       (1,839)           50        (1,449)
Extraordinary item: loss on early
 extinguishment of debt.............         --        (2,220)           --            --
                                        -------       -------       -------       -------
Net income (loss)...................    $(1,951)      $(4,059)       $   50       $(1,449)
                                        =======       =======       =======       =======
Income (loss) per share before
 extraordinary item(3):
-- Basic............................     $(0.48)       $(0.45)       $(0.01)       $(0.29)
-- Diluted..........................     $(0.48)       $(0.45)       $(0.01)       $(0.29)
Net income (loss) per share(3):
-- Basic............................     $(0.48)       $(1.00)       $(0.01)       $(0.29)
-- Diluted..........................     $(0.48)       $(1.00)       $(0.01)       $(0.29)
Weighted average shares outstanding,
 as adjusted(3):
-- Basic............................      4,053         4,053         6,000         6,000
-- Diluted..........................      4,053         4,053         6,000         6,000


                                                                                                    PRO
                                                          PREDECESSOR(1)                         FORMA(2)
                                      -------------------------------------------------------   -----------
                                                                                                FISCAL YEAR
                                                  FISCAL YEARS ENDED JANUARY 31,                   ENDED
                                      -------------------------------------------------------    JAN. 31,
                                        1994        1995        1996        1997       1998        1998
                                      --------    --------    --------    --------   --------   -----------
                                                                                                (UNAUDITED)
SELECTED OPERATING DATA:
Number of stores open for full
 period.............................        14          14          14          14         14          14
Number of remodeled stores open for
 full period........................        --          --           2           3          3           3
Gross margin as a percentage of
 sales..............................      30.5%       32.9%       33.6%       34.3%      34.1%       34.1%
Store contribution(4)...............    $1,436      $1,373      $1,321      $1,351     $1,417      $1,192
Total comparable store net sales
 increase (decrease)(5).............      (1.7)%      (7.0)%      (2.3)%       3.3%      (1.8)%      (1.8)%
Remodeled same store net sales
 increase (6).......................        --          --         1.6%       14.6%        --          --

                                                                  G.I. JOE'S,       PRO
                                                                     INC.        FORMA(2)
                                           PREDECESSOR(1)         -----------   -----------
                                      -------------------------       TWO          FIVE
                                         THREE MONTHS ENDED         MONTHS        MONTHS
                                              APRIL 30,              ENDED         ENDED
                                      -------------------------    JUNE 30,      JUNE 30,
                                         1997          1998          1998          1998
                                      -----------   -----------   -----------   -----------
                                      (UNAUDITED)                               (UNAUDITED)
SELECTED OPERATING DATA:
Number of stores open for full
 period.............................         14            15            15            15
Number of remodeled stores open for
 full period........................          3             4             4             4
Gross margin as a percentage of
 sales..............................       31.6%         31.8%         33.9%         32.8%
Store contribution(4)...............       $154          $195          $237          $380
Total comparable store net sales
 increase (decrease)(5).............       (5.6)%         3.0%         (2.3)%         0.7%
Remodeled same store net sales
 increase (6).......................         --          24.0%         27.2%         25.5%



                                                                  PREDECESSOR
                                            -------------------------------------------------------
                                                               AS OF JANUARY 31,                             JUNE 30, 1998
                                            -------------------------------------------------------    --------------------------
                                             1994        1995        1996        1997        1998      ACTUAL(3)   AS ADJUSTED(7)
                                            -------    --------    --------    --------    --------    ---------   --------------
                                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........................    $11,637    $  9,762    $ 12,041    $ 14,923    $ 15,527     $18,243       $32,293
Inventories.............................     26,916      27,042      28,961      29,442      33,368      41,687        41,687
Total assets............................     61,792      62,212      58,365      58,527      66,539      72,116        86,166
Total liabilities.......................     55,538      54,758      50,552      48,734      57,119      59,977        59,977
Total shareholders' equity..............      6,254       7,454       7,813       9,793       9,420      12,139        26,189


---------------

(1) Effective May 1, 1998, the Company underwent a reorganization pursuant to which Norman Daniels, the Company's current Chairman of the Board, President and Chief Executive Officer, acquired a majority interest in ND Holdings, Inc., an Oregon corporation ("Holdings"), which owned more than 80% of the outstanding capital stock of G.I. Joe's. In July 1998, Holdings merged into G.I. Joe's, with G.I. Joe's being the surviving corporation. See "The Reorganization." The financial information with respect to periods prior to May 1, 1998 reflects information for G.I. Joe's prior to the Reorganization (the "Predecessor").


(2) The pro forma statement of operations data for the fiscal year ended January 31, 1998 and the five-month period ended June 30, 1998 give effect to the Reorganization as if it had occurred as of February 1, 1997 and February 1, 1998, respectively. Prior to the Reorganization, the Company was an S corporation and, accordingly, was not subject to federal and state income taxes during the periods indicated, other than during the two-month period ended June 30, 1998. As of May 1, 1998, the Company was converted to a C corporation and is now subject to federal and applicable state income taxation. See "Dividend Policy and Prior S Corporation Status" and Note 1 to Financial Statements.


(3) The per share statement of operations data for the two-month period ending June 30, 1998 and the pro forma per share statement of operations data for the fiscal year ended January 31, 1998 and the five-month period ended June 30, 1998 give effect to the issuance of 5,948,302 shares of the Company's Common Stock in the Merger as if it had occurred at the beginning of such periods. See "The Reorganization."


(4) Store contribution is determined by deducting average per store expenses from average per store gross margin.

(5) A new or remodeled store becomes comparable after it has been open or remodeled for a full 12 months.

(6) Compares first full fiscal year following the remodeling to the preceding fiscal year.

(7) Adjusted to reflect (i) the sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share (the mid-point of the range set forth on the cover page of this Prospectus) and
    (ii) the application of the net proceeds from such transaction.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the selected financial and operating data and the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus.

OVERVIEW

     G.I. Joe's is a leading operator of full-service sports and automotive merchandise superstores in the Pacific Northwest. The Company currently has 16 stores, eight in the Portland, Oregon metropolitan area, two in the Seattle/Puget Sound area of Washington and six in various other Oregon communities. These stores average approximately 55,000 square feet in size. In calendar year 1997, the Company was among the top 15 full-line sporting goods retailers in the nation based on revenue. The Company has developed a successful store concept that has significantly increased same-store sales and sales per square foot in recently opened and remodeled stores. For the fiscal year ended January 31, 1998, the Company's new and remodeled stores generated average annual sales of approximately $9.9 million, compared to approximately $8.6 million for the Company's other stores. In fiscal 1998, new and remodeled stores achieved average sales per selling square foot of $213, compared to $193 for other stores. Average annual per store contribution (i.e., average per store gross margin less average per store expenses) in fiscal 1998 was approximately $1.6 million for new and remodeled stores and $1.3 million for other stores. The Company has opened two new stores and remodeled four existing stores over the past four fiscal years using its updated store concept.

     Most of the products offered by the Company are geared to traditionally male-oriented activities and the majority of the consumers of G.I. Joe's merchandise are males between the ages of 21 and 59. However, approximately 45% of the Company's customers are women, who either purchase merchandise for men or, increasingly, for themselves. The Company offers full lines of (i) sporting goods, including equipment for snow and water skiing, snowboarding, kayaking, canoeing, camping, fishing and hunting, (ii) outdoor apparel and footwear and
(iii) automotive aftermarket parts and accessories. The Company's net sales of $128.2 million in fiscal 1998 were derived 39% from the sale of sporting goods, 27% from the sale of outdoor apparel and footwear, 21% from the sale of automotive parts and accessories and 13% from the sale of other assorted products.


     G.I. Joe's began operations in 1952 in Portland, Oregon as a government surplus store. Over the years the Company shifted its focus from surplus goods to new, general merchandise. By 1995, under the direction of Norman Daniels, the Company's current Chairman of the Board, President and Chief Executive Officer, the Company had streamlined its product offerings to focus on sports and automotive merchandise, its best-selling product lines. Through 1997 the Company pursued a conservative operating strategy while refining the Company's internal systems, distribution system and training programs and undertaking selective management additions, all of which created a solid foundation to support future expansion. In May 1998, Mr. Daniels acquired majority ownership of the Company and the Company began implementing an aggressive growth strategy. See "The Reorganization" and "Business -- Growth and Expansion Strategy."


     G.I. Joe's growth and expansion strategy is to increase the profitability of the Company's existing stores through a major remodeling program; selectively open new stores, primarily in Washington; enter new geographic markets in Montana, Idaho, Utah, Nevada and Northern California through complementary acquisitions or internal growth; further develop alternative distribution channels; and examine opportunities for national expansion and vertical integration.

     As part of its growth and expansion strategy, the Company plans to open eight new stores and remodel ten existing stores prior to the end of the fiscal year ending January 31, 2003. Stores open for at least 12 months have generally contributed positively to the Company's margins. For the fiscal year ended January 31, 1998, the average annual per store contribution for stores open for at least 12 months was approximately $1.4 million, or approximately 16% of average annual per store sales. Management estimates that new stores will contribute positively to the Company's margins after 12 months of operation and that after approximately three years of operation new stores will generate net sales comparable to average net sales generated at existing stores. However, new stores may not achieve historic or anticipated levels of operating results. Unless and until new stores contribute positively to operating margins or generate anticipated levels of sales, the opening of new stores will result in reduced average per store results for the Company. See "Risk Factors -- Ability to Implement Business and Growth and Expansion Strategies and Manage Growth."

     The Company has remodeled four stores using its updated store concept. Two of these stores were remodeled in 1994, while the Company was in the process of streamlining its product offerings to focus on sports and automotive merchandise. See "Business -- Properties." Consequently, management does not believe that same-store results of those two remodeled stores are comparable to the same-store results for the two stores remodeled subsequent to the streamlining of the Company's merchandise mix. Same-store sales at the two most recently remodeled stores have increased approximately 18% on average in the first year of operation after remodeling.

     Weather and changes in weather significantly affect the Company's sales of sporting goods equipment and outdoor apparel and footwear. Net sales and margins are adversely affected in periods of unseasonable weather conditions. In addition, the Company's seasonal sporting goods merchandise mix is weighted substantially toward the summer and winter seasons, which historically has led to much stronger results of operations for the quarters ending July 31 and January 31 than for the other two quarters. The Company has historically incurred net losses in the quarters ending April 30 and achieved limited net income or incurred net losses in the quarters ending October 31. In addition, the Company's sporting goods and outdoor apparel and footwear operations are subject to traditional retail seasonality patterns related to the holiday season. This seasonality, dependence on weather conditions and other factors contribute to fluctuations in periodic operating results. Accordingly, results of operations in any period may not be indicative of the results to be expected for any future period. See "Risk Factors -- Effects of Weather," "Risk
Factors -- Seasonality and Fluctuations in Periodic Operating Results" and
"-- Quarterly Operating Results and Seasonality."

     Sales by the Company's automotive aftermarket parts and accessories department have been relatively unchanged for each of the four fiscal years ended January 31, 1998, and accounted for 21% of the Company's sales in fiscal 1998. For the purpose of increasing sales of its automotive merchandise, the Company hired a new Automotive Merchandise Manager in June 1998, and has recently implemented a revised automotive merchandise marketing plan. This plan features lower everyday prices made possible by a change in product lines and more aggressive promotional strategies. The plan also calls for an update of the electronic automotive parts look-up systems at all stores, which are intended to increase the efficiency with which the Company serves its automotive parts customers.

     In the first quarter of the fiscal year ended January 31, 1998, the Company implemented a revised inventory management strategy that focused on reducing inventory levels, increasing inventory turns and lowering carrying costs. Although the strategy successfully met its direct objectives, it adversely affected sales by limiting the availability of in-stock merchandise at the Company's stores. In the second quarter of fiscal 1998, the Company returned to its traditional inventory management strategy.


     In the three-month period ended July 31, 1998, the Company was restructured pursuant to the Reorganization. See "The Reorganization." The Reorganization was financed primarily with net proceeds of approximately $19.6 million from the sale and lease-back of substantially all the Company's owned real estate (net of related mortgage payoffs, prepayment penalties and miscellaneous fees and expenses) and proceeds from the sale of $9.5 million of the Company's Subordinated Notes, which notes have since been exchanged for shares of the Company's preferred stock and Common Stock. The terms of the leases covering the real estate sold and leased back to the Company are triple net at market rates, over a period of 15 years with two five-year renewal options. The Company estimates that the incremental annual operating cost to lease these facilities as compared to owning them is approximately $2.3 million, taking into account, among other things, rental expense, reduced interest expense as a result of mortgage payoffs and reduced depreciation. In conjunction with the sale and lease-back of the real estate, the Company paid off mortgage loans and the Company's former revolving credit facility before maturity, resulting in an extraordinary loss on early extinguishment of debt of approximately $2.2 million recorded in the three-month period ended April 30, 1998. Prior to the Reorganization, the Company made S corporation distributions of approximately $7.2 million to its shareholders which are intended to cover all state and federal income tax liabilities arising from the Company's income prior to the Redemption and from the sale of the Company's real estate. As a result of the Reorganization, including the termination of the Company's S corporation status discussed below, results for the two-month period ended June 30, 1998 are not, and results for future periods will not be, comparable to results for prior periods.


     Prior to the Reorganization, the Company was an S corporation and, accordingly, not subject to federal or state income taxes. As part of the Reorganization, the Company was converted to a C corporation and is now subject to federal and applicable state income taxation. Pro forma statement of operations data has been provided to give effect to estimated income tax expenses that would have been incurred if the Company had been subject to federal and state income taxes for all periods shown. Such pro forma statement of operations data should not be construed as indicative of future tax expenses.

RESULTS OF OPERATIONS

     The tables below set forth, for the periods indicated, (i) the percentage of net sales of the Company and the Predecessor (as defined in footnote 1 to the following table) represented by certain statement of operations and (ii) certain store data. As a result of the Reorganization, results for the two-month period ended June 30, 1998 are not comparable to prior periods.


                                                                                                           G.I.
                                                                                                          JOE'S,
                                                                   PREDECESSOR(1)                          INC.
                                                 ---------------------------------------------------     --------
                                                                                THREE        THREE         TWO
                                                    FISCAL YEARS ENDED         MONTHS       MONTHS        MONTHS
                                                        JANUARY 31,             ENDED        ENDED        ENDED
                                                 -------------------------    APRIL 30,    APRIL 30,     JUNE 30,
                                                  1996      1997     1998       1997         1998          1998
                                                 ------    ------   ------    ---------    ---------     --------
STATEMENT OF OPERATIONS DATA:
Net sales......................................   100.0%    100.0%   100.0%     100.0%       100.0%        100.0%
Cost of sales..................................    66.4      65.7     65.9       68.4         68.2          66.1
                                                 ------    ------   ------     ------       ------        ------
  Gross margin.................................    33.6      34.3     34.1       31.6         31.8          33.9
Selling, general and administrative expense....    30.0      29.6     30.8       36.3         37.7          31.0
                                                 ------    ------   ------     ------       ------        ------
Income (loss) from operations..................     3.6       4.7      3.3       (4.7)        (5.9)          2.9
Interest expense, net..........................    (3.0)     (2.9)    (2.8)      (3.4)        (3.7)         (2.6)
Gain on sale of real estate....................     0.1        --       --         --          2.5            --
                                                 ------    ------   ------     ------       ------        ------
Income (loss) before income taxes and
  extraordinary item...........................     0.7       1.8      0.5       (8.1)        (7.1)          0.3
(Provision for) benefit from income taxes(2)...      --        --       --         --           --           0.1
                                                 ------    ------   ------     ------       ------        ------
Income (loss) before extraordinary item........     0.7       1.8      0.5       (8.1)        (7.1)          0.2
Extraordinary item: loss on early
  extinguishment of debt, net of taxes(2)......      --        --       --         --         (8.6)           --
                                                 ------    ------   ------     ------       ------        ------
Net income (loss)..............................     0.7%      1.8%     0.5%      (8.1)%      (15.7)%         0.2%
                                                 ======    ======   ======     ======       ======        ======
STORE DATA:
Number of stores open for full period..........      14        14       14         14           15            15
Number of remodeled stores open for full
  period.......................................       2         3        3          3            4             4
Average sales per store (in thousands)(3)......  $8,861    $9,151   $8,999     $1,715       $1,725        $1,564
Store contribution (in thousands)(4)...........  $1,321    $1,351   $1,417     $  154       $  195        $  237
    Total comparable store net sales increase
      (decrease)(5)............................    (2.3)%     3.3%    (1.8)%     (5.6)%        3.1%         (2.3)%
Remodeled same store net sales increase(6).....     1.6%     14.6%      --         --         24.0%         27.2%


---------------

(1) Effective May 1, 1998, the Company underwent a restructuring pursuant to which Norman Daniels, the Company's current Chairman of the Board, President and Chief Executive Officer, acquired a majority interest in Holdings, which owned more than 80% of the outstanding capital stock of G.I. Joe's. In July 1998, Holdings merged into G.I. Joe's, with G.I. Joe's being the surviving corporation. See "The Reorganization." The financial information with respect to periods ended prior to May 1, 1998 reflects information for G.I. Joe's prior to this restructuring (the "Predecessor").

(2) The Company was an S corporation prior to May 1, 1998, and, accordingly, was not subject to federal and state income taxes during the periods indicated other than during the two-month period ended June 30, 1998. See Note 1 to Financial Statements.

(3) Based upon the weighted average number of stores open during the period indicated.

(4) Store contribution is determined by deducting average per store expenses from average per store gross margin.

(5) A new or remodeled store becomes comparable after it has been open or remodeled for a full 12 months.

(6) Compares first full fiscal year following the remodeling to the preceding fiscal year.

     Selling, general and administrative expense includes store payroll, store occupancy, advertising expenses, other store expenses, distribution expenses and general and administrative expenses, including salary, bonuses and benefits of corporate employees, administrative office occupancy expenses, data processing, credit card and bank fees and expenses, professional expenses and other related expenses.

     Cost of sales includes inventory and certain freight costs.

     TWO-MONTH PERIOD ENDED JUNE 30, 1998 COMPARED TO TWO-MONTH PERIOD ENDED JUNE 30, 1997

     Net Sales. Net sales for the two-month period ended June 30, 1998, were approximately $23.5 million, compared with approximately $22.9 million for the two-month period ended June 30, 1997, an increase of approximately $519,000, or 2.3%, due primarily to the opening of the Puyallup, Washington store in October 1997. While total net sales increased, comparable store sales for the period declined by approximately $1.1 million, or 4.6%. The decrease in comparable store sales was due to weaker sales in May, as rainy conditions and cool weather reduced demand for spring and summer apparel, footwear and outdoor merchandise.

     Gross Margin. Gross margin was 33.9% of the net sales for the two-month period ended June 30, 1998, compared with 33.1% of net sales for the two-month period ended June 30, 1997. The increase in gross margin for the period was the result of a change in promotional strategy that resulted in less discounting and fewer promotional markdowns. In the two-month period ended June 30, 1997, a coupon book that focused heavily on automotive parts and accessories at discounted prices was distributed to customers and promoted by the Company, resulting in lower margin sales. For the two-month period ended June 30, 1998, management changed its promotional strategy to include a new color catalog. The new catalog format enhanced the merchandise presentation, was directed at higher margin merchandise, including spring and summer apparel and footwear and seasonal sporting goods, and resulted in sales of higher margin merchandise.


     Selling, General and Administrative Expense. Selling, general and administrative expense was $7.3 million, or 31.0% of net sales, for the two-month period ended June 30, 1998, compared to $6.5 million, or 28.3% of net sales, for the two-month period ended June 30, 1997. Approximately $285,000 of the $764,000 increase in selling, general and administrative expense related to operating costs associated with the Puyallup, Washington store, which opened in October 1997. The balance of the increase was attributable primarily to increased rent expense as a result of the sale and lease-back of the Company's owned real estate in April 1998 in connection with the Reorganization. See
"-- Overview" and The Reorganization."


     Net Interest Expense. Net interest expense was $602,000 for the two-month period ended June 30, 1998, compared to net interest expense of $586,000 for the two-month period ended June 30, 1997. Increased interest expense associated with higher average borrowings to finance operations, primarily due to higher inventory levels as a result of the addition of the Puyallup, Washington store and costs associated with the Reorganization, and increased interest on capital lease obligations, primarily as a result of the addition of such store, were largely offset by a reduction of approximately $125,000 in mortgage interest expense resulting from the sale and lease-back of Company owned real estate discussed above.

     Net Income. As a result of the foregoing factors, the Company's net income before taxes for the two-month period ended June 30, 1998 was $84,000, compared to net income of $510,000 for the two-month period ended June 30, 1997.

     THREE-MONTH PERIOD ENDED APRIL 30, 1998 COMPARED TO THREE-MONTH PERIOD ENDED APRIL 30, 1997

     Net Sales. Net sales for the three-month period ended April 30, 1998, were $25.9 million, compared with $24.0 million for the three-month period ended April 30, 1997, an increase of $1.9 million, or 7.9%. Comparable store sales increased by $744,000, or 3.1%, for the same period because of several factors, including weather conditions more favorable to the sale of the Company's late winter and spring merchandise lines, the Company's return to its traditional inventory management strategy for its stores, and a 24% sales increase at the Bend, Oregon store, which was remodeled in August 1997. See "-- Overview."


     Gross Margin. Gross margin was 31.8% of net sales for the three-month period ended April 30, 1998, compared with 31.6% of net sales for the three-month period ended April 30, 1997. The increase in gross margin for the period was due primarily to the liquidation during the three-month period ended April 30, 1998 of certain LIFO inventory quantities carried at lower levels compared with the cost of current purchases.



     Selling, General and Administrative Expense. Selling, general and administrative expense was $9.8 million, or 37.7% of net sales, for the three-month period ended April 30, 1998, compared to $8.7 million, or 36.3% of net sales, for the three-month period ended April 30, 1997. Approximately $402,000 of the $1.1 million increase in selling, general and administrative expense related to operating costs associated with the Puyallup, Washington store, which opened in October 1997. The balance of the increase in selling, general and administrative expense related primarily to increased payroll costs attributable to inflationary salary adjustments as well as bonuses based on sales increases, and to increased rent expense as a result of the sale and lease-back of the Company's owned real estate in April 1998. See "-- Overview" and "The Reorganization."


     Net Interest Expense. Net interest expense was $962,000 for the three-month period ended April 30, 1998, compared to $822,000 for the three-month period ended April 30, 1997. The increase in net interest expense of $140,000 resulted from an increase in average outstanding borrowings for the period to finance the Company's operations, including increased borrowings due to higher inventory levels, primarily from the addition of the Puyallup, Washington store, and interest on capital lease obligations incurred in connection with opening such store.

     Gain on Sale of Real Estate. The gain on the sale of real estate was $640,000 for the three-month period ended April 30, 1998. The gain resulted from the sale of a tract of undeveloped land adjacent to the Company's headquarters and distribution center. The sale was made in conjunction with the sale and leaseback of substantially all the Company's owned real estate as part of the Reorganization. Because the undeveloped land was not leased back by the Company, a gain was recognized on the sale.


     Extraordinary Item: Loss on Early Extinguishment of Debt. In conjunction with the sale and leaseback of substantially all the Company's owned real estate in April 1998, the Company paid off mortgages and the Company's former revolving credit facility before maturity, resulting in an extraordinary loss on early extinguishment of debt of approximately $2.2 million. See "-- Overview" and "The Reorganization."



     Net Loss. As a result of the foregoing factors, the Company incurred a net loss of $4.1 million for the three-month period ended April 30, 1998, as compared to a net loss of $2.0 million for the three-month period ended April 30, 1997.


     FISCAL YEAR ENDED JANUARY 31, 1998 COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1997

     Net Sales. Net sales for the fiscal year ended January 31, 1998 were $128.2 million, compared with $128.1 million for the fiscal year ended January 31, 1997. While total net sales increased slightly, due to the opening in October 1997 of the Puyallup, Washington store, comparable store sales decreased by 1.8%. The comparable store sales decrease was due primarily to unseasonably mild weather in the fall and early winter of calendar 1997, which had a significant impact on sales of winter sports merchandise and cold weather apparel and footwear during fiscal 1998, and to the Company's revised inventory management strategy implemented in the first quarter of fiscal 1998. See "-- Overview." In the second quarter of fiscal 1998, the Company returned to its traditional inventory management strategy.

     Gross Margin. Gross margin was 34.1% of net sales in the fiscal year ended January 31, 1998, compared with 34.3% of net sales in the fiscal year ended January 31, 1997. This reduction in gross margin was due primarily to an increase in inventory shrinkage, from approximately 1.0% to 1.3% of net sales. The Company believes this level of inventory shrinkage is less than the average in its industry.

     Selling, General and Administrative Expense. Selling general and administrative expense was $39.5 million, or 30.8% of net sales, in the fiscal year ended January 31, 1998, compared to $38.0 million, or 29.6% of net sales, in the fiscal year ended January 31, 1997. Approximately $925,000 of the $1.5 million increase in selling, general and administrative expense related to pre-opening, promotional and operating costs associated with the Company's Puyallup, Washington store, which opened in October 1997. It is the Company's policy to expense all pre-opening costs as incurred. The balance of the increase was due primarily to additional advertising and promotional costs incurred to stimulate sales which were adversely affected by the mild fall and winter weather conditions in calendar year 1997.

     Net Interest Expense. Net interest expense was $3.5 million for the fiscal year ended January 31, 1998, compared to $3.6 million for the fiscal year ended January 31, 1997. The reduction in net interest expense resulted from lower interest rates and lower average borrowings outstanding under the Company's revolving line of credit facility, offset in part by an increase in interest expense on capitalized lease obligations incurred in connection with the construction of the Puyallup, Washington store. Interest income was virtually unchanged for the fiscal year ended January 31, 1998 from 1997 levels. Interest income relates primarily to interest earned by the Company on market-rate loans to the Henway Partnerships, which partnership's partners are officers and former officers of the Company, as well as interest earned on direct loans to officers and former officers. See "Certain Related Transactions."

     Net Income. As a result of the foregoing factors, the Company's net income decreased to $681,000 in the fiscal year ended January 31, 1998, from $2.3 million in the preceding fiscal year.

     FISCAL YEAR ENDED JANUARY 31, 1997 COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1996

     Net Sales. Net sales for the fiscal year ended January 31, 1997 were $128.1 million, compared with $124.1 million for the fiscal year ended January 31, 1996, an increase of $4.0 million, or 3.3%. This increase in net sales was primarily the result of unusually cold weather and winter storms in the Pacific Northwest during February, March, October and November of 1996. The cold weather and storms in February and March resulted in significant increases in sales of winter clothing and footwear, rain gear and winter-related automotive products and sporting goods. The cold weather and storms in late October and November provided an early start to the winter sports season and allowed the Company to sell its winter clothing and footwear and skiing and snowboarding merchandise early in the season at regular retail prices instead of at promotional prices during the holiday season. Increased sales at remodeled stores and the installation of additional concept shops featuring nationally prominent brands within the Company's stores also contributed to increased sales in the fiscal year ended January 31, 1997.

     Gross Margin. Gross margin was 34.3% of net sales in the fiscal year ended January 31, 1997, compared with 33.6% of net sales in the fiscal year ended January 31, 1996. The increase in gross margin as a percent of sales was due primarily to a reduction in inventory shrinkage from approximately 1.2% of net sales in fiscal 1996 to 1.0% of net sales in fiscal 1997, the liquidation in fiscal 1997 of certain LIFO inventory quantities carried at lower costs compared with the cost of current purchases and fewer promotional markdowns as a percentage of sales in fiscal 1997 as compared to fiscal 1996.

     Selling, General and Administrative Expense. Selling, general and administrative expense was $38.0 million, or 29.6% of net sales, in the fiscal year ended January 31, 1997, compared to $37.2 million, or 30.0% of net sales, in the fiscal year ended January 31, 1996. Selling, general and administrative expense as a percentage of sales decreased in fiscal 1997 because net sales growth exceeded the growth of selling, general and administrative expense in that period. The $800,000 increase in selling, general and administrative expense in fiscal 1997 was due primarily to a $705,000, or 4.0%, increase in payroll costs attributable to inflationary salary adjustments, as well as to bonuses based on sales increases. Other increases in employee benefit expenses, store operating expenses and credit card discount fees were offset in part by reductions in advertising and promotional expenses.

     Net Interest Expense. Net interest expense was $3.6 million for the fiscal year ended January 31, 1997, compared to $3.7 million for the fiscal year ended January 31, 1996. A $600,000 reduction in interest expense from $4.3 million in the fiscal year ended January 31, 1996 to $3.7 million in the fiscal year ended January 31, 1997 was largely offset by a reduction in interest income from fiscal 1996 to fiscal 1997. The reduction in interest expense resulted from lower interest rates and lower average borrowings outstanding under the Company's revolving line of credit facility, the repayment in fiscal 1997 of a bank term loan and the refinancing in late fiscal 1996 of two existing real estate mortgages at lower interest rates. The decrease in interest income was attributable to the repayment of a loan by the Henway Partnerships, the proceeds of which were used to pay down the revolving credit facility and pay off the term loan. See "Certain Related Transactions."

     Net Income. As a result of the foregoing factors, the Company's net income increased to $2.3 million for the fiscal year ended January 31, 1997, from $851,000 in the preceding fiscal year.

QUARTERLY OPERATING RESULTS AND SEASONALITY


     The following tables set forth certain unaudited financial information for each of the four quarters in the fiscal years ended January 31, 1997 and 1998 and for the quarter ended April 30, 1998. This unaudited quarterly information has been prepared on the same basis as the audited financial statements and, in the opinion of management, includes all necessary adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data presented. The unaudited quarterly results should be read in conjunction with the financial statements and related notes thereto included elsewhere in this Prospectus. As a result of the recent Reorganization and for other reasons, the Company believes that quarter-to-quarter comparisons of its historical financial results should not be relied upon as an indication of future performance. See "The Reorganization," "Risk Factors -- Effects of Weather" and "Risk
Factors -- Seasonality and Fluctuations in Periodic Operating Results."



                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,
                                   1996       1996       1996       1997       1997       1997       1997       1998       1998
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales......................  $25,450    $35,991    $31,868    $34,803    $24,013    $36,215    $32,538    $35,472    $25,908
Cost of sales..................   17,103     24,408     20,848     21,825     16,425     24,134     21,434     22,559     17,670
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
  Gross margin.................    8,347     11,583     11,020     12,978      7,588     12,081     11,104     12,913      8,238
Selling, general and
  administrative expense.......    8,659      9,581      9,609     10,127      8,717      9,871     10,244     10,696      9,755
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) from
  operations...................     (312)     2,002      1,411      2,851     (1,129)     2,210        860      2,217     (1,517)
Interest expense, net..........     (903)      (930)      (882)      (897)      (822)      (851)      (816)      (988)      (962)
Gain on sale of real estate....       --         --         --         --         --         --         --         --        640
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before
  extraordinary item...........   (1,215)     1,072        529      1,954     (1,951)     1,359         44      1,229     (1,839)
Extraordinary item: loss on
  early extinguishment of
  debt.........................       --         --         --         --         --         --         --         --     (2,220)
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Net income (loss)..............  $(1,215)   $ 1,072    $   529    $ 1,954    $(1,951)   $ 1,359    $    44    $ 1,229    $(4,059)
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======
Basic income (loss) per share
  before extraordinary item....  $ (0.30)   $  0.26    $  0.13    $  0.48    $ (0.48)   $  0.34    $  0.01    $  0.30    $ (0.45)
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======
Diluted income (loss) per share
  before extraordinary item....  $ (0.30)   $  0.26    $  0.12    $  0.43    $ (0.48)   $  0.31    $  0.01    $  0.27    $ (0.45)
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======
Basic net income (loss) per
  share........................  $ (0.30)   $  0.26    $  0.13    $  0.48    $ (0.48)   $  0.34    $  0.01    $  0.30    $ (1.00)
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======
Diluted net income (loss) per
  share........................  $ (0.30)   $  0.26    $  0.12    $  0.43    $ (0.48)   $  0.31    $  0.01    $  0.27    $ (1.00)
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======

                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                 APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,
                                   1996       1996       1996       1997       1997       1997       1997       1998       1998
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Net sales......................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales..................     67.2       67.8       65.4       62.7       68.4       66.6       65.9       63.6       68.2
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
  Gross margin.................     32.8       32.2       34.6       37.3       31.6       33.4       34.1       36.4       31.8
Selling, general and
  administrative expense.......     34.0       26.6       30.2       29.1       36.3       27.3       31.5       30.1       37.7
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) from
  operations...................     (1.2)       5.6        4.4        8.2       (4.7)       6.1        2.6        6.3       (5.9)
Interest expense, net..........     (3.6)      (2.6)      (2.8)      (2.6)      (3.4)      (2.3)      (2.5)      (2.8)      (3.7)
Gain on sale of real estate....       --         --         --         --         --         --         --         --        2.5
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Income (loss) before
  extraordinary item...........     (4.8)       3.0        1.6        5.6       (8.1)       3.8        0.1        3.5       (7.1)
Extraordinary item: loss on
  early extinguishment of
  debt.........................      0.0        0.0        0.0        0.0        0.0        0.0        0.0        0.0       (8.6)
                                 -------    -------    -------    -------    -------    -------    -------    -------    -------
Net income (loss)..............     (4.8)%      3.0%       1.6%       5.6%      (8.1)%      3.8%       0.1%       3.5%     (15.7)%
                                 =======    =======    =======    =======    =======    =======    =======    =======    =======


     The Company's results of operations have fluctuated, and likely will continue to fluctuate, significantly from period to period. Weather and changes in weather significantly affect the Company's sales of sporting goods equipment and outdoor apparel and footwear. Net sales and margins are adversely affected in periods of unseasonable weather conditions. In addition, the Company's seasonal sporting goods merchandise mix is weighted substantially toward the summer and winter seasons, which historically has led to much stronger results of operations for the quarters ending July 31 and January 31 than for the other two quarters. The Company has historically incurred net losses in the quarters ending April 30 and achieved limited net income or incurred net losses in the quarters ending October 31. The Company's sporting goods and outdoor apparel and footwear operations are also subject to traditional retail seasonality patterns related to the holiday season and to changes in general and regional economic conditions and changes in consumer preferences. The timing and expenses associated with the Company's store remodeling program and the opening of new stores or the acquisition of other businesses as part of the Company's growth and expansion strategy will also contribute to fluctuations in periodic operating results. Accordingly, the Company's operating results may vary materially from quarter to quarter. See "Risk Factors -- Effects on Weather," "Risk Factors -- Seasonality and Fluctuations in Periodic Operating Results" and "Business -- Growth and Expansion Strategy."

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital principally to finance working capital needs, remodel and upgrade existing stores and open new stores. Historically, these activities have been funded by internally generated cash, long-term mortgage financing, capital and operating leases and borrowings under the Company's revolving line of credit facilities. Prior to the end of the fiscal year ending January 31, 2003, the Company plans to open eight new stores and remodel ten existing locations at an estimated aggregate cost of approximately $23.4 million, which figure excludes inventory for the new stores. See
"Business -- Growth and Expansion Strategy." Management expects to fund these expenditures through internally generated cash, lease financings, borrowings under the Company's revolving line of credit facility and proceeds from the sale of shares in the Offering. See "Use of Proceeds." This or further expansion of the Company's operations, including the possible acquisition of complementary businesses, may also be funded by public or private debt or subsequent equity offerings by the Company. See "Risk Factors -- Risks Associated With Potential Acquisitions." Management estimates that the capital cost of new or remodeled stores will be approximately $1.3 million per store. In addition, management expects that each new store will require approximately $2.1 million for inventory, which will be financed on normal trade credit terms, and approximately $150,000 in pre-opening and promotional expenses. Actual costs to remodel or to construct and open stores may substantially exceed such amounts.


     Capital expenditures by the Company in the five-month period ended June 30, 1998 and in the fiscal years ended January 31, 1998, 1997 and 1996 were approximately $986,000, $2.5 million, $2.3 million and $1.7 million, respectively. These capital expenditures were primarily for remodeling existing stores, acquiring land for new store locations and constructing and opening new stores.

     In March 1998, the Company entered into a three-year revolving line of credit facility with Foothill Capital Corporation to replace an existing revolving line of credit facility and term loan. The amount available under the new line of credit facility is the lesser of $20.0 million or an amount equal to 60% of eligible FIFO inventory, less specified reserves and the aggregate amount of all undrawn letters of credit. Interest is payable monthly at the lender's prime reference rate plus 1/2%. Letters of credit are issuable against the revolving line of credit facility up to a maximum of the lesser of $1.0 million or available borrowings under the facility. The line of credit facility is secured by a security interest in substantially all of the Company's assets and contains covenants which restrict, among other things, the Company's ability to incur additional indebtedness.


     In conjunction with the Reorganization, in the three-month period ended July 31, 1998, the Company redeemed all of the Company's outstanding capital stock, other than shares held by Norman Daniels and two minority shareholders, for an aggregate purchase price of approximately $16.6 million, and repurchased certain of the Company's outstanding options to purchase Common Stock for an aggregate purchase price of approximately $3.9 million. See "Certain Related Transactions." The redemption of shares as part of the Reorganization resulted in no gain to redeemed shareholders for state or federal income tax purposes. The Company financed the stock redemption and the repurchase of stock options primarily with the net proceeds of approximately $19.6 million from the sale and lease-back of substantially all its owned real estate (net of related mortgage payoffs, prepayment penalties and miscellaneous fees and expenses) and the proceeds from the sale of $9.5 million of the Company's Subordinated Notes. See "The Reorganization." The terms of the leases covering the real estate sold by and leased back to the Company are triple net at market rates, over a period of 15 years with two five-year renewal options. The Company estimates that the incremental annual operating cost to lease these facilities as compared to owning them is approximately $2.3 million, taking into account, among other things, rental expense, reduced interest expense as a result of mortgage payoffs and reduced depreciation. In conjunction with the sale and lease back of the real estate, the Company paid off mortgage loans and the Company's former revolving credit facility before maturity, resulting in an extraordinary loss on early extinguishment of debt of approximately $2.2 million recorded in the three-month period ended April 30, 1998. Prior to the Reorganization, the Company made S corporation distributions of approximately $7.2 million to its shareholders which are intended to cover all state and federal income tax liabilities arising from the Company's income prior to the Redemption and from the sale of the Company's real estate. See "The Reorganization."


     The Company believes that the net proceeds from the Offering, combined with borrowings under its line of credit facility and internally generated funds, will be sufficient to fund its requirements for working capital and capital expenditures for at least the next 12 months.

     As of June 30, 1998, the Company had checks outstanding in excess of cash deposits of $707,000 and borrowing capacity under its revolving line of credit facility of approximately $4.9 million.


     Cash Flow for the Two-Month Period Ended June 30, 1998. Checks outstanding in excess of cash deposits increased by $274,000 during the two-month period ended June 30, 1998. Net cash provided by operating activities was $2.2 million, derived principally from cash net income (net income plus depreciation and amortization) of $428,000 and an increase in accounts payable and accrued liabilities of $3.3 million, offset in part by an increase in accounts receivable, inventory and other current assets of $1.5 million.



     Investing activities during the period included capital expenditures of $896,000, related principally to the Company's new store in Hillsboro, Oregon, which opened in July 1998. Investing activities also included an increase in other non-current assets of $77,000 related to professional fees and financing fees incurred by the Company in connection with the Reorganization. See "The Reorganization."


     Financing activities during the period consisted of a net reduction in borrowings of $1.3 million under the Company's revolving line of credit facility, principal payments of $48,000 on term loan obligations and $133,000 on capital lease obligations.


     Cash Flow for the Three-Month Period Ended April 30, 1998. During the three-month period ended April 30, 1998, checks outstanding in excess of cash deposits decreased by $370,000. Net cash used by operating activities was $1.2 million, derived principally from a cash net loss (net loss less depreciation and amortization, plus the gain on sale of real estate, less the extraordinary loss on early extinguishment of debt) of $1.9 million, an increase in accounts payable and accrued liabilities of $2.8 million and a net reduction in all other current assets, excluding inventory, of $289,000, offset in part by an increase in inventory of $2.6 million. The increase in inventory is due primarily to seasonal increases in spring and summer merchandise and inventory designated for the new Hillsboro, Oregon store, which opened in July 1998.



     Investing activities during the three-month period ended April 30, 1998 included the proceeds of $25.1 million from the sale and lease-back of substantially all the Company's owned real estate and capital expenditures of $90,000. Investing activities also included an increase in other non-current assets of $768,000, related to professional and financing fees incurred by the Company in conjunction with the Reorganization. See "The Reorganization."



     Financing activities during the period included a net reduction in borrowings of $3.5 million under the Company's revolving line of credit facility. Net proceeds resulting from the sale and lease-back in late April 1998 of substantially all the Company's owned real estate (net of related mortgage payoffs, prepayment penalties and miscellaneous fees and expenses) were used to pay down temporarily the revolving line of credit facility prior to the redemption in May 1998 of capital stock and options of the Company as part of the Reorganization. See "The Reorganization." This reduction in the revolving line of credit facility was net of an increase of approximately $1.0 million attributable to a term loan that was rolled into the revolving credit facility when the Company replaced its former revolving credit facility in May 1998. Prior to the sale and lease-back transaction, borrowings under the revolving line of credit facility had actually increased for the period to finance the Company's operations. The Company historically incurs net operating losses during the three-month period ending April 30.



     Financing activities during the three-month period ended April 30, 1998 also included a pay-down of long term debt of $10.1 million, which related primarily to the payoff of mortgage obligations on the properties included in the sale and lease-back transaction and the rollover of the term loan discussed above, principal payments on capital lease obligations of $226,000, prepayment penalties of $1.9 million incurred on the payoff of the mortgages and the Company's former revolving credit facility, and S corporation distributions in the amount of $6.9 million to cover shareholder tax liabilities for the fiscal years ended January 31, 1997 and 1998, and the three-month period ended April 30, 1998. See "The Reorganization."


     Cash Flow for the Fiscal Year Ended January 31, 1998. During the fiscal year ended January 31, 1998, checks outstanding in excess of cash decreased by $87,000. Operating activities generated net cash of $1.5 million, principally from cash net income (net income plus depreciation and amortization) of $3.0 million and an increase in accounts payable and accrued liabilities of $2.0 million, offset in part by an increase in inventory of $3.9 million. The increase in inventory was due primarily to the opening of the Puyallup, Washington store in October 1997.

     Investing activities during the period included capital expenditures of $2.5 million, the majority of which was used to remodel an existing store in Bend, Oregon, and to open the Puyallup, Washington store.

     Financing activities during the period consisted principally of a net increase of $1.4 million in borrowings under a revolving line of credit facility, $3.2 million borrowed to refinance mortgages on two Company owned store locations, and $1.3 million borrowed for fixtures and equipment for the Puyallup, Washington store. Other financing activities included principal payments of $3.4 million on term loan obligations, payments of $854,000 on capital lease obligations and S corporation distributions of $370,000 to cover shareholder tax liabilities.

YEAR 2000 COMPLIANCE

     The Company relies on computer systems and software to operate its business, including applications used in sales, purchasing, inventory management, finance and various administrative functions. The Company has determined that certain of its software applications will be unable to interpret appropriately the calendar Year 2000 and subsequent years.

     Since June 1997, the Company has been actively engaged in achieving Year 2000 compliance. The Company's Year 2000 compliance project has been divided into several phases. First, all hardware and operating system software applications were audited and found to be Year 2000 compliant. Second, all third-party software applications were checked for compliance. Since the Company has developed most of its applications internally, few applications needed to be checked. Of these, only two minor applications were found to have Year 2000 issues and the Company has taken steps to replace these applications. Third, the Company has completed an inventory of its database files and internally-developed software applications, and has developed an application to modify non-Year-2000-compliant database files, re-compile software applications and monitor progress. Finally, the Company re-prioritized existing information technology ("IT") projects to allocate programming resources to the Company's Year 2000 project.

     As of August 1998, 70 percent of the Company's systems are Year 2000 compliant. The target date for full compliance is June 30, 1999.

     The Company's total budget for its Year 2000 project is $145,000, approximately half of which amount will be spent through December 31, 1998. This amount represents approximately 10 percent of total IT expenditures budgeted for the period from June 1997 through June 1999. The Company continues to manage total IT expenses by re-prioritizing or curtailing less critical investments, incorporating Year 2000 readiness into previously planned system enhancements and by using existing staff to implement its Year 2000 program. The Company has not hired any outside consultants for its Year 2000 project, nor has it needed to purchase any hardware or software.

     The Company acquires a majority of its inventory from approximately 30 vendors. If these vendors have unresolved Year 2000 issues which affect their ability to supply merchandise, the Company could be adversely affected. The Company plans to complete a Year 2000 readiness survey of its top vendors by December 1998. In the event that it appears a vendor will be adversely affected by Year 2000 issues, the Company believes that it will be able to find alternative suppliers.

     Should the Company not achieve full compliance in a timely manner or complete its Year 2000 project within its current cost estimates, the Company's business, financial condition and results of operations could be adversely affected. However, in the event that the Company fails to meet the deadlines above, the Company believes that the financial impact will not be material since all systems believed by the Company to be critical have already been certified as Year 2000 compliant.

RECENT ACCOUNTING PRONOUNCEMENTS

     Effective in its fiscal year ending January 31, 1999, the Company will be required to adopt SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 changes current practice under SFAS No. 14 by establishing a new framework on which to base segment reporting (referred to as the "management" approach) and also requires interim reporting of segment information. Management does not expect that the impact of adoption of these pronouncements will be material to the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for all derivative instruments. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company currently has no derivative instruments and, therefore, the adoption of SFAS 133 will have no impact on the Company's financial position or results of operations.

                                    BUSINESS

INTRODUCTION

     G.I. Joe's is a leading operator of full-service sports and automotive merchandise superstores in the Pacific Northwest. The Company currently has 16 stores, eight in the Portland, Oregon metropolitan area, two in the Seattle/Puget Sound area of Washington and six in various other Oregon communities. These stores average approximately 55,000 square feet in size. In calendar year 1997, the Company was among the top 15 full-line sporting goods retailers in the nation based on revenue. The Company has developed a successful store concept that has significantly increased same-store sales and sales per square foot in recently opened and remodeled stores. For the fiscal year ended January 31, 1998, the Company's new and remodeled stores generated average annual sales of approximately $9.9 million, compared to approximately $8.6 million for the Company's other stores. In fiscal 1998, new and remodeled stores achieved average sales per selling square foot of $213, compared to $193 for other stores. Average annual per store contribution (i.e., average per store gross margin less average per store expenses) in fiscal 1998 was approximately $1.6 million for new and remodeled stores and $1.3 million for other stores. The Company has opened two new stores and remodeled four existing stores over the past four fiscal years using its updated store concept.

     Most of the products offered by the Company are geared to traditionally male-oriented activities and the majority of the consumers of G.I. Joe's merchandise are males between the ages of 21 and 59. However, approximately 45% of the Company's customers are women, who either purchase merchandise for men or, increasingly, for themselves. The Company offers full lines of (i) sporting goods, including equipment for snow and water skiing, snowboarding, kayaking, canoeing, camping, fishing and hunting, (ii) outdoor apparel and footwear and
(iii) automotive aftermarket parts and accessories. The Company's net sales of $128.2 million in fiscal 1998 were derived 39% from the sale of sporting goods, 27% from the sale of outdoor apparel and footwear, 21% from the sale of automotive parts and accessories and 13% from the sale of other assorted products.


     G.I. Joe's began operations in 1952 in Portland, Oregon as a government surplus store. Over the years the Company shifted its focus from surplus goods to new, general merchandise. By 1995, under the direction of Norman Daniels, the Company's current Chairman of the Board, President and Chief Executive Officer, the Company had streamlined its product offerings to focus on sports and automotive merchandise, its best-selling product lines. Through 1997 the Company pursued a conservative operating strategy while refining its internal systems, distribution system and training programs and undertaking selective management additions, all of which created a solid foundation to support future expansion. In May 1998, Mr. Daniels acquired majority ownership of the Company and the Company began implementing an aggressive growth strategy. See "The Reorganization" and "Business -- Growth and Expansion Strategy."


     G.I. Joe's growth and expansion strategy is to increase the profitability of the Company's existing stores through a major remodeling program; selectively open new stores, primarily in Washington; enter new geographic markets in Montana, Idaho, Utah, Nevada and Northern California through complementary acquisitions or internal growth; further develop alternative distribution channels; and examine opportunities for national expansion and vertical integration.

INDUSTRY OVERVIEW

     According to the National Sporting Goods Association, between 1992 and 1997 the U.S. sports merchandise retail market grew 23% to $42.9 billion from $34.9 billion, representing a compound annual growth rate of 4.0%. There are four principal categories of sports merchandise retailers in the United States: (i) traditional sports merchandise retailers which generally operate stores under 30,000 square feet in size and are regional in focus, (ii) specialty sports merchandise retailers which generally focus on high-end products relating to a single activity category, such as The Orvis Company, Inc., (iii) mass merchandisers such as Wal-Mart and K-Mart and (iv) large format sports merchandise retailers which generally operate stores larger than 50,000 square feet in size, such as The Sports Authority, Inc. and Gart/Sportmart. Large format sports merchandise retailers represent a rapidly increasing percentage of this retail market. From 1995 to 1997, sales by the top five large format sports merchandise retailers grew approximately 20%, from approximately $3.0 billion to approximately $3.6 billion.

     According to the Automotive Parts and Accessories Association, between 1992 and 1997 the U.S. market for automotive aftermarket parts and accessories grew 35% to $30.0 billion from $22.3 billion, representing a compound annual growth rate of 6%. Automotive parts retailers account for over one-third of all sales in this market. Growth in this market has been driven primarily by two trends:
(i) the increasing sales of pickup trucks, mini-vans and sports-utility vehicles and (ii) the increasing average age of automobiles in the United States. In 1997, sales of light trucks accounted for 45% of all new U.S. vehicle sales and a record 6.9 million pickup trucks, mini-vans and sport-utility vehicles were sold, representing a 4.5% increase over 1996. Increased sales of pickup trucks, mini-vans and sport-utility vehicles have increased demand for automotive accessories such as utility racks, running boards and truck bed liners and covers. In addition, as the average sales price of new vehicles has continued to increase, so has the average length of vehicle ownership. In 1996, more than 33% of vehicles were five to ten years old, and more than 35% of the remaining vehicles were more than ten years old. These factors have led to growth in the "do-it-yourself" automotive parts market, as vehicle owners reduce costs by performing repairs and maintenance. People who perform work on their own automobiles account for more than half of the purchases of starting, fuel system and charging system parts, and more than one-third of all purchases of brake and engine parts.

     The retail markets for sports and automotive merchandise are both highly fragmented on a national and regional basis. This fragmentation presents numerous opportunities for consolidation. Although there is substantial overlap between consumers of sports merchandise and automotive merchandise, most participants in these retail markets carry only sports or automotive merchandise or a limited mix of these products. Few participants take advantage of the cross-selling opportunities available by carrying full lines of both types of merchandise.

BUSINESS STRATEGY

     The Company's business strategy is based on the following key competitive strengths.

     Unique Merchandise Mix. G.I. Joe's carries full lines of sporting goods, outdoor apparel and footwear, and automotive aftermarket parts and accessories. The Company's merchandise mix has led to substantial cross-shopping by customers between the sporting goods and automotive departments. Based on a survey of approximately 1,400 customers conducted by the Company in 1997, during the same visit to a G.I. Joe's store over 50% of the Company's sporting goods customers also purchased automotive products, and over 30% of the Company's automotive customers also purchased sporting goods products. For example, a customer may purchase both a bicycle and a bicycle rack for his vehicle, or snow skis, a ski rack and snow chains for his vehicle. The Company continually adjusts its merchandise mix to respond to changes in consumer preference, to target higher margin products and to attract additional customers in an ongoing effort to increase sales and improve profitability. A typical G.I. Joe's store stocks over 65,000 active stock keeping units ("SKUs") (including different styles and colors as separate units) of sports and automotive merchandise. No other superstore retailer pursues the Company's two-stores-in-one merchandise mix strategy, and the Company's extensive and diverse merchandise selection differentiates it from other retailers of sports or automotive merchandise.

     Proven Store Concept and Remodeling Strategy. The Company has developed a successful open ceiling, racetrack design concept for its stores that has significantly increased same-store sales and sales per square foot. See "Store Concept." Same-store sales at the two stores remodeled in the last three years have increased approximately 18% on average in the first year of operation after remodeling, which equates to an improvement in average sales from $196 per selling square foot in the year prior to remodeling to $231 per selling square foot in the first year after remodeling. For the fiscal year ended January 31, 1998, the Company's new and remodeled stores generated average annual sales of approximately $9.9 million, compared to approximately $8.6 for the Company's other stores. In fiscal 1998, new and remodeled stores produced average sales per selling square foot of $213, compared to $193 for other stores. Average annual per store contribution in fiscal 1998 was approximately $1.6 million for new and remodeled stores and $1.3 million for other stores.

In addition, in fiscal 1998 the average sale per transaction at the Company's new and remodeled stores was $34, which is 17% higher than the $29 amount at the Company's other stores. The Company has opened two new stores and remodeled four existing stores over the past four fiscal years using its updated store concept. The Company intends to open eight new stores and remodel ten existing stores prior to the end of fiscal 2003. See "Business -- Growth and Expansion Strategy."

     Leading Position in the Pacific Northwest. By focusing on the Pacific Northwest, the Company has established a significant presence in the region. The Company has developed customer loyalty by offering an extensive selection of quality merchandise. The Company has gained strong regional name recognition by sponsoring nationally and regionally promoted sporting events, such as the nationally televised Budweiser/G.I. Joe's 200 Champ Car race. The Company's status as a leading regional retailer has increased its buying power with vendors. In addition, the Company's regional focus has allowed it to benefit from certain economies of scale, including those related to the Company's concentrated advertising and marketing plan and centralized distribution system. Management believes that favorable economic conditions and population trends in the Northwest will result in increased demand for the Company's merchandise and provide further opportunities for the Company to leverage its strong market position in the region.

     Quality Merchandise Competitively Priced. G.I. Joe's focuses on providing customer value. The Company has developed strong working relationships with its vendors, which contributes to the Company's ability to obtain leading brand name merchandise at favorable prices. The Company frequently receives significant volume discounts from vendors because of its strong regional presence, high sales volume and membership in national buying groups. Favorable pricing from vendors, together with the Company's direct purchasing and efficient distribution system, enables the Company to offer premium quality merchandise at competitive prices.

     Superior Customer Service. Superior customer service is a key component of the quality shopping experience provided at G.I. Joe's. The Company has established a reputation in its markets for sales associates who understand the needs of customers and are knowledgeable about the Company's merchandise. The Company extensively trains its sales associates by merchandise department and activity category, and many sales associates actively participate in the activities related to the specific merchandise they sell. The Company also specially trains its sales associates to serve female customers shopping in traditionally male-oriented product categories, such as field and stream and automotive products. The Company believes that the extensive product knowledge of its sales associates and the Company's superior customer service and after-sale support differentiate it from mass merchandisers and other large concept sporting goods and automotive parts and accessories retailers.

     Enhanced Margins. The Company continually seeks to improve its gross margin and operating margin. The Company has improved its gross margin by: increasing sales of higher margin outdoor apparel and footwear and private label products; including vendor concept shops within the Company's stores; increasing the quantity of merchandise the Company directly imports; and increasing its buying power as a result of its expanded operations and membership in national buying groups. To the extent the Company expands its business in the Pacific Northwest, the Company anticipates that its operating margin will improve as a result of further economies of sale, including those related to the Company's concentrated advertising and marketing plan and centralized distribution system. Stores open for at least 12 months have generally contributed positively to the Company's margins. For the fiscal year ended January 31, 1998, the average annual per store contribution for stores open for at least 12 months was approximately $1.4 million, or approximately 16% of average annual per store sales.

     Management Ownership and Experience. In May 1998, Norman Daniels, the Company's current Chairman, President and Chief Executive Officer, acquired control of the Company in a management buy-out. After the Offering, Mr. Daniels will own approximately 37.8% of the Company's outstanding Common Stock (approximately 36.2% if the Underwriters' over-allotment option is exercised in full). Mr. Daniels has served in various positions with the Company over the past 34 years and the Company's executive officers have an average of over 18 years' experience with the Company. Ten of the Company's 14 full-time purchasing, sales and managerial employees (excluding the executive officers) have been with the Company for over ten years. The Company's store managers average over 12 years of service with the Company.

GROWTH AND EXPANSION STRATEGY

     G.I. Joe's intends to expand its business by implementing the following growth and expansion strategy:

     Remodel Existing Stores to Increase Sales. The Company has embarked upon a major remodeling program to increase same-store sales. Same-store sales at the two stores remodeled in the last three years have increased approximately 18% on average in the first year of operation after remodeling, which equates to an improvement in average sales from $196 per selling square foot in the year prior to remodeling to $231 per selling square foot in the first year after remodeling. The Company has remodeled four of its existing stores over the past four fiscal years using its updated store concept and intends to remodel the following ten stores prior to the end of the fiscal year ending January 31, 2003.


                                        SCHEDULED        DATE PLACED IN
             LOCATION               REMODELING DATE(1)      SERVICE       SQUARE FOOTAGE
             --------               ------------------   --------------   --------------
Beaverton, Oregon                          2/99              04/74            55,120
Tualatin, Oregon                           7/99              09/85            55,120
Gresham, Oregon                            7/99              05/87            55,120
Medford, Oregon                            2/00              03/86            48,500
Federal Way, Washington                    2/00              03/91            55,120
Vancouver, Washington                      2/00              06/89            55,120
Oak Grove, Oregon                          2/01              04/72            67,100
South Salem, Oregon                        2/01              03/85            55,120
Albany, Oregon                             2/01              11/89            55,120
Portland, Oregon                           2/02              03/79            55,120


---------------
(1) Scheduled remodeling dates represent management's estimate of the date remodeling will commence. Actual commencement dates may differ from these estimates.

     The criteria used by the Company in determining when a store will be remodeled includes the store's sales volume, the remaining term of the related lease, proximity to other G.I. Joe's stores (to limit cannibalization of sales) and to competitors' stores and the general prospects for the store based on local population and demographic trends, including items such as income levels and distribution, age and family size.

     The remodeling procedure includes improvements in store layout, lighting, signage, fixtures and merchandise presentation and a conversion from a drop ceiling to an open ceiling. Remodeling of each store is performed in stages in order to permit continued operation during the typical 70- to 90-day remodeling period. Remodeling costs are estimated to be approximately $1.3 million per store, including approximately $700,000 for fixtures and approximately $600,000 for leasehold improvements. Actual remodeling costs may be higher. The average annual per store contribution (i.e., store gross margin less store expenses) for the Company's four remodeled stores that have been operating for over a year is approximately $1.6 million, compared to a corresponding per store contribution of approximately $1.3 million for the Company's non-remodeled stores (excluding newer stores).

     Open New Stores in the Pacific Northwest. The Company intends to expand its presence in the Pacific Northwest, primarily in Washington, by selectively opening two new stores each year for the next four fiscal years. The Company currently has two stores operating in the Seattle/Puget Sound area of Washington, with two additional stores scheduled to open in this area in calendar year 1999. The Company believes that it can successfully expand its business in Washington because of the geographic proximity of this area to the Company's Oregon operations, which strengthens name-brand recognition for the Company in the Washington markets, and the lack of a dominant sports merchandise retailer in Washington. Weather patterns and consumer demographics in Washington and Oregon are similar, which will assist the Company in predicting the merchandise mix suitable for Washington stores and enable the Company to employ advertising campaigns used successfully to target Oregon consumers. The Company intends to implement in the Seattle/ Puget Sound area its strategic multi-store placement strategy used successfully in the Portland metropolitan area, where a cluster of stores in an urban center has led to increased market penetration and economies of scale. Management believes that the Company's distribution center can accommodate at least five additional stores in the Pacific Northwest without material modification, and that further expansion in Washington will lead to increased operating economies of scale. Expansion beyond five additional stores in the Pacific Northwest and expansion into other geographic areas may require material modification of the Company's distribution center or the construction or development of additional distribution facilities. See " -- Vendors, Purchasing and Distribution."

     The Company carefully evaluates potential new store sites in an effort to maximize profitability and market share. Factors considered by the Company in evaluating a potential site include: proximity to other G.I. Joe's stores (balancing the benefits of market penetration with possible cannibalization of sales) and to competitors' stores; local demographics (such as income levels and distribution, age and family size), and population base and trends; availability of adequate parking; and proximity to commercial thoroughfares. The Company generally decides whether to construct its standard 55,000 square foot store or the smaller 35,000 square foot version based upon the size of the population of the surrounding community, with larger stores typically serving local populations in excess of 50,000 people and smaller stores typically serving smaller communities.

     The Company currently operates all of its stores on a long-term operating lease basis. Management estimates that capital expenditures required to open new stores on an operating lease basis will be approximately $1.3 million per store. In addition, management expects that each new store will require approximately $2.1 million of inventory, which will be financed on normal trade credit terms. If the Company purchases the underlying real estate and building, or if opening a new store at a location requires that an existing building be retrofitted, the initial investment by the Company will increase. In addition to capital expenditures, the Company anticipates incurring expenses of approximately $150,000 for pre-opening and promotional activities associated with each store opening, including the cost of training employees and stocking the store. It is the Company's policy to expense all pre-opening costs as incurred.

     Stores open for at least 12 months have generally contributed positively to the Company's margins. For the fiscal year ended January 31, 1998, the average annual per store contribution for stores open for at least 12 months was approximately $1.4 million, or approximately 16% of average annual per store sales. Management estimates that new stores will contribute positively to the Company's margins after 12 months of operation and that after approximately three years of operation new stores will generate net sales comparable to average net sales generated at existing stores. However, new stores may not achieve historic or anticipated levels of operating results for the Company. See "Risk Factors -- Ability to Implement Business and Growth and Expansion Strategies and Manage Growth."


     Pursue Acquisitions in Existing and New Markets. The retail markets for sports and automotive merchandise are both highly fragmented. Management believes that the fragmented nature of these markets, together with the similarity of the consumer demographics and seasonal outdoor activity patterns in the Pacific Northwest and portions of Montana, Idaho, Utah, Nevada and Northern California, provide attractive expansion opportunities for the Company by means of strategic acquisitions. Most participants in the retail sports and automotive markets carry only sports or automotive merchandise or a limited mix of these products. After a strategic acquisition of a local or regional sports or automotive retail chain, the Company would introduce its other product categories into those stores' merchandise mix where management deems such new product introductions to be profitable. The Company has no current understandings or agreements regarding potential acquisitions.


     Further Develop Alternative Channels of Distribution. G.I. Joe's is entering new distribution channels that the Company believes are suited to its competitive strengths. For example, management believes that expansion opportunities exist in the mail order catalog and Internet-based retail distribution channels. As part of this expansion, the Company recently completed a test mailing of catalogs to 50,000 potential customers in the Pacific Northwest and has developed the G.I. Joe's Online Store, a complete Internet store to sell its products. The Company is planning additional catalogs for specific categories of its merchandise, including bicycles, camping gear, backpacking equipment, snowboards, skateboards and aftermarket automotive supplies. In addition, in September 1998 the Company acquired Timberline Direct, a direct marketing retailer which sells merchandise complementary to that offered by the Company through catalog and Internet-based channels. Management anticipates that use of these types of alternative distribution channels will present additional up-selling and cross-selling opportunities to the Company on a national level.


     Examine Opportunities for National Expansion and Vertical
Integration. Management believes that the Company's experience in developing a strong position in the Pacific Northwest and the fragmented nature of the sports and automotive retail markets place it in a position to replicate its success in other regions. Management further believes that the Company's sports and automotive merchandise mix would prove equally effective in other regions, particularly in the Northern and Central portions of the United States. The Company intends to evaluate national expansion opportunities, particularly those available by means of acquisitions and alternative distribution channels. The Company also intends to explore vertical integration opportunities through the acquisition of complementary manufacturing operations.

TARGET CUSTOMERS

     The Company tailors its merchandise mix of full lines of sports and automotive products to the active Pacific Northwest lifestyle. The majority of the consumers of the Company's merchandise are males between the ages of 21 and 59 who engage in outdoor activities, especially field and stream activities, and who perform light to medium work on their vehicles. While many of the products carried by the Company are geared to traditionally male-oriented activities (such as hunting and fishing), approximately 45% of the Company's customers are women purchasing products for themselves, as women's participation in outdoor and team activities increases, or for men. In response to increasing numbers of female customers, the Company has expanded its women's activewear departments. The Company is also in the process of adding active kids' clothing departments to its stores.

MERCHANDISE

     G.I. Joe's stores offer full lines of sports and automotive merchandise at a wide range of retail price points. A typical store stocks over 65,000 active SKUs (including different styles and colors as separate units). The Company supplements its extensive selection of in-stock merchandise by means of a special order department. The Company's understanding of the Pacific Northwest's seasonal weather patterns and its customers' active lifestyles allows it to stock merchandise that appeals to its customers' unique needs. The demographics of consumers drawn to the Company's sporting goods and automotive product lines are similar, which leads to significant cross-shopping between G.I. Joe's sporting goods and automotive departments.

     The following charts set forth the approximate percentage of sales and SKUs attributable to each merchandise category during the fiscal year ended January 31, 1998.

  PERCENTAGE SALES BY PRODUCT CATEGORY            TOTAL SKUS BY PRODUCT CATEGORY

[GRAPHIC]                                                              [GRAPHIC]

  Sporting Goods

     Sales of sporting goods have increased at an average annual rate of 3% for the four fiscal years ended January 31, 1998, and such sales accounted for approximately 39% of the Company's sales in fiscal 1998. The sporting goods departments of the Company's stores carry equipment for, among other activities, cycling, golf, tennis, outdoor games, snow skiing and snowboarding, water skiing and water sports, kayaking and canoeing, camping, backpacking, fishing, hunting, archery, team sports and general fitness. The sporting goods departments also stock fishing boats and motors and marine accessories.

     The Company sells leading name-brand products, including sporting goods supplied by the following manufacturers, among others:

- ALUMACRAFT
- BAUSCH AND LOMB
- COLEMAN
- CLEVELAND GOLF
- DIAMONDBACK
- DYNASTAR
- EUREKA
- G-LOOMIS
- GARCIA
- HOSPORTS
- HUFFY SPORT
- JANSPORT
- K2
- MARKER
- NORDICA
- O'BRIEN
- OLD TOWN
- RAICHLE
- RAWLINGS
- RIDE
- ROLLERBLADE
- ROSSIGNOL
- SALOMON
- SPALDING
- TOMMY ARMOUR
- WILSON

  Outdoor Apparel and Footwear

     The Company's fastest growing department is the outdoor apparel and footwear department, which also generates the highest gross margin for the Company. Sales attributable to this department have grown at an average annual rate of 2.8% for the four fiscal years ended January 31, 1998, and accounted for approximately 27% of the Company's sales in fiscal 1998. The outdoor apparel and footwear department includes several categories of products: men's and women's casual wear; men's and women's active wear; NFL, NBA, MLB, NHL and NCAA-licensed team shops (with special emphasis on Northwest professional and college teams); work clothing; outdoor wear; ski wear; and men's and women's outerwear and accessories. Footwear includes various types of athletic shoes as well as seasonal footwear, "brown shoes" (i.e., leather outdoor, non-athletic footwear) and hiking, fishing and hunting boots, including waders and insulated paks.

     The Company purchases outdoor apparel and footwear from leading sports and apparel manufacturers such as:

- ADIDAS
- AIRWALK
- ASICS
- CARHART
- CHAMPION
- COLUMBIA SPORTSWEAR
- DANNER
- HELLY-HANSEN
- LEVI STRAUSS
- NIKE
- PACIFIC TRAIL
- REEBOK
- ROFFE
- RUSSELL ATHLETICS
- SPEEDO
- STARTER
- VANS
- WOLVERINE
- WOOLRICH

  Automotive Aftermarket Parts and Accessories

     Each G.I. Joe's store features a full-service automotive aftermarket parts and accessory department. Sales by these departments have been relatively unchanged for each of the four fiscal years ended January 31, 1998, and accounted for approximately 21% of the Company's sales in fiscal 1998. These "stores-within-a-store" are divided into parts, accessories and lube sections. The parts section carries a full selection of name-brand parts, including brakes, shocks, tune-up, exhaust and engine parts and batteries, as well as certain private label products. Merchandise in the accessory section includes seat covers, floor mats, light truck and sport utility vehicle accessories, recreational vehicle parts, supplies and accessories (including chemical toilets, propane accessories, solar panels and recreational vehicle hookup parts), lift equipment, engine additives, utility racks and custom parts and accessories. The sport utility and recreational vehicle parts, supplies and accessories merchandise categories are the Company's fastest growing merchandise categories within this department. The lube section of this department offers oil and antifreeze and generates year-round traffic for the Company's stores. For the purpose of increasing sales of its automotive merchandise, the Company hired a new Automotive Merchandise Manager in June 1998, and has recently implemented a revised automotive merchandise marketing plan. This plan features lower everyday prices made possible by a change in product lines and more aggressive promotional strategies. The plan also calls for an update of the electronic automotive parts look-up systems at all stores, which are intended to increase the efficiency with which the Company serves its automotive parts customers.

     The Company purchases name-brand automotive aftermarket parts and accessories from leading manufacturers such as:

- BOSCH
- CHAMPION
- FELPRO
- FRAM
- GNB
- KENCO
- LUND
- MONROE
- OMNIGUARD
- PENNZOIL
- PUROLATOR
- STANDARD BATTERY
- SUPERWINCH
- SYLVANIA
- VALVOLINE

  Other Merchandise

     The Company enhances its sporting goods and automotive merchandise mix with related electronics equipment and other assorted merchandise. Sales of electronics equipment and other assorted merchandise accounted for approximately 13% of the Company's sales in the fiscal year ended January 31, 1998. The electronics department features name-brand electronic automotive accessories, primarily for sports utility and recreational vehicles, and electronics suited for an active lifestyle. Such products include auto alarms, CB and VHF radios, cellular phones, radar detectors, compact stereos and CD players, car stereos, personal electronics, sport watches, GPS (global positioning system) units and marine and fishing electronics. The Company also offers a wide selection of outdoor cooking and furniture merchandise on a seasonal basis.

  TicketMaster

     Each of the Company's retail locations includes a TicketMaster outlet, which is located near the main entrance. During calendar 1997, the G.I. Joe's TicketMaster outlets accounted for approximately 63% of all entertainment ticket sales by ticket outlets in Oregon. These TicketMaster outlets offer tickets to sporting events, concerts and plays as well as game licenses, ski lift tickets, river running passes and snow park permits. Pursuant to an operating agreement with The Ticket Group ("Ticket Group"), the Company receives a percentage of the fees to which Ticket Group is entitled under its own operating agreement with TicketMaster Northwest for sales generated in G.I. Joe's Oregon stores. The Company has established a similar arrangement directly with TicketMaster Northwest with respect to its Washington stores. Revenue to the Company generated by the TicketMaster outlets is generally offset by related expenses, primarily for labor. The primary benefits to the Company of having TicketMaster outlets in its stores are the increased foot traffic and familiarity with the Company's store locations generated thereby. Certain of Ticket Group's partners are affiliated with the Company. See "Certain Related Transactions."

STORE CONCEPT

     The Company has developed a successful open-ceiling, racetrack design concept for its new and remodeled stores. This store concept offers a flexible store footprint that uses floor space more efficiently and is designed to enhance the customers' shopping experience by creating an inviting atmosphere. High ceilings, bright lighting and wide aisles create an open, spacious environment and increase customer traffic flow and exposure to merchandise. Within each store, merchandise is organized by activity category, and each department and product category is identified with extensive, easy-to-read signage to facilitate access to the Company's major product lines. The store layout increases floor space by decreasing the area used for back room and office purposes. Increased selling-floor space typically is used for the prominent display of soft goods and other high margin products. The store layout also promotes cross-shopping by strategically placing complementary departments adjacent to one another.

     A map of the Company's store layout is set forth below.

                             [MAP OF STORE LAYOUT]

     The Company changes its merchandise mix by season and shifts its seasonal display areas to highlight high margin products, which result in increases in same-store sales and gross and operating margins for stores which employ this layout.

VENDORS, PURCHASING AND DISTRIBUTION


     The Company offers its customers a changing mix of products supplied by over 2,600 vendors. The Company considers numerous factors in selecting vendors, including: customer demand for the vendor's merchandise; product availability, quality and performance; vendor return policies; and price and credit terms. Although the Company has no long-term contracts with vendors for the purchase of merchandise, the Company has developed strong working relationships with its vendors. These relationships, together with the Company's high sales volume and strong regional presence, frequently result in favorable volume discounts, additional advertising funds and extended payment terms for the Company. The Company also receives volume discounts and additional advertising funds as a result of its participation in national buying groups. No vendor accounted for more than 5% of total purchases by the Company in any of the last three fiscal years and the Company is not dependent on any vendor. The Company's ten largest vendors for the fiscal year ended January 31, 1998, which accounted for approximately 24% of the Company's purchases for such year, were Nike, Inc., Columbia Sportswear Co., All Sports Supply, Inc., Coleman Company, Inc., Coast Auto Supply,

World Wide Distributors, Remington Arms Co., Inc., Adidas U.S.A. Incorporated, Levi Strauss & Company and Valvoline Incorporated. Although brand name products and individual items are important to the Company's business, management believes that competitive sources of supply are available in substantially all of the merchandise categories that the Company carries. However, the Company competes with other companies for the merchandise supplied by its vendors and many of these other companies have substantially greater leverage and financial and other resources than the Company. As a result, the Company may be unable to obtain from its vendors adequate merchandise at the times or prices or in the quantities it desires, if at all. See "Risk Factors -- Dependence on Vendors."


     The Company's buying group utilizes three centralized buying teams: a sporting goods team, an apparel and footwear team and an automotive parts and accessories team. In addition, the Company has activity-based sub-teams (e.g. skiing, fishing, hunting, etc.) to ensure that there is coordination between equipment and apparel for certain activities. Each team is led by a merchandise manager and is supported by individual category buyers, a store merchandiser and an administrative assistant. The primary objective of the teams is to maintain close relationships with vendors and store and department managers, and to monitor changes in consumer preferences. Each buyer's performance is measured against sales, inventory turns and gross margin targets.

     The Company's purchasing system allows its buyers to ship inventory directly to individual stores or to the Company's centralized, 150,000 square foot distribution center located adjacent to the Company's headquarters. A perpetual inventory system monitors each store's sales and replenishes the inventory two or three times a week with shipments from the distribution center. By monitoring SKU movements, the Company is able to optimize its purchasing and maintain adequate amounts of merchandise at its distribution center. This system has greatly reduced the levels of surplus inventory at the Company's retail stores. Stores can obtain merchandise rapidly from the Company's distribution center or can place special orders with vendors for items not held in inventory.

     Approximately 80% of the merchandise purchased by the Company is shipped by vendors to the Company's distribution center. The remaining merchandise is shipped directly to individual stores. The Company makes two or three weekly deliveries to its stores using its fleet of 3 leased tractors and 22 owned trailers. Management believes this system is substantially less expensive than drop shipping goods directly to its stores because it allows more timely matching of store inventory needs, reduces each retail store's inventory investment, allows better use of relatively higher cost store floor space and reduces freight costs. Management believes that the distribution center has sufficient capacity to support at least five additional stores, which would be sufficient to support the Company's planned expansion in Washington for the next two to three years. As the Company enters new markets and the geographic scope of its operations increases, the Company will examine several options for supplying new stores. Such options include increasing its use of direct vendor deliveries and increasing its use of contract shipping to transport merchandise to its retail stores from the distribution center. In addition, the Company may acquire one or more additional regional distribution centers as the Company expands its operations beyond Oregon and Washington.

MARKETING, ADVERTISING AND PROMOTION

     The Company's extensive marketing plan is designed to identify and promote the Company as a major retailer of sports and automotive merchandise, and to differentiate the Company from its competition by emphasizing its extensive selection, excellent customer service and competitive prices. The Company's marketing plan primarily targets males between the ages of 21 and 59, who make up the bulk of the consumers of the Company's merchandise. The Company has recently highlighted its "Joe's" brand name in its advertisements in recognition of its greater acceptability as a brand name in its markets. The Company created its "Go to Joe's. Grab the Gear. Seize the Weekend." advertising campaign to target its main customer base. Key components of the Company's marketing program include multi-focus advertising via print, radio and television, in-store, vendor-specific concept shops, sponsorship of high-profile local sports and outdoors events and selective special promotional events.

     The Company's advertising strategy allocates its advertising budget as follows: 62% print; 34% radio and television; and 4% event advertising. The Company's print advertising campaign employs newspaper advertisements (usually in the form of inserts or run of the press display advertisements), catalogs (which are direct mailed to targeted households) and coupon books (which are direct mailed to potential customers three times each year). The Company produces several newspaper inserts annually, which are run in various local newspapers. The Company's television and radio commercials generally focus on seasonal messages to promote specific sales events, and showcase two to three non-competing products.

     The Company was an early proponent of vendor-sponsored concept shops. Concept shops create a shopping environment that is consistent with the vendor's specific image and enable the Company to display and stock a greater volume of the vendor's products per square foot of retail space. The Columbia Sportswear concept shops at the Company's Bend and Eugene, Oregon stores have increased same-store sales of Columbia Sportswear products by as much as 45%. The Company's stores feature two of the first 25 Adidas concept shops installed on the West Coast. Installation of concept shops in the Company's stores as part of the remodeling process boosts the potential for increasing sales and margins by using the manufacturer's own fixtures and signage, and by targeting higher margin products. As of July 31, 1998, the Company had over 28 concept shops in its stores, including shops for Columbia Sportswear, Nike clothing, Woolrich, Levi Strauss and Adidas.

     Cooperative advertising is a vital part of the Company's advertising strategy. The Company works closely with vendors to obtain cooperative advertising funds. The Company's flexibility and mid-size market have led vendors to make funds available in excess of normal allowances. Vendor funds used to offset outside advertising costs amounted to approximately 35%, 46% and 42% of such costs in the fiscal years ended January 31, 1996, 1997 and 1998, respectively. Vendor promotions further supplement the Company's marketing efforts.

     As part of its marketing efforts, the Company sponsors sporting and auto racing events in the Pacific Northwest. These include the nationally televised Budweiser/G.I. Joe's 200 Champ Car race, and the G.I. Joe's/Thriftway Portland Invitational Golf Tournament. The Budweiser/G.I. Joe's 200 Champ Car race is one of 19 such races held annually worldwide and is broadcast to over 61 million viewers in 188 countries. This race was attended by more than 150,000 people in 1998, which is the largest attendance of any sporting event in Oregon. The Company has sponsored this race for 15 years and will continue to sponsor the race for at least two more years. As a major annual golf event in the Pacific Northwest, the G.I. Joe's/Thriftway Portland Invitational Golf Tournament draws professional golfers from around the country to compete. The Company has sponsored the golf tournament for 12 years and intends to continue this sponsorship for the foreseeable future. The Company is also a long-time radio sponsor of Portland Trailblazers basketball games, which are broadcast on more than 25 radio stations in Oregon and Washington, and hosts several in-arena promotions during home games. In addition to reinforcing the effects of the Company's marketing efforts in its local markets, these sponsorships give the Company regional and national exposure it would not otherwise receive.

     Part of the Company's annual promotion events include sales designed to highlight the latest sports and automotive merchandise. The Company has four major annual sales events: the Anniversary Sale, the Sidewalk Sale, the Fall Kick-Off and the Thanksgiving Weekend Sale. Other significant promotions are seasonal or target specific holidays and special events. These activities are designed to promote the Company as a leading retailer of sports and automotive merchandise in the Pacific Northwest.

CUSTOMER SERVICE

     The Company believes that the extensive product knowledge of its employees, and its superior customer service and after-sale product support differentiate G.I. Joe's from mass merchandisers and other large concept sporting goods and automotive parts retailers. The Company strongly emphasizes the training of its sales associates so that they are prepared to address customer inquiries and assist with purchasing decisions. The Company trains its employees using seminars, videos, vendor representative tours and product knowledge events. In addition, the Company specially trains sales associates to serve female customers shopping for traditionally male-oriented products. Key departments of each store are supported by "Pro Staff" personnel who have met specified technical requirements and have extensive sales and service experience. These highly qualified specialists offer exceptional product knowledge and assistance to customers.

     The Company's Sports and Recreation Services Department provides customers certain product assembly, installation, testing, repair and other support services, as well as winter equipment rental services. The Company's service technicians are trained and certified by merchandise manufacturers. A Sports and Recreation Service Department located at the Company's distribution center provides much of this support for the Portland metropolitan area. Additional Sports and Recreation Service Departments are prominently included in a majority of the Company's stores in geographic areas located outside the Portland area and will be included in the Company's new and remodeled stores. The Sports and Recreation Departments primarily offer services in connection with the sale of high-quality branded merchandise.

MANAGEMENT INFORMATION SYSTEM


     The Company has made significant expenditures with respect to its information system in order to operate efficiently and to control costs. The Company's IBM AS/400-based information system includes fully integrated store, merchandising, distribution and financial systems and includes a local area network and a sophisticated wide area network, on-line credit and check authorization and electronic data exchange. The wide area network links all store locations with the Company's headquarters and distribution center and allows (i) direct communications to all store locations, (ii) point-of-sale ("POS") data collection and (iii) daily reporting of store sales. This system provides an immediate link between the Company, its stores and its customers, enhancing the Company's ability to monitor its performance against historical and budgetary benchmarks, as well as to make better informed operational decisions. Other in-store systems capture payroll hours and inventory receipts, and maintain on-hand inventory quantities. The perpetual inventory reporting system monitors, at cost and retail, all SKUs carried in inventory. This system interfaces with the merchandising, receiving and POS systems to provide the Company with accurate real-time inventory information which assists management in implementing merchandise assortment, allocation and markdown decisions, as well as decisions regarding future merchandise orders. Each day, the Company's IBM AS/400 processes merchandise movement by SKU to automatically generate orders for the Company's distribution center and stores. This is accomplished by calculating the store inventory, comparing it to the desired inventory level and ordering appropriately. The Company utilizes a series of Microsoft Windows NT servers to run in-house developed applications and a variety of third-party software and maintains a high-speed Internet connection which supports the G.I. Joe's Online Store. An in-house information systems staff performs development, programming and support services for the Company's information system.


     The Company's information system allows the Company to efficiently integrate new stores, as demonstrated by the recent addition of the Company's Puyallup, Washington and Hillsboro, Oregon stores. The system is also capable of expansion as needed to service additional locations. Although management believes that the Company's operating systems will provide the Company with an adequate platform to support its growth and expansion strategy for the foreseeable future, the Company intends to continue to invest in its information systems as necessary to remain competitive.

COMPETITION

     The markets for sports and automotive merchandise are highly competitive. Within the sporting goods and outdoor apparel and footwear markets the Company faces significant competition from national, regional and local retailers, as well as from manufacturers' own retail stores (such as stores owned and operated by Nike, Inc.). The Company's retail competitors in the sporting goods market include, among others: large format sporting goods retailers which generally operate stores larger than 50,000 square feet in size, such as Gart/Sportmart and The Sports Authority, Inc.; traditional sporting goods retailers which generally operate stores under 30,000 square feet in size, such as Big 5 Corporation, Copeland's Sports, Inc. and Recreational Equipment, Inc. (REI); specialty sporting goods retailers which focus on high-end products relating to a specific activity category, such as The Orvis Company, Inc.; and mass merchandisers such as Wal-Mart, K-Mart, Target and Fred Meyer. The Company competes with these companies, chains such as Foot Locker and with department stores in the apparel and footwear markets. Within the automotive parts and accessories markets the Company faces competition from: national chains such as Shucks Auto Supply, Sears and NAPA; regional and local companies such as Thrifty Auto Supply, Baxter's Auto Supply and Al's Auto Supply; and from mass merchandisers with automotive departments, such as Wal-Mart, K-Mart, Target and Fred Meyer. Many of the Company's competitors have substantially greater financial, distribution, marketing and other resources and have achieved greater name recognition than the Company. The primary competitive factors in the sports and automotive markets are merchandise selection, quality and mix, price and customer service. See "Risk Factors -- Competition."

ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS

     The Company is subject to federal, state and local laws and regulations which affect its business, relating to, among other things, advertising, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. Although Company's management is not aware of any significant environmental contamination at any of the Company's properties from its own or prior activities at such locations or from neighboring properties, such contamination may exist at such properties or at additional store sites or facilities acquired or leased by the Company, and any such contamination could have a material adverse effect on the Company's business, financial condition and results of operations. Because the Company is subject to various local zoning requirements with regard to the location and design of its stores, the development or expansion of the Company's operations will be contingent upon the timely receipt of required licenses, permits and other governmental authorizations. The Company is also subject to laws and regulations in certain jurisdictions which may restrict the sale of certain merchandise, such as firearms, ammunition and shooting accessories. In addition, state and local government regulation of hunting can also affect the sales of hunting equipment by the Company. See "Risk Factors -- Environmental and Other Governmental Regulation." The Company believes that it is in compliance in all material respects with all laws, regulations and requirements that affect its business, and that compliance with such laws, regulations and requirements does not impose a material impediment on the Company's ability to conduct its business.

TRADEMARKS

     The Company uses a number of trademarks in connection with the operation of its business, primarily in connection with its private label products. The Company's "G.I. Joe's" trademark is registered with the United States Patent and Trademark Office. The Company's other trademarks are not registered. The Company's private label trademarks include: "Power Plus," used for automobile supplies such as oil, anti-freeze and batteries; "North X Northwest," used for fishing rods; "Cotton Wear By Joe's" and "Rugged Wear By Joe's," used for certain outdoor apparel; "Comfort Plus by Joe's" for casual wear; and "Power Play By Joe's," which it intends to use for additional private label sports and active wear apparel. See "Risk Factors -- Dependence on Trademarks."

PROPERTIES


     The Company's retail stores range in size from 35,000 to 73,000 square feet, with an average size of approximately 55,000 square feet. The Company generally decides whether to construct its standard 55,000 square foot store or a smaller 35,000 square foot version based upon the size of the population of the surrounding community, with larger stores typically serving local populations in excess of 50,000 people and smaller stores typically serving smaller communities. The stores are either free standing units or located in malls or strip centers which are easily accessible and provide ample parking. G.I. Joe's stores are open seven days a week, typically from 9 a.m. to 9 p.m. All of the Company's retail store properties are leased. The Company generally obtains long-term leases for its retail stores, with a minimum initial term of 15 years and renewal options for up to an additional 10 years. These leases generally provide for fixed monthly rental payments plus additional amounts calculated as a percentage of income earned on the leased premises above a given threshold. The aggregate annualized minimum rental commitment under the Company's real estate leases for the fiscal year ending January 31, 1999 is approximately $7.0 million. See Note 10 to Financial Statements. The 16 stores currently operated by the Company are located in Oregon and Washington, including eight in the Portland metropolitan area. An additional two stores are scheduled to open in the Seattle/Puget Sound area of Washington in calendar year 1999.

     The following table includes certain information for each of the Company's properties:


                                                                    DATE
                                                                REMODELED OR
                                                                 SCHEDULED      LEASE
                                        SQUARE    DATE PLACED    REMODELING    MATURITY   TYPE OF STORE
               LOCATION                 FOOTAGE   IN SERVICE      DATE(1)        DATE       LOCATION
               --------                 -------   -----------   ------------   --------   -------------
RETAIL STORES:
North Portland, Oregon................   73,000    03/82          5/94         8/2008     Free-Standing
Tualatin, Oregon......................   55,120    09/85          7/99         4/2013     Strip Center
Gresham, Oregon.......................   55,120    05/87          7/99         4/2013     Strip Center
Oak Grove, Oregon.....................   67,100    04/72          2/01         4/2013     Free-Standing
Beaverton, Oregon.....................   55,120    04/74          2/99         4/1999     Mall
Portland, Oregon......................   55,120    03/79          2/02         2/2004     Strip Center
Hillsboro, Oregon.....................   55,000    08/98          New          7/2018     Strip Center
Vancouver, Washington.................   55,120    06/89          2/00         6/2014     Strip Center
South Salem, Oregon...................   55,120    03/85          2/01         4/2013     Free-Standing
Salem, Oregon.........................   67,100    08/76          5/94         4/2013     Free-Standing
Albany, Oregon........................   55,120    11/89          2/01         10/2014    Free-Standing
Eugene, Oregon........................   55,120    03/83         10/95         12/2005    Free-Standing
Medford, Oregon.......................   48,500    03/86          2/00         10/2009    Strip Center
Bend, Oregon..........................   35,400    07/79          8/97         1/2018     Mall
Federal Way, Washington...............   55,120    03/91          2/00         3/2021     Free-Standing
Puyallup, Washington..................   53,000    10/97          New          9/2017     Strip Center
DISTRIBUTION CENTER...................  150,000    06/79                       4/2013
HEADQUARTERS..........................   20,000    07/82                       4/2013


---------------
(1) Scheduled remodeling dates represent management's estimate of the date remodeling will commence. Actual commencement dates may differ from these estimates.

     In addition, the Company owns vacant parcels of land in Renton, Washington and Grants Pass, Oregon. The Company is currently under contract to sell part of the Renton property.

EMPLOYEES

     As of June 30, 1998, the Company employed approximately 950 employees, approximately 30% of whom worked part-time. The number of part-time employees varies seasonally. The Company expects to increase its number of employees as it expands its operations and hires additional employees to staff new stores. The Company is not subject to any collective bargaining agreements and believes that its relationships with its employees are good.

     A typical G.I. Joe's store requires a store manager, a manager in training, a training specialist, five department managers and 57 sales, merchandising and support staff.

LEGAL PROCEEDINGS

     From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES


     The executive officers, directors and key employees of the Company and their ages and positions as of October 31, 1998 are as follows:



              NAME                 AGE                       POSITION
              ----                 ---                       --------
EXECUTIVE OFFICERS AND DIRECTORS
Norman P. Daniels................  50    Chairman of the Board, President and Chief
                                         Executive Officer
Philip M. Pepin..................  47    Vice President of Finance and Chief Financial
                                         Officer
Edward A. Ariniello..............  37    Vice President of Operations
Marc H. Mieher...................  35    Vice President and Chief Information Officer
David E. Orkney..................  52    Director
Roy Rose.........................  40    Director

KEY EMPLOYEES
B.G. Eilertson...................  43    Merchandise Manager
David N. Fouts...................  43    Director of Planning and Logistics
Patrick E. Hortsch...............  43    Merchandise Manager
Dennis E. Irish..................  47    Director of Advertising and Promotions
Ron J. Menconi...................  48    Merchandise Manager
Douglas B. Spink.................  27    General Manager of Direct Marketing


EXECUTIVE OFFICERS AND DIRECTORS

     Norman P. Daniels joined the Company in 1965. Mr. Daniels has been a Director since 1975 and was named President of the Company in March 1992 and Chief Executive Officer in January 1996. Mr. Daniels became Chairman of the Board in June 1998. Mr. Daniels also has served as the Company's Advertising Manager, Sporting Goods Merchandise Manager and Vice President of Merchandise and Marketing.

     Philip M. Pepin joined the Company in 1994 as Controller and was promoted to Vice President of Finance and Chief Financial Officer in November 1996. Prior to joining the Company, from 1990 to 1994 and from 1982 to 1988, Mr. Pepin worked in public accounting with Arthur Andersen LLP in Portland, Oregon and Seattle, Washington. In addition, from 1988 to 1990, Mr. Pepin served as corporate controller of VWR Corporation, a wholesale distributor of scientific and laboratory equipment. Mr. Pepin is a Certified Public Accountant.

     Edward A. Ariniello joined the Company in 1982 and has worked in various operations positions, including Department Manager, Warehousing and Store Manager. Mr. Ariniello was promoted to Director of Training and Merchandising in March 1994, and Vice President of Operations in December 1996.


     Marc H. Mieher joined the Company in 1989 as Programmer/Analyst and was promoted to Director of Information Services in May 1994 and to Vice President and Chief Information Officer on October 1, 1998.


     David E. Orkney has served as a Director of the Company since 1974, and served as Chairman of the Board of Directors from 1976 until May 1998. Mr. Orkney has served in various positions at the Company, including President from 1976 to 1992 and Chief Executive Officer from 1976 to 1996. Mr. Orkney founded and has served as chief executive officer of Buckingham Investment Group, a personal investment company, since December 1997.

     Roy Rose has served as a Director of the Company since May 1998. Mr. Rose founded and has served as the president and chief executive officer of Peregrine Holdings (Oregon), Ltd. since 1991 and Peregrine Capital, Inc. since 1997. These entities are involved in making investments in various businesses. Peregrine

Capital, Inc. is a principal shareholder of the Company and, together with affiliated entities, has entered into various transactions with the Company. See "Certain Related Transactions."

KEY EMPLOYEES

     B.G. Eilertson joined the Company in 1972 and has held various operations and merchandising positions with the Company, including Department Manager, Assistant Store Manager and Sporting Goods Buyer. He was promoted to Merchandise Manager for Sporting Goods in March 1996.

     David Fouts joined the Company in 1974 and became Director of Planning and Logistics in October 1995. From 1980 until 1995, Mr. Fouts served as a Store Manager. From 1974 to 1979 he held positions in location retail and distribution center management. Mr. Fouts is a member of APICS Resource Management Educational Society.

     Patrick E. Hortsch joined the Company in June 1998 as Merchandise Manager for the Automotive Group. Prior to joining the Company, from January 1997 to June 1998, Mr. Hortsch owned and operated a retail automotive parts store in Vancouver, Washington. From 1986 to 1996, Mr. Hortsch was the executive vice president of Team Marketing Inc., a manufacturer's representative firm and from 1982 to 1986 was a district manager for Rognlien, Wright & Harrison, Inc., a manufacturer's representative firm. Mr. Hortsch has over 23 years of experience in the automotive aftermarket industry.

     Dennis E. Irish joined the Company in 1974 and has worked in various positions, including Store Manager. In 1987, Mr. Irish became Advertising Manager and in March 1992 was promoted to Director of Advertising and Promotions.

     Ron J. Menconi joined the Company in 1967 and has held various positions with the Company, including Department Manager and Buyer. Mr. Menconi became Merchandise Manager for Sporting Goods in 1989 and Merchandise Manager for Apparel and Footwear, Cycling, Athletics, Fitness and Winter Sports in May 1992. Mr. Menconi served as the inaugural president of the Oregon Ski Industry Association from 1988 to 1996, and as a board member from 1992 to 1995. Mr. Menconi has been serving as a director of the National Sporting Goods Association since June 1998.


     Douglas B. Spink has served as the General Manager of Direct Marketing since September 1998, when the Company acquired Timberline Direct. Mr. Spink was a founder and the President and Chief Executive Officer of Timberline Direct, a catalog and Internet-based retailer, since May 1997. From March 1996 to April 1997, Mr. Spink served as Western Regional Director for Tessera Enterprise Systems, a leading builder of database marketing systems for large direct marketers. From October 1994 to March 1996, he was Vice President of Finance for Ideon Group, a financial services company. Mr. Spink, who started his career as a database marketing analyst with Leo Burnett & Co., has also served as a strategic consultant with the Boston Consulting Group.



     The Company has no employment or noncompetition agreements with any of its employees other than Mr. Spink and Gregory Biggs, Operations Manager of Direct Marketing. See "-- Timberline Direct Acquisition Agreement; Employment Agreements."


DIRECTOR COMMITTEES AND COMPENSATION

     The Company will establish an Audit Committee and a Compensation Committee, each of which will be comprised of independent directors. The Audit Committee will review the functions of the Company's management and independent auditors pertaining to the Company's financial statements and will perform such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors. The Compensation Committee will determine officer and director compensation and administer the Company's compensation plans.

     Directors who are employees of the Company receive no additional compensation for their service as directors. Nonemployee directors will each receive $1,000 for each Board of Directors meeting attended and $500 for each committee meeting attended, plus reimbursement for travel expenses in attending meetings. In addition, prior to the closing of the Offering, the Company intends to grant nonqualified stock options to purchase 2,000 shares of Common Stock to each nonemployee director which will be fully vested on the first anniversary of the date of grant. The Company also intends to grant an additional fully-vested nonqualified stock option to purchase 2,000 shares of Common Stock to each nonemployee director immediately following each annual meeting of shareholders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of the Company serves as a member of the compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth certain information with respect to compensation paid by the Company in the fiscal year ended January 31, 1998 to its Chief Executive Officer and the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 (collectively the "Named Executive Officers").

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                                AWARDS
                                              ANNUAL COMPENSATION            ------------
                                     -------------------------------------    SECURITIES     ALL OTHER
                                                            OTHER ANNUAL      UNDERLYING    COMPENSATION
    NAME AND PRINCIPAL POSITION       SALARY     BONUS     COMPENSATION(1)    OPTIONS(2)        (3)
    ---------------------------      --------   --------   ---------------   ------------   ------------
Norman P. Daniels,
  President and Chief Executive
  Officer..........................  $225,000   $100,000       $9,600           3,835          $2,192
Philip M. Pepin,
  Chief Financial Officer..........   100,000     12,000        6,000           3,835           1,010
David E. Orkney(4)
  Chairman of the Board of
  Directors........................   190,000         --           --              --           2,150
Wayne T. Jackson(5)
  Chief Operating Officer..........   210,000         --        8,400           3,835           2,244

---------------
(1) Consists of amounts paid for car allowance.

(2) Mr. Daniels' stock options (which, including the options indicated above, entitled him to purchase up to 745,278 shares of Common Stock) were canceled in connection with the Reorganization. Mr. Jackson's stock options (which, including the options indicated above, entitled him to purchase up to 681,361 shares of Common Stock) were repurchased in connection with the Reorganization for $2,267,268. See "Certain Related Transactions."

(3) Consists of Company matching contributions to the 401(k) Savings Plan.

(4) Mr. Orkney resigned as Chairman of the Board of the Company in May 1998.

(5) Mr. Jackson resigned as Chief Operating Officer of the Company in May 1998.

  Option Grants in Last Fiscal Year

     The following table sets forth certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended January 31, 1998.

                                      INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                     ----------------------------------------------------      VALUE AT ASSUMED
                     NUMBER OF      PERCENT OF                               ANNUAL RATES OF STOCK
                     SECURITIES   TOTAL OPTIONS                             PRICE APPRECIATION FOR
                     UNDERLYING     GRANTED TO     PER SHARE                    OPTION TERM(3)
                      OPTIONS      EMPLOYEES IN    EXERCISE    EXPIRATION   -----------------------
       NAME          GRANTED(1)   FISCAL YEAR(2)     PRICE        DATE         5%           10%
       ----          ----------   --------------   ---------   ----------   ---------    ----------
Norman P.
  Daniels..........    3,835           8.8%          $2.42     7/31/2007     $5,837       $14,791
Philip M. Pepin....    3,835           8.8            2.42     7/31/2007      5,837        14,791
David E. Orkney....       --            --              --            --         --            --
Wayne T. Jackson...    3,835           8.8            2.42     7/31/2007      5,837        14,791

---------------
(1) Mr. Daniels' stock options (which, including the options indicated above, entitled him to purchase up to 745,278 shares of Common Stock) were canceled in connection with the Reorganization. Mr. Jackson's stock options (which, including the options indicated above, entitled him to purchase up to 681,361 shares of Common Stock) were repurchased in connection with the Reorganization for $2,267,268. See "Certain Related Transactions."

(2) Based on a total of 43,464 shares subject to options granted to employees in the fiscal year ended January 31, 1998.

(3) The assumed rates of growth are prescribed by the Securities and Exchange Commission (the "Commission") for illustrative purposes only and are not intended to forecast or predict future stock prices.

  Year-End Option Values

     No options were exercised by the Named Executive Officers during the fiscal year ended January 31, 1998. The following table sets forth certain information regarding unexercised stock options held by the Named Executive Officers as of January 31, 1998.

                                             NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                            UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS AT
                                        OPTIONS AT FISCAL YEAR-END(1)          FISCAL YEAR-END (2)
                                        ------------------------------    ------------------------------
                 NAME                   EXERCISABLE      UNEXERCISABLE    EXERCISABLE      UNEXERCISABLE
                 ----                   -----------      -------------    -----------      -------------
Norman P. Daniels.....................    383,505           361,773       $3,602,056        $3,346,233
Philip M. Pepin.......................         --            16,619               --           173,539
David E. Orkney.......................         --                --               --                --
Wayne T. Jackson......................    383,505           297,856        3,602,056         2,758,641

---------------
(1) Mr. Daniels' stock options were canceled in connection with the Reorganization. Mr. Jackson's stock options were repurchased in connection with the Reorganization for $2,267,268. See "Certain Related Transactions."

(2) Calculated based on the difference between the exercise price and the assumed initial public offering price of $10.00 per share (the mid-point of the range set forth on the cover page of this Prospectus).

RETIREMENT AND CERTAIN OTHER BENEFIT PLANS

  Defined Benefit Pension Plan

     The Company established a defined benefit retirement plan (the "Pension Plan"), effective March 1, 1976, which is intended to be qualified under Section 401(a) of the Code. The Pension Plan covers all non-union employees who have both attained the age of 21 and completed one year of service with the Company.

     The Pension Plan generally provides each participant with a retirement benefit in an amount equal to the benefit accrued by such participant as of February 28, 1993, under the terms of the Pension Plan as then in effect, plus the sum of 1.1% of such participant's annual compensation and .364% of the participant's excess compensation for each plan year of participation in the plan during which the participant completes at least 1,000 hours of service with the Company. A participant's annual compensation generally is the participant's compensation for the plan year for federal income tax withholding purposes, except that for the plan year commencing March 1, 1993, a participant's annual compensation is limited to $235,840 and for plan years commencing after February 28, 1994, a participant's annual compensation is limited to $150,000 (plus cost-of-living increases promulgated by the Internal Revenue Service). A participant's excess contribution for a plan year is the amount of such participant's annual compensation for such plan year in excess of the social security taxable wage base in effect under Section 230 of the Social Security Act for the calendar year in which such plan year begins. A plan year is the 12-consecutive-month period beginning each March 1. The formula set forth above calculates benefits in the form of a single life annuity (payable for the participant's lifetime) with a 10-year term commencing at age 65. If a participant's benefit is distributed in a form other than a single life annuity with a 10-year term or commencing prior to the participant's 65th birthday, the benefit amount will be the actuarial equivalent of such an annuity. Actuarial adjustments may also be made to a participant's benefit, if that benefit commences after the participant's 65th birthday.

     The Pension Plan provides for full vesting of benefits upon the earlier of the participant's completion of five years of service with the Company, attainment of age 65 while employed by the Company or death while employed by the Company. Payment of the participant's vested benefit will generally commence upon the latest of the participant's separation from service, attainment of age 55 or completion of a distribution request.

     The Company funds at least the minimum annual contribution required under
Section 412 of the Code and the Employee Retirement Income Security Act of 1974, as amended.

     The estimated annual benefit (calculated as a single life annuity with a 10-year term) payable under the Pension Plan upon retirement at normal retirement age (age 65) for each of the Named Executive Officers, based on their current compensation levels, are as follows:

                                                  ESTIMATE OF
                     NAME                        ANNUAL BENEFIT
                     ----                        --------------
Norman P. Daniels                                   $60,882
Philip M. Pepin                                       3,790
David E. Orkney                                      71,142
Wayne T. Jackson                                     54,286

  401(k) Savings Plan

     The G. I. Joe's, Inc. Savings Plan (the "Savings Plan"), established in 1991, is intended to be qualified under Sections 401(a) and 401(k) of the Code. The Savings Plan covers all non-union employees who have both attained age 21 and completed one year of service with the Company. Subject to certain limitations imposed by the Code and the regulations promulgated thereunder, under the Savings Plan, employees may contribute up to 15% of their compensation each calendar year on a pre-income-tax basis and the Company may make matching contributions in such amount as it determines each calendar year. Only the first 6% of compensation deferred by a participant during a calendar year will be taken into account for purposes of allocating any matching contributions made by the Company for such year. In addition, the Company may make supplemental contributions for any calendar year in such amount as it determines. Supplemental contributions are allocated among eligible participants in proportion to their compensation. Only participants who have completed 1,000 hours of service with the Company during the calendar and are employed with the Company on the last day of such year and participants whose employment with the Company terminated during the calendar year on account of their retirement, disability or death are eligible to share in the Company's supplemental contributions for such calendar year. The Company's matching and supplemental contributions to the Savings Plan for the fiscal years ended January 31, 1996, 1997 and 1998 totaled $99,000, $103,000 and $109,000, respectively.

  1998 Stock Incentive Compensation Plan


     In July 1998, the Company adopted the 1998 Plan. The purpose of the 1998 Plan is to enhance the long-term shareholder value of the Company by offering employees, directors, officers, consultants, agents, advisors and independent contractors of the Company an opportunity to participate in the Company's growth and success, and to encourage them to remain in the service of the Company and acquire and maintain stock ownership in the Company. The 1998 Plan includes both stock options and stock awards, including restricted stock. A maximum of 800,000 shares of Common Stock are subject to the 1998 Plan. As of July 31, 1998, 69,033 shares of Common Stock were issuable upon the exercise of outstanding stock options under the 1998 Plan, with a weighted average exercise price of $1.90 per share, and 730,967 shares were reserved for future grants. All such outstanding options were issued under a prior stock option plan of the Company and rolled over into the 1998 Plan when it was adopted in July 1998. These outstanding options include options granted to Philip M. Pepin, the Company's Chief Financial Officer, for 16,619 shares of Common Stock with a weighted average exercise price of $1.96 per share, and options granted to Edward A. Ariniello, the

Company's Vice President of Operations, for 3,835 shares of Common Stock with an exercise price of $2.42 per share.


     Stock Option Grants. The Plan Administrator of the 1998 Plan is currently the Company's Board of Directors, which has the authority to select individuals who are to receive options under the 1998 Plan and to specify the terms and conditions of each option granted (incentive or nonqualified), the exercise price (which, for incentive stock options, must be at least equal to the fair market value of the Common Stock on the date of grant), the vesting provisions and the option term. For purposes of the 1998 Plan, fair market value means the closing sale price of the Common Stock as reported on the Nasdaq National Market on the date of grant. Unless otherwise provided by the Plan Administrator, and to the extent required for incentive stock options by the Code, an option granted under the 1998 Plan will expire 10 years from the date of grant or, if earlier, three months after the optionee's termination of service, other than termination for cause, or one year after the optionee's retirement, early retirement at the Company's request, death or disability. Once established, the Compensation Committee of the Board of Directors will serve as the Plan Administrator.

     Stock Awards. The Plan Administrator is authorized under the 1998 Plan to issue shares of Common Stock to eligible participants on such terms and conditions and subject to such restrictions, if any, as the Plan Administrator may determine in its sole discretion. Restrictions may be based on continuous service with the Company or its subsidiaries or the achievement of such performance goals as the Plan Administrator may determine. Holders of restricted stock are recorded as shareholders of the Company and have, subject to certain restrictions, all the rights of shareholders with respect to such shares.

     Adjustments. Proportional adjustments to the aggregate number of shares issuable under the 1998 Plan and to outstanding awards will be made for stock splits and other capital adjustments.


     Corporate Transactions. In the event of certain Corporate Transactions (as defined below), each outstanding option and restricted stock award under the 1998 Plan will automatically accelerate so that it will become fully vested immediately before the Corporate Transaction, except that acceleration will not occur if such option or restricted stock award is, in connection with the Corporate Transaction, to be assumed by the successor corporation or parent thereof. Any option or restricted stock award granted to an "executive officer" (as defined below) that is assumed or replaced in the Corporate Transaction and does not otherwise accelerate at that time shall be accelerated in the event the executive officer, for Good Reason (as defined below), or the successor corporation, without cause, terminates the executive officer's employment or services within two years following such Corporate Transaction.



     As used in this paragraph, the term "Corporate Transaction" means any of the following events: (a) consummation of any merger or consolidation of the Company in which the Company is not the continuing or surviving corporation, or pursuant to which shares of Common Stock are converted into cash, securities or other property, if following such merger or consolidation the holders of the Company's outstanding voting securities immediately prior to such merger or consolidation own less than 66 2/3% of the outstanding voting securities of the surviving corporation; (b) consummation of any sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company's assets other than a transfer of the Company's assets to a majority-owned subsidiary corporation of the Company; (c) approval by the holders of the Common Stock of any plan or proposal for the liquidation or dissolution of the Company; or (d) acquisition by a person of a majority or more of the Company's outstanding voting securities (whether directly or indirectly, beneficially or of record). The term "executive officer" means the Company's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. The term "Good Reason" means the occurrence of any of the following events or conditions and the failure of the successor corporation to the Company after a Corporate Transaction (or the parent company of such successor corporation) to cure such event or condition within 30 days after receipt of written notice by the option holder: (a) a change in the holder's status, title, position or responsibilities (including reporting responsibilities) that, in the holder's reasonable judgment, represents a substantial reduction in the status, title, position or responsibilities as in effect immediately prior thereto; the assignment to the holder of any duties or responsibilities that, in the holder's reasonable judgment, are materially inconsistent with such status, title, position or responsibilities; or any removal of the holder from or failure to reappoint or reelect the holder to any of such positions, except in connection with the termination of the holder's employment for cause, for disability or as a result of his or her death, or by the holder other than for Good Reason; (b) a reduction in the holder's annual base salary; (c) the successor corporation's requiring the holder (without the holder's consent) to be based at any place outside a 50-mile radius of his or her place of employment prior to a Corporate Transaction, except for reasonably required travel on the successor corporation's business that is not materially greater than such travel requirements prior to the Corporate Transaction; (d) the successor corporation's failure to (i) continue in effect any material compensation or benefit plan (or the substantial equivalent thereof) in which the holder was participating at the time of a Corporate Transaction, including, but not limited to, the 1998 Plan, or (ii) provide the holder with compensation and benefits substantially equivalent (in terms of benefit levels and/or reward opportunities) to those provided for under each material employee benefit plan, program and practice as in effect immediately prior to the Corporate Transaction; (e) any material breach by the successor corporation of its obligations to the holder under the 1998 Plan or any substantially equivalent plan of the successor corporation; or
(f) any purported termination of the holder's employment or service for cause by the successor corporation that does not comply with the terms of the 1998 Plan or any substantially equivalent plan of the successor corporation.



  Timberline Direct Acquisition; Employment Agreements



     In September 1998, the Company acquired Timberline Direct, a direct marketing retailer that sells merchandise complimentary to that offered by the Company through catalog and Internet-based channels. The purchase price for the acquisition is $5.5 million, subject to adjustment based on the final determination of the value of current assets and fixed assets acquired by the Company. On September 1, 1998, $450,000 of the purchase was paid in cash. On December 1, 1998, an additional $550,000 of the purchase price will be paid in cash. The balance of the purchase price will be paid in shares of the Company's Common Stock, valued at $11.00 per share or, if the initial public offering price of the Company's Common Stock is less than $8.80 per share, the initial public offering price. The Common Stock is payable in four equal installments. The first two installments will be paid on January 2 and February 1, 1999. The third installment will be paid following the fiscal year ending January 31, 2000 or any subsequent fiscal year in which the Company's catalog and Internet-based sales division achieves (i) earnings before interest, depreciation and amortization, income taxes and bonus payments to Messrs. Spink and Biggs of at least 10% of the division's gross sales and (ii) gross sales of at least $5.5 million. The final installment shall be paid following the fiscal year ending January 31, 2001 or any subsequent fiscal year in which standards similar to those for the third installment are achieved but at levels of 12% and $8.0 million, respectively. The Company has granted registration rights with respect to the shares to be issued as part of the purchase price. See "Description of Capital Stock -- Registration Rights."



     As part of the Timberline Direct acquisition, the Company entered into employment agreements with Douglas B. Spink and Gregory Biggs, executive officers and the majority shareholders of Timberline Direct. The employment agreements, which continue until January 31, 2004 unless earlier terminated, provide for an annual base salary of $100,000 for Mr. Spink and $80,000 for Mr. Biggs. They also provide for annual bonuses for Mr. Spink and Mr. Biggs in amounts equal to 0.6% and 0.4%, respectively, of the annual sales for the Company's catalog and Internet-based sales division, but only if certain net profit and sales thresholds are achieved. The net profit thresholds are calculated before income taxes and bonus payments to these employees and range from 10% to 15% of sales for the Company's catalog and Internet-based sales division; the minimum sales thresholds range from $5.5 million to $30.0 million. The employment agreements may be terminated by the Company at any time, generally upon notice. However, if either employee is terminated without cause, the agreements provide that base salary will continue to be paid through January 31, 2004, as will bonuses in annual amounts equal to the average of bonuses paid prior to termination of employment.



     Mr. Spink and Mr. Biggs also entered into noncompetition agreements that contain noncompetition, nonsolicitation and confidentiality provisions.

                          CERTAIN RELATED TRANSACTIONS

     Prior to the Offering, the Company entered into transactions and business relationships with certain of its officers, directors and 5% shareholders. Any future transactions between the Company and its officers, directors and 5% shareholders will be subject to approval by a majority of the Company's disinterested directors and will be on terms no less favorable to the Company than would be available from unaffiliated third parties.

     The Ticket Group, a partnership whose partners include Norman Daniels, the Company's Chairman of the Board, President and Chief Executive Officer, David Orkney, a Director of the Company, and former shareholder and officer Wayne Jackson ("Ticket Group"), has entered into an operating agreement with TicketMaster Northwest. Ticket Group has placed TicketMaster outlets which are operated by the Company in all of the Company's Oregon stores. The Company receives a percentage of the fees to which Ticket Group is entitled under its operating agreement with TicketMaster Northwest for sales generated in G.I. Joe's Oregon stores. For the fiscal years ended January 31, 1996, 1997 and 1998, Ticket Group received an aggregate of $221,727, $284,084 and $279,955, respectively, from TicketMaster fees. Messrs. Daniels, Orkney and Jackson each beneficially own 20% of Ticket Group. Revenue to the Company generated by the TicketMaster outlets is generally offset by related expenses, primarily for labor. The primary benefits to the Company of having TicketMaster outlets in its stores are the increased foot traffic and familiarity with the Company's store locations generated thereby. See "Business -- Merchandise -- TicketMaster."


     In July 1994, the Company loaned $181,788, $97,769 and $127,791 to Messrs. Daniels, Orkney and Jackson, respectively. Each loan was made pursuant to a promissory note with an annual interest rate equal to the Applicable Federal Rate determined by the Internal Revenue Service, and which required minimum annual payments of $10,000 each year until all interest and principal was paid in full. Mr. Jackson repaid his loan in full upon termination of employment with the Company in connection with the Reorganization in May 1998. In November 1995, the Company loaned Mr. Daniels an additional $37,735 and from April 1996 through April 1997, the Company loaned Mr. Orkney an additional $99,970, each on the same terms described above. Just prior to the Reorganization, the outstanding balances of Mr. Daniels' and Mr. Orkney's indebtedness to the Company were approximately $187,000 and $132,000, respectively. In April 1998, the Company awarded a bonus payment to Mr. Daniels which was paid by canceling his indebtedness of $187,000. In connection with the Reorganization, the Company forgave Mr. Orkney's indebtedness to the Company.


     In July 1994, the Company loaned approximately $5.6 million in the aggregate to two partnerships in which Messrs. Daniels, Orkney and Jackson are three of four partners (the "Henway Partnerships") to refinance two parcels of real estate upon which are located the Company's stores in Vancouver, Washington and Albany, Oregon. Each partner holds a 25% interest in each Henway Partnership. The Henway Partnerships lease these properties to the Company. These loans accrued interest at Bank of America's prime rate plus 2.5% per year, and were due in August 1996. The Henway Partnerships repaid all amounts outstanding under these loans in January 1996, other than $257,849, which was refinanced pursuant to a promissory note from one of the Henway Partnerships in favor of the Company, with an annual interest rate of 10.5% and a 60-month payment schedule. The leases for the Vancouver and Albany stores were entered into in June and November 1989, respectively, and each has a 25-year term and a 10-year renewal option. Base rental payments under these leases are $385,836 and $391,344 per year for the Vancouver and Albany locations, respectively, on a triple-net basis. In addition, the Company is obligated to pay additional rent for the Vancouver and Albany stores in the amount of 1.5% of gross receipts in excess of approximately $15.3 million and $11.9 million, respectively, but has not been required to pay any such additional rent in the last three fiscal years. The Company believes the leases for the Vancouver and Albany stores were entered into on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

     In April 1998, in connection with the Reorganization, the Company sold two parcels of real estate to PD Properties, LLC ("PD"), an Oregon limited liability company affiliated with Roy Rose, a Director of the Company and a director and the president and chief executive officer of Peregrine Capital, Inc. ("Peregrine"), a principal shareholder of the Company. Linda Rose, Mr. Rose's wife, has a controlling interest in both PD and Peregrine. PD paid approximately $2.7 million in the aggregate to the Company for the South Salem,

Oregon store location and for the Company's vacant land located in Forest Grove, Oregon (the "PD Real Properties"). The Company leases the South Salem property from PD pursuant to a lease which commenced in April 1998 (the "PD Lease"). The initial term of the PD Lease is 15 years, with two renewal options of 5 years each. Rental payments under the PD Lease consist of a base rent of $385,836 per year on a triple net basis. The base rent will be adjusted every five years based on changes in the consumer price index. The PD Lease is in substantially the same form as the six leases (the "Non-PD Leases") entered into with an unaffiliated party in connection with the sale and lease-back of the Company's owned store locations consummated in connection with the Reorganization. The Company believes the PD Lease was entered into on terms no less favorable to the Company than would have been obtained from an unaffiliated third party. In connection with the Reorganization, four individuals associated with Peregrine, including Mr. Rose and his spouse, agreed to guarantee the Company's performance of its obligations under the Non-PD Leases. Aggregate annual base rent under the Non-PD Leases is approximately $3.0 million. This guarantee will expire upon the closing of an initial public offering of the Company's Common Stock. PD received a fee of $1 million in connection with the sale of the properties subject to the Non-PD Leases, which fee was credited against the purchase price for the PD Real Properties.


     As stated above, Roy Rose, a Director of the Company, is a director and the president and chief executive officer of Peregrine, a principal shareholder of the Company. Mr. Rose's wife, Linda Rose, has a controlling interest in Peregrine. In connection with the Reorganization, Peregrine purchased $1.45 million of Subordinated Notes from the Company. Peregrine exchanged $1.0 million of the Subordinated Notes for common stock of ND Holdings, Inc. ("Holdings"), which was converted into 356,898 shares of the Company's Common Stock in the Merger. Peregrine exchanged the remaining $450,000 of the Subordinated Notes for preferred stock and a warrant to purchase common stock of Holdings. In the Merger, the shares of preferred stock of Holdings were converted into 4,500 shares of the Company's Series A 9% Non-Voting Redeemable Preferred Stock (the "Redeemable Preferred Stock") and the warrant was converted into 40,909 shares of the Company's Common Stock. See "The Reorganization." For services rendered in connection with the Reorganization, Peregrine received an additional warrant exercisable for shares of Holdings common stock (the "Master Warrant"), which in the Merger was converted into 1,606,599 shares of the Company's Common Stock. Prior to the Merger, Peregrine assigned to various unaffiliated third parties a portion of the Master Warrant which otherwise would have entitled Peregrine to 315,053 shares of the Company's Common Stock issuable upon conversion of the Master Warrant. Peregrine has certain registration rights with respect to the shares of the Company's Common Stock it received in exchange for the Holdings warrants. See "Description of Capital Stock -- Registration Rights." Subsequent to the Merger, Peregrine transferred 45,454 shares of the Company's Common Stock to an unaffiliated third party in connection with a loan. Peregrine is entitled to repurchase up to 22,727 of such shares if it repays the loan prior to the maturity date. Peregrine purchased from another Investor 250,000 shares of Holdings preferred stock, which in the Merger were converted into 2,500 shares of Redeemable Preferred Stock. All outstanding shares of Redeemable Preferred Stock will be redeemed for $100 per share using proceeds from the Offering. See "Use of Proceeds." Peregrine has agreed to pay certain accounting, legal and other expenses in connection with the Reorganization, paid a fee of $100,000 to David Orkney to induce him to extend the terms of his agreement regarding the sale of his interest in the Company and has agreed to reimburse the Company for all dividends paid on the Company's Redeemable Preferred Stock. In addition, Peregrine has agreed to purchase from the Investors all outstanding shares of the Company's Redeemable Preferred Stock for $8.5 million, plus accumulated dividends, if the Company does not complete, prior to May 8, 1999, an initial public offering of its Common Stock with net proceeds to the Company of at least $12.0 million. See "The Reorganization."



     In connection with the Reorganization, in May 1998 the Company redeemed all of Mr. Orkney's outstanding shares of Common Stock in the Company for an aggregate purchase price of approximately $13.9 million. In addition, the Company issued to Mr. Orkney a warrant to purchase a number of shares equal to 5% of the Company's Common Stock outstanding, on a fully-diluted basis, at the time of exercise at a purchase price equal to 70% of the fair market value of the Common Stock on the exercise date. Mr. Orkney has certain registration rights with respect to the Common Stock issuable upon exercise of the warrant. See "The Reorganization" and "Description of Capital Stock -- Registration Rights." The Company also entered into an agreement with Mr. Orkney pursuant to which Mr. Orkney received a $140,000 bonus in May 1998

(consisting of $132,000 in debt forgiveness and a Company car with an estimated value of $8,000) and will be paid an additional $150,000 over the following two years ($100,000 of which is to be paid in 12 equal monthly installments during the first year, and the remaining $50,000 of which is to be paid in 12 equal monthly installments during the second year). During the first year, Mr. Orkney will also receive a car allowance in accordance with the Company's past practice as well as health insurance and certain other benefits. Mr. Orkney's mother and sister received compensation from the Company for the last three fiscal years in the aggregate amounts of approximately $105,000 and $59,000, respectively. The Company stopped making such payments in May 1998.

     In connection with the Reorganization, the Company redeemed all of Mr. Jackson's outstanding shares of Common Stock for approximately $977,000 (at the same price per share offered to the Company's other shareholders, excluding the warrant issued to Mr. Orkney). The Company also repurchased Mr. Jackson's outstanding options exercisable for 681,361 shares of the Company's Common Stock for approximately $2.3 million. The Company issued to Mr. Jackson a promissory note in the amount of approximately $283,000 in partial payment of the purchase price for such options. This promissory note is due in July 1999, and does not bear interest, except after maturity or default.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of July 31, 1998, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person (or group of affiliated persons) known by the Company to beneficially own more than a number of shares equal to 5% of the Common Stock,
(ii) each director of the Company, (iii) each of the Named Executive Officers and (iv) all of the Company's directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.


                                                                        PERCENTAGE OF COMMON STOCK
                                               SHARES BENEFICIALLY   --------------------------------
              NAME AND ADDRESS                      OWNED(1)         BEFORE OFFERING   AFTER OFFERING
              ----------------                 -------------------   ---------------   --------------
Norman P. Daniels............................       3,212,084             53.5%             37.8%
c/o G.I. Joe's, Inc.
9805 S.W. Boeckman Road
Wilsonville, OR 97070
Roy Rose(2)..................................       1,666,626             27.8%             19.6%
c/o Peregrine Capital, Inc.
9725 S.W. Beaverton-Hillsdale Highway, #350
Beaverton, OR 97005
Peregrine Capital, Inc.......................       1,666,626             27.8%             19.6%
9725 S.W. Beaverton-Hillsdale Highway, #350
Beaverton, OR 97005
David E. Orkney(3)...........................         319,423              5.1%              5.0%
2562 S.W. Buckingham Avenue
Portland, OR 97201
Philip M. Pepin(4)...........................          16,619                *                 *
c/o G.I. Joe's, Inc.
9805 S.W. Boeckman Road
Wilsonville, OR 97070
Wayne T. Jackson(5)..........................              --               --                --
5250 S.W. Landing Square #3
Portland, OR 97201.
All directors and executive officers as a
  group
  (six persons)(6)...........................       5,218,587             82.3%             59.6%


---------------
* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(2) Consists entirely of shares beneficially owned by Peregrine Capital, Inc. ("Peregrine"), of which Mr. Rose is the president and chief executive officer. Includes up to 22,727 shares of Common Stock which Peregrine is entitled to repurchase from a lender upon prepayment of the loan.

(3) Consists solely of shares to be issued upon exercise of the Orkney Warrant, which is exercisable for a number of shares equal to 5% of the Company's Common Stock outstanding, on a fully diluted basis, on the date of exercise at an exercise price equal to 70% of the fair market value of the Common Stock on the exercise such date. The number of shares listed in the table is based upon a total of (i) 6,319,423 shares of Common Stock outstanding before the closing of the Offering on a fully-diluted basis (including 319,423 shares issuable upon exercise of the Orkney Warrant) and (ii) 9,020,035 shares outstanding after the Offering on a fully-diluted basis (including 451,002 shares issuable upon exercise of the Orkney Warrant if it is not exercised prior to the closing of the Offering).

(4) Consists solely of shares subject to options exercisable within 60 days.

(5) All of Mr. Jackson's shares and options were redeemed and canceled, respectively, in connection with the Reorganization. See "The
    Reorganization." Mr. Jackson resigned as the Company's Chief Operating Officer in May 1998.


(6) Includes (i) 20,454 shares subject to options exercisable within 60 days,
    (ii) 1,666,626 shares beneficially owned by Peregrine Capital, Inc. (see
    Note 2 above) and (iii)(a) 319,423 shares issuable upon exercise of the Orkney Warrant before the closing of the Offering (based upon a total of 6,339,877 shares of Common Stock outstanding, on a fully-diluted basis (including the shares issuable upon exercise of the Orkney Warrant)) and (b) 451,002 shares issuable upon exercise of the Orkney Warrant after the closing of the Offering (based upon a total of 8,971,456 shares outstanding, on a fully-diluted basis (including the shares issuable upon exercise of the Orkney Warrant)) See Note 3 above.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, having no par value, and 10,000,000 shares of Preferred Stock, having no par value.

     The following summary description of the Company's capital stock is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     As of July 31, 1998, there were 6,000,000 shares of Common Stock outstanding held of record by approximately 88 shareholders.

     The holders of shares of Common Stock, on the basis of one vote per share, have the right to vote for the election of members of the Board of Directors of the Company and the right to vote on all other matters. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. As of July 31, 1998 there were 85,000 shares of Series A 9% Non-Voting Redeemable Preferred Stock outstanding, all of which will be redeemed with $8.5 million of the net proceeds from the Offering. See "Use of Proceeds."

     The issuance of additional shares of Preferred Stock could have one or more of the following effects: (i) restrict Common Stock dividends if Preferred Stock dividends have not been paid, (ii) dilute the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock or (iii) prevent current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Articles or any reorganization, consolidation or merger (or other similar transaction involving the Company). As a result, the issuance of such Preferred Stock may discourage bids for the Company's Common Stock at a premium over the market price therefor and could have a material adverse effect on the market value of the Common Stock. The Board of Directors does not currently intend to issue any additional shares of Preferred Stock. See "Risk Factors -- Potential Issuance of Preferred Stock; Anti-Takeover Effect of Oregon Law."

WARRANTS AND STOCK OPTIONS


     In connection with the Reorganization, the Company granted David Orkney a warrant to purchase a number of shares equal to 5% of the Company's Common Stock outstanding, on a fully-diluted basis, on the date of exercise at a purchase price equal to 70% of the fair market value of the Common Stock on the exercise date. Mr. Orkney's warrant is exercisable until May 8, 2008. See "The Reorganization" and "Certain Related Transactions." As of July 31, 1998, the Orkney Warrant was exercisable for 319,423 shares of Common Stock. If the Orkney Warrant is not previously exercised, it will be exercisable for 451,002 shares of Common Stock upon the closing of the Offering.



     In connection with the Offering, the Company has agreed to issue to each of Black & Company Inc. and Cruttenden Roth Incorporated, as representatives for the Underwriters, warrants (the "Representatives' Warrants") to purchase an aggregate of 250,000 shares. The Representatives' Warrants are exercisable for a period of three years, beginning one year from the date of this Prospectus. The Representatives' Warrants are exercisable at a price equal to 120% of the initial public offering price per share. The number of shares covered by the Representatives' Warrants and the exercise price are subject to adjustment in certain circumstances to prevent dilution. The Representatives' Warrants are nontransferable for a period of one year following the date of this Prospectus, except to (i) other brokers or dealers; (ii) one or more bona fide officers and/or partners of the Representatives; (iii) a successor to the transferring holder in a merger or consolidation; (iv) a purchaser of all or substantially all of the transferring holder's assets; or (v) any person receiving a Representatives' Warrant from one or more of the persons listed in subsections
(i), (ii), (iii) or (iv) above. The holders of the Representatives' Warrants will have, in that capacity, no voting, dividend or other shareholder rights.


     As of July 31, 1998, the Company had options outstanding to purchase 69,033 shares of Common Stock, with a weighted average exercise price of $1.90 per share. All of such options had vested as of such date and an additional 730,967 shares were reserved for future grants under the 1998 Plan. See "Management -- Retirement and Certain Other Benefit Plans -- 1998 Stock Incentive Compensation Plan."

REGISTRATION RIGHTS


     Pursuant to the terms of a Registration Rights Agreement, individuals and entities, including Peregrine and its affiliates who received in the Merger an aggregate of 2,379,320 shares of the Company's Common Stock in exchange for warrants exercisable for Holdings common stock may request that their Common Stock be included in any public offering of Common Stock of the Company at the Company's expense. In addition, at any time after the first anniversary of the closing of the Offering, the holders of 50% or more of such shares of Common Stock may make one request that the Company use its best efforts to register such shares of Common Stock under the Securities Act at the Company's expense. In any underwritten offering of shares of Common Stock being issued by the Company, if the underwriters determine that marketing factors require a limitation on the number of shares to be sold on account of shareholders, the Company may limit or exclude from the registration such shares of Common Stock.



     Mr. Orkney received registration rights with respect to the shares of Common Stock to be issued to him upon exercise of the warrant he received in connection with the Reorganization. The Company has also granted registration rights with respect to the shares of Common Stock to be issued in connection with the Company's acquisition of Timberline Direct. See
"Management -- Timberline Direct Acquisition; Employment Agreements." Mr. Orkney and the persons who will receive these shares to be issued may request that their shares of Common Stock be included in any public offering of capital stock of the Company at the Company's expense. In any underwritten offering of the Company's capital stock, if the underwriters determine that marketing factors require a limitation on the number of shares to be sold for the account of shareholders, then the Company may limit or exclude from the registration such shares of Common Stock.


     At any time during the period in which the Representatives' Warrants are exercisable, the holders of the Representatives' Warrants have the right, subject to certain limitations, to require the Company on one occasion to register under the Securities Act, at the Company's expense, the shares of Common Stock issuable upon exercise of the Representatives' Warrants.

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES

     The Company is subject to certain provisions of the Oregon Business Corporation Act that, in certain circumstances, restrict the ability of significant shareholders to exercise voting rights (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction that results in the Acquiring Person holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation (a "Control Share Acquisition") cannot vote the shares such person acquires in a Control Share Acquisition ("Control Shares") unless voting rights are accorded to the Control Shares by (i) a majority of each voting group entitled to vote and (ii) the holders of a majority of the outstanding voting shares, excluding the Control Shares held by the Acquiring Person and shares held by the corporation's officers and inside directors. The term "Acquiring Person" is broadly defined to include persons acting as a group.

     The Acquiring Person may, but is not required to, submit to the corporation a statement setting forth certain information about the Acquiring Person and its plans with respect to the corporation. The statement may also request that the corporation call a special meeting of shareholders to determine whether voting rights will be accorded to the Control Shares. If the Acquiring Person does not request a special meeting of shareholders, the issue of voting rights of Control Shares will be considered at the next annual or special meeting of shareholders. If the Acquiring Person's Control Shares are accorded voting rights and represent a majority of all voting power, shareholders who do not vote in favor of voting rights for the Control Shares will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the Control Shares.

     The Company is also subject to certain provisions of the Oregon Business Corporation Act that govern business combinations between corporations and interested shareholders (the "Business Combination Act"). The Business Combination Act generally provides that if a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity of the Interested Shareholder, may not engage in certain business combination transactions for three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of 10% or more of the assets of the corporation and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers and certain employee benefit plans), (ii) the board of directors approves the share acquisition or business combination before the Interested Shareholder acquired 15% or more of the corporation's outstanding voting stock or (iii) the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Company's Common Stock and a significant public market for the Common Stock may not be developed or sustained after the Offering. Future sales of substantial amounts of the Company's Common Stock in the public market, or the prospect of such sales, could adversely affect the prevailing market prices of the Company's Common Stock or the future ability of the Company to raise capital through an offering of equity securities.

     Upon the closing of the Offering, the Company will have 8,500,000 shares of Common Stock outstanding (8,875,000 shares if the Underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options under the Company's 1998 Plan and no exercise of the Orkney Warrant. The 2,500,000 shares sold in the Offering will be freely tradable without restriction or limitation under the Securities Act, except for any such shares purchased by "affiliates" of the Company, as such term is defined under Rule 144 of the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining 6,000,000 shares of the Company's Common Stock issued and outstanding are "restricted securities" within the meaning of Rule 144 and were issued and sold by the Company in private transactions. Such restricted securities may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including an affiliate of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (85,000 shares upon the closing of the Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which a notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock which are not restricted securities. As defined in Rule 144, an "affiliate" of an issuer is a person who directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above.

     Currently outstanding restricted shares of the Company's Common Stock are not yet eligible for sale under Rule 144, but will become eligible for sale in July 1999, subject to Rule 144 restrictions. The holders of 2,379,320 of the Company's outstanding restricted shares, including Peregrine, have certain registration rights with respect to such shares. All shares registered under the Securities Act upon exercise of these registration rights will be freely tradable without restriction or limitation under the Securities Act, except for any such shares (i) purchased by affiliates of the Company, which will remain subject to the resale limitations of Rule 144, or (ii) subject to lock-up agreements with the Underwriters. The Company, its directors, executive officers and other certain shareholders holding an aggregate of 5,289,618 shares have agreed that, without the prior written consent of Black & Company, Inc., they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions. See "Underwriting."

     The Company intends to file a registration statement under the Securities Act following the date of this Prospectus to register the future issuance of up to 800,000 shares of Common Stock under the 1998 Plan. Shares issued under the 1998 Plan after the effective date of such registration statement will be freely tradable in the open market, subject to the lock-up agreements with the Underwriters described above and, in the case of sales by affiliates, to certain requirements of Rule 144. As of July 31, 1998, options to purchase 69,033 shares of Common Stock were outstanding under the 1998 Plan, all of which options were vested. In addition, the Orkney Warrant is exercisable for a number of shares equal to 5% of the Company's Common Stock outstanding, on a fully-diluted basis, on the date of exercise at an exercise price equal to 70% of the fair market value of the Common Stock on the exercise date. If the Orkney Warrant is not previously exercised, it will be exercisable for 451,002 shares of Common Stock upon the closing of the Offering. The holder of the Orkney Warrant has certain registration rights with expect to the shares of Common Stock issuable upon exercise thereof. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Black & Company, Inc. and Cruttenden Roth Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                    NUMBER OF
                   UNDERWRITER                       SHARES
                   -----------                      ---------
Black & Company, Inc..............................
Cruttenden Roth Incorporated......................

                                                    ---------
          Total...................................  2,500,000
                                                    =========

     The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not
in excess of $     per share. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers (who may include the
Underwriters) not in excess of $     per share. After the initial offering to
the public, the offering price and other selling items may be changed by the Representatives.

     The Company has granted an option to the Underwriters exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 shares of Common Stock at the initial public offering price per share, less the underwriting discounts, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common stock to be purchased by such underwriter as shown in the above table bears to the total shown.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company, its directors, executive officers and other shareholders have agreed that, without the prior written consent of Black & Company, Inc., they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions.

     In connection with the Offering, the Underwriters may reserve up to approximately 125,000 shares of Common Stock for sale at the initial public offering price to persons associated with the Company. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the Underwriters on the same basis as the other shares offered hereby.


     In connection with the Offering, the Company has agreed to issue to each of the Representatives Representatives' Warrants to purchase an aggregate of 250,000 shares of Common Stock. The Representatives' Warrants are exercisable for a period of three years, beginning one year from the date of this Prospectus. The Representatives' Warrants are exercisable at a price equal to 120% of the initial public offering price per share. The number of shares covered by the Representatives' Warrants and the exercise price are subject to adjustment in certain circumstances to prevent dilution. The Representatives' Warrants are nontransferable for a period of one year following the date of this Prospectus, except to (i) other brokers or dealers; (ii) one or more bona fide officers and/or partners of the Representatives; (iii) a successor to the transferring holder in a merger or consolidation; (iv) a purchaser of all or substantially all of the transferring holder's assets; or (v) any person receiving a Representatives' Warrant from one or more of the persons listed in subsections (i), (ii), (iii) or (iv) above. The holders of the Representatives' Warrants will have, in that capacity, no voting, dividend or other shareholder rights. At any time during the period in which the Representatives' Warrants are exercisable, the holders of the Representatives' Warrants shall have the right, subject to certain limitations, to require the Company on one occasion to register under the Securities Act, at the Company's expense, the shares of Common Stock issuable upon exercise of the Representatives' Warrants.


     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of and prospects for the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations and financial performance, the present state of the Company's development, the general condition of the securities markets at the time of the Offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for the Company by Perkins Coie LLP, Portland, Oregon. Certain legal matters will be passed on for the Underwriters by Stoel Rives LLP, Portland, Oregon.

                                    EXPERTS

     The financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (as amended, the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically, including the Company, with the Commission at http://www.sec.gov.


     Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. All provisions of such contracts, agreements and other documents that are material to the subject of such statements, however, are described in the appropriate portions of this Prospectus.



     The Company will furnish its shareholders with annual reports containing audited financial statements and an opinion thereon expressed by independent auditors and will furnish its shareholders with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                                G.I. JOE'S, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

                                                              PAGE
                                                              ----
Report of Arthur Andersen LLP, Independent Public
  Accountants...............................................  F-2
Financial Statements:
  Balance Sheets............................................  F-3
  Statements of Operations..................................  F-4
  Statements of Shareholders' Equity........................  F-5
  Statements of Cash Flows..................................  F-6
  Notes to Financial Statements.............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of G.I. Joe's, Inc.:


     We have audited the accompanying balance sheets of G.I. Joe's, Inc. (an Oregon corporation) as of June 30, 1998, and the related statements of operations, shareholders' equity and cash flows for the two months ended June 30, 1998. We have also audited the accompanying balance sheets of the Predecessor, as described in Note 1, as of January 31, 1997 and 1998 and April 30, 1998, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998 and for the three months ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.I. Joe's, Inc. as of June 30, 1998, and the results of its operations and its cash flows for the two months ended June 30, 1998, and the financial position of the Predecessor as of January 31, 1997 and 1998 and April 30, 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 and for the three months ended April 30, 1998, in conformity with generally accepted accounting principles.


Portland, Oregon,

September 18, 1998                              /s/ ARTHUR ANDERSEN LLP

                                G.I. JOE'S, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS


                                                                     PREDECESSOR
                                                           -------------------------------   G.I. JOE'S, INC.
                                                              JANUARY 31,                    ----------------
                                                           -----------------    APRIL 30,        JUNE 30,
                                                            1997      1998        1998             1998
                                                           -------   -------   -----------   ----------------
CURRENT ASSETS:
  Cash...................................................  $    --   $    --     $    --         $    --
  Accounts and notes receivable..........................      302       264         235             260
  Current portion of receivables from officers and
    employees............................................       48        49          39               9
  Merchandise inventories................................   29,442    33,368      35,919          41,687
  Prepaid expenses and other.............................    1,236       873         613           1,371
  Amounts held in escrow.................................       --        --       5,002             819
                                                           -------   -------     -------         -------
         Total current assets............................   31,028    34,554      41,808          44,146
PROPERTY AND EQUIPMENT, net..............................   17,393    18,531       7,255           8,545
CAPITALIZED LEASED PROPERTY AND EQUIPMENT, net...........    8,797    12,021      13,312          17,323
OTHER ASSETS:
  Receivables from officers and employees, net of current
    portion..............................................      583       631         449             250
  Other, net.............................................      726       802       1,252           1,852
                                                           -------   -------     -------         -------
         Total other assets..............................    1,309     1,433       1,701           2,102
                                                           -------   -------     -------         -------
                                                           $58,527   $66,539     $64,076         $72,116
                                                           =======   =======     =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Checks outstanding in excess of cash deposits..........  $   705   $   618     $   248         $   522
  Current portion of long-term obligations...............    1,194     1,560       1,089           1,102
  Accounts payable.......................................    9,641    11,665      14,787          17,219
  Accrued payroll and related liabilities................    1,280     1,201       1,205           1,311
  Deferred income taxes..................................       --        --          --           1,844
  Other accrued liabilities..............................    3,285     3,983       2,922           3,905
                                                           -------   -------     -------         -------
         Total current liabilities.......................   16,105    19,027      20,251          25,903
REVOLVING LINE OF CREDIT.................................   11,563    12,976       9,445          14,348
LONG-TERM DEBT, net of current portion...................    9,758    10,532         948             900
CAPITAL LEASE OBLIGATIONS, net of current portion........   11,308    14,584      15,874          15,728
NOTES PAYABLE............................................       --        --          --             474
DEFERRED GAIN ON SALE LEASEBACK..........................       --        --      18,363              --
DEFERRED INCOME TAXES....................................       --        --          --           2,624
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value, 10,000,000 shares
    authorized, Series A nonvoting redeemable preferred
    0, 0, 0 and 85,000 shares issued and outstanding,
    $8,500 redemption value..............................       --        --          --           7,887
  Common stock, no par value, 50,000,000 shares
    authorized, 4,052,906, 4,052,906, 4,052,906 and
    6,000,000 shares issued and outstanding..............    1,585     1,585       1,585           2,888
  Warrants for common stock..............................       --        --          --           1,100
  Additional paid-in capital.............................      911       911         911             342
  Retained earnings (accumulated deficit)................    7,297     6,924      (3,301)            (78)
                                                           -------   -------     -------         -------
         Total shareholders' equity......................    9,793     9,420        (805)         12,139
                                                           -------   -------     -------         -------
                                                           $58,527   $66,539     $64,076         $72,116
                                                           =======   =======     =======         =======


      The accompanying notes are an integral part of these balance sheets.

                                G.I. JOE'S, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                      PREDECESSOR                             G.I. JOE'S, INC.
                               ----------------------------------------------------------     ----------------
                                                                   THREE         THREE              TWO
                                                                  MONTHS        MONTHS             MONTHS
                                        JANUARY 31,                ENDED         ENDED             ENDED
                               ------------------------------    APRIL 30,     APRIL 30,          JUNE 30,
                                 1996       1997       1998        1997          1998               1998
                               --------   --------   --------   -----------   -----------     ----------------
                                                                (UNAUDITED)
NET SALES....................  $124,052   $128,112   $128,238     $24,013       $25,908           $23,461
COST OF GOODS SOLD...........    82,346     84,184     84,552      16,425        17,670            15,511
                               --------   --------   --------     -------       -------           -------
  Gross margin...............    41,706     43,928     43,686       7,588         8,238             7,950
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSE.....    37,154     37,976     39,528       8,717         9,755             7,264
OTHER INCOME (EXPENSE):
Interest expense.............    (4,331)    (3,663)    (3,542)       (829)         (971)             (602)
Interest income..............       605         51         65           7             9                --
Gain on sale of real
  estate.....................        25         --         --          --           640                --
                               --------   --------   --------     -------       -------           -------
                                 (3,701)    (3,612)    (3,477)       (822)         (322)             (602)
                               --------   --------   --------     -------       -------           -------
INCOME (LOSS) BEFORE TAXES
  AND EXTRA-ORDINARY ITEM....       851      2,340        681      (1,951)       (1,839)               84
INCOME TAX PROVISION.........        --         --         --          --            --                34
                               --------   --------   --------     -------       -------           -------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEM.........       851      2,340        681      (1,951)       (1,839)               50
EXTRAORDINARY ITEM:
Loss on early extinguishment
  of debt....................        --         --         --          --        (2,220)               --
                               --------   --------   --------     -------       -------           -------
NET INCOME (LOSS)............       851      2,340        681      (1,951)       (4,059)               50
Preferred dividends..........        --         --         --          --            --              (128)
                               --------   --------   --------     -------       -------           -------
INCOME (LOSS) ATTRIBUTABLE TO
  COMMON SHAREHOLDERS........  $    851   $  2,340   $    681     $(1,951)      $(4,059)          $   (78)
                               ========   ========   ========     =======       =======           =======
INCOME (LOSS) PER SHARE
  BEFORE EXTRAORDINARY ITEM
  Basic......................  $   0.21   $   0.58   $   0.17     $ (0.48)      $ (0.45)          $ (0.01)
  Diluted....................  $   0.20   $   0.52   $   0.15     $ (0.48)      $ (0.45)          $ (0.01)
NET INCOME (LOSS) PER SHARE
  Basic......................  $   0.21   $   0.58   $   0.17     $ (0.48)      $ (1.00)          $ (0.01)
  Diluted....................  $   0.20   $   0.52   $   0.15     $ (0.48)      $ (1.00)          $ (0.01)


        The accompanying notes are an integral part of these statements.

                                G.I. JOE'S, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                                  RETAINED
                                PREFERRED STOCK      COMMON STOCK                  ADDITIONAL     EARNINGS
                                ---------------   -------------------               PAID-IN     (ACCUMULATED)
                                SHARES   AMOUNT     SHARES     AMOUNT   WARRANTS    CAPITAL       DEFICIT)       TOTAL
                                ------   ------   ----------   ------   --------   ----------   -------------   -------
BALANCE, January 31, 1995
  Predecessor.................                     4,075,917   $1,594                 $946         $ 4,914      $ 7,454
  Acquisition of common
    stock.....................                        (4,551)      (2)                  (6)             --           (8)
  Dividends...................                            --       --                   --            (484)        (484)
  Net income..................                            --       --                   --             851          851
                                                  ----------   ------                 ----         -------      -------
BALANCE, January 31, 1996
  Predecessor.................                     4,071,366    1,592                  940           5,281        7,813
  Acquisition of common
    stock.....................                       (18,460)      (7)                 (29)             --          (36)
  Dividends...................                            --       --                   --            (324)        (324)
  Net income..................                            --       --                   --           2,340        2,340
                                                  ----------   ------                 ----         -------      -------
BALANCE, January 31, 1997
  Predecessor.................                     4,052,906    1,585                  911           7,297        9,793
  Dividends...................                            --       --                   --          (1,054)      (1,054)
  Net income..................                            --       --                   --             681          681
                                                  ----------   ------                 ----         -------      -------
BALANCE, January 31, 1998
  Predecessor.................                     4,052,906    1,585                  911           6,924        9,420
  Dividends...................                            --       --                   --          (6,166)      (6,166)
  Net loss....................                            --       --                   --          (4,059)      (4,059)
                                                  ----------   ------                 ----         -------      -------
BALANCE, April 30, 1998
  Predecessor.................                     4,052,906   $1,585                 $911         $(3,301)     $  (805)
                                                  ==========   ======                 ====         =======      =======
=======================================================================================================================
BALANCE, May 1, 1998
  G.I. Joe's, Inc.............  85,000   $7,887    6,000,000   $2,888    $1,100       $214         $    --      $12,089
  Net income..................      --       --           --       --        --         --              50           50
  Dividends accrued but
    undeclared................      --       --           --       --        --        128            (128)          --
                                ------   ------   ----------   ------    ------       ----         -------      -------
BALANCE, June 30, 1998
  G.I. Joe's, Inc.............  85,000   $7,887    6,000,000   $2,888    $1,100       $342         $   (78)     $12,139
                                ======   ======   ==========   ======    ======       ====         =======      =======


        The accompanying notes are an integral part of these statements.

                                G.I. JOE'S, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                             PREDECESSOR                         G.I. JOE'S, INC.
                                                         ----------------------------------------------------    ----------------
                                                                                         THREE        THREE            TWO
                                                                                        MONTHS       MONTHS           MONTHS
                                                                JANUARY 31,              ENDED        ENDED           ENDED
                                                         --------------------------    APRIL 30,    APRIL 30,        JUNE 30,
                                                          1996      1997     1998        1997         1998             1998
                                                         -------   ------   -------   -----------   ---------    ----------------
                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................................  $   851   $2,340   $   681     $(1,951)    $ (4,059)        $    50
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities --
    Extraordinary item:
    Loss on early extinguishment of debt...............       --       --        --          --        2,220              --
    Gain on sale of property and equipment.............      (25)      --        --          --         (640)             --
    Depreciation and amortization......................    2,481    2,472     2,366         573          604             378
    Amortization of deferred gain on sale leaseback....       --       --        --          --          (32)             --
    Forgiveness of officer receivables.................       --       --        --          --          187              --
    Change in deferred income taxes....................       --       --        --          --           --             (36)
    Changes in current assets and liabilities:
      Accounts and notes receivable....................      153      358        38         182           29             (25)
      Merchandise inventories..........................   (1,919)    (481)   (3,926)        805       (2,551)           (757)
      Prepaid expenses and other.......................      (26)    (129)      363          (6)         260            (735)
      Accounts payable and accrued liabilities.........      879   (3,266)    1,959        (268)       2,779           3,278
                                                         -------   ------   -------     -------     --------         -------
      Net cash provided by (used in) operating
        activities.....................................    2,394    1,294     1,481        (665)      (1,203)          2,153
                                                         -------   ------   -------     -------     --------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment..................   (1,668)  (2,292)   (2,491)       (199)         (90)           (896)
  Proceeds from sale of property and equipment, net....       82       --        --          --       25,057              --
  Increase in deposits and other assets................     (238)     (71)     (196)        (75)        (768)            (77)
  Increase in receivables from officers and
    employees..........................................     (315)     (94)      (86)        (38)          --              --
  Payments received on receivables from officers and
    employees..........................................    5,439      227        37           2            5              --
                                                         -------   ------   -------     -------     --------         -------
      Net cash provided by (used in) investing
        activities.....................................    3,300   (2,230)   (2,736)       (310)      24,204            (973)
                                                         -------   ------   -------     -------     --------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Change in checks outstanding in excess of cash
    deposits...........................................   (1,027)     705       (87)       (705)        (370)            274
  Net borrowings (repayments) on revolving line of
    credit.............................................   (2,062)     843     1,413       2,765       (3,531)         (1,273)
  Borrowings on long-term debt.........................    6,300    1,100     4,525          --           --              --
  Payments on long-term debt...........................   (7,725)    (291)   (3,372)        (90)     (10,054)            (48)
  Payments on capital lease obligations................     (896)    (883)     (854)       (202)        (226)           (133)
  Prepayment penalties due to early extinguishment of
    debt...............................................       --       --        --          --       (1,940)             --
  Acquisition of common stock..........................       (8)     (36)       --          --           --              --
  Cash dividends.......................................     (160)    (618)     (370)       (147)      (6,880)             --
                                                         -------   ------   -------     -------     --------         -------
      Net cash provided by (used in) financing
        activities.....................................   (5,578)     820     1,255       1,621      (23,001)         (1,180)
                                                         -------   ------   -------     -------     --------         -------
NET INCREASE (DECREASE) IN CASH........................      116     (116)       --         646           --              --
CASH, beginning of period..............................       --      116        --          --           --              --
                                                         -------   ------   -------     -------     --------         -------
CASH, end of period....................................  $   116   $   --   $    --     $   646     $     --         $    --
                                                         =======   ======   =======     =======     ========         =======
SUPPLEMENTAL CASH FLOW INFORMATION --
  Cash paid for interest...............................  $ 4,297   $3,662   $ 3,559     $   906     $    897         $   602
NONCASH TRANSACTIONS:
  Additions of capital leases for property and
    equipment..........................................       --      268     4,117          --        1,515              --
  Applied deposits to purchase options of leased
    equipment..........................................       --      108        --          --           --              --
  Dividends declared but unpaid........................      324       30       714          --           --             128
  Sale of property in exchange for note receivable.....      211       --        --          --           --              --
  Proceeds from sale of property held in escrow........       --       --        --          --        5,002              --
  Deferred gain on sale of property and equipment......       --       --        --          --       18,395              --
  Write-off of unamortized loan fees...................       --       --        --          --          280              --


        The accompanying notes are an integral part of these statements.

                                G.I. JOE'S, INC.

                         NOTES TO FINANCIAL STATEMENTS

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The Company

     G.I. Joe's, Inc. (the "Company") was founded in 1952 by Edward Orkney as a government surplus store, and evolved over the years into a mass merchandiser. By 1995, under the direction of Norman Daniels, the Company's current Chairman of the Board, President and Chief Executive Officer, the Company had streamlined its product offerings to focus on sports and automotive merchandise, its best-selling product lines. The Company currently has 16 stores in Oregon and Washington, and also maintains a corporate office and operates an attached 150,000 square foot distribution center at its headquarters location in Wilsonville, Oregon. In addition, the Company sells tickets to all major entertainment and sporting events through TicketMaster outlets located in all of its retail locations. The Ticket Group, which has entered into an operating agreement with TicketMaster Northwest to operate TicketMaster outlets in Oregon, includes officers and former officers of the Company.


  Reorganization and Prior S Corporation Status



     A majority of the Company's capital stock was owned by David Orkney, the founder's son and a Director of the Company. On May 5, 1998, the Company redeemed all of the Company's outstanding capital stock and options, other than shares held by Mr. Daniels and two minority shareholders, for an aggregate consideration of approximately $20,500 (the "Redemption"). In connection with the Redemption, the Company granted David Orkney a warrant to purchase 5% of the Company's Common Stock outstanding on the date of exercise at a purchase price equal to 70% of the fair market value of the Common Stock on such date (the "Orkney Warrant").


     The Company financed the Redemption with the proceeds from the sale of its owned real estate and the sale of $9,500 of subordinated notes of the Company to investors (the "Investors"). Following the Redemption, Mr. Daniels exchanged his common stock in the Company for all the common stock of ND Holdings, Inc., an Oregon corporation ("Holdings"), which resulted in the Company becoming a subsidiary of Holdings. In addition, holders of the Company's subordinated notes exchanged their notes for preferred stock, common stock and warrants to purchase common stock of Holdings (the "Exchange"). Following the Redemption and the Exchange, Mr. Daniels and the Investors owned 54% and 46%, respectively, of the common stock of Holdings, on a fully-diluted basis, and the Investors owned all of the outstanding preferred stock of Holdings.

     In July 1998, Holdings merged with and into the Company, with the Company being the surviving corporation (the "Merger"). In the Merger, all preferred shareholders of Holdings received shares of preferred stock of the Company, and all common shareholders and warrant holders of Holdings received 5,948,302 shares of the Company's Common Stock. Following the Merger, there were 85,000 outstanding shares of the Company's Series A Non-Voting Redeemable Preferred Stock, all of which shares are redeemable with approximately $8,500 of the proceeds from an initial public offering, and 6,000,000 outstanding shares of the Company's Common Stock.


     The Redemption, the Exchange and the Merger are a series of planned transactions (the "Reorganization") executed to consummate the acquisition of the Company. Accordingly, this series of transactions has been reflected as if they occurred on May 1, 1998. The financial statements with respect to periods prior to May 1, 1998 reflect the financial position and results of operations of the Company prior to the Reorganization (the "Predecessor").

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)


     The acquisition was accounted for as a purchase. The total purchase price was comprised of cash of $20,500, common stock valued at $1,888, the Orkney Warrant valued at $1,100, forgiveness of loans of $132 (see Note 5), and $475 of fees and expenses related to the acquisition. The aggregate consideration has been allocated to the assets of the Company, based on fair market value. The excess of the purchase price over the assets acquired and liabilities assumed was allocated as follows:



Inventory..................................................  $ 5,011
Property...................................................      572
Capitalized leased property and equipment..................    4,209
Goodwill...................................................    1,037
                                                             -------
                                                             $10,829
                                                             =======


     The following unaudited pro forma financial information has been prepared based upon the historical financial statements of the Company as if the acquisition had occurred at the beginning of the respective periods.


                                              FOR THE YEAR ENDED   FOR THE FIVE MONTHS
                                                 JANUARY 31,         ENDED JUNE 30,
                                                     1998                 1998
                                              ------------------   -------------------
Net sales...................................       $128,238              $49,369
Net loss attributable to common
  shareholders..............................         (1,941)              (1,768)
Basic net loss per share....................          (0.32)                (.29)
Diluted net loss per share..................          (0.32)                (.29)


     Prior to the Exchange, the Company was treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state laws. Upon the Exchange, the Company's S Corporation status was terminated and, accordingly, the Company is fully subject to federal and state income taxes on its earnings. See also "Income Taxes" below.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     The Company's financial instruments consist of accounts and notes receivable and debt instruments. For the periods presented, the fair value of the Company's receivables and debt under the loan and security agreement approximated the carrying value.

  Advertising


     Advertising costs are expensed as incurred. The Company has cooperative advertising arrangements with certain vendors whereby the vendors will reimburse the Company for advertising their products. Cooperative advertising funds are accounted for as a reduction in advertising expense. For the fiscal years ended

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)


January 31, 1996, 1997 and 1998 and for the three months ended April 30, 1998 and the two months ended June 30, 1998, advertising costs were $4,963, $3,828, $4,498, $890 and $756, respectively.


  Property and Equipment


     The Financial Accounting Standards Board has issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which establishes criteria for measuring impairment losses of long-lived assets and determining when such losses should be recognized. In fiscal year 1997, the Company adopted SFAS 121, with no effect on its financial position or results of operations.


     Property and equipment are recorded at cost. Additions and improvements, including interest costs incurred during construction, are capitalized, whereas maintenance and repairs are charged to expense as incurred.


  Revenue Recognition



     Revenues are recorded at the time of sale of merchandise to customers.



  Capitalized Leased Property and Equipment


     Capitalized leased property and equipment are recorded at the lesser of the present value of minimum lease payments or the fair value of the leased property.

  Depreciation and Amortization


     Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease period or the estimated useful life of the asset. Capital leases are amortized using the straight-line method over the shorter of the estimated useful lives of the leased assets or primary terms of the leases. The estimated useful lives of property and equipment are as follows:



                                                       YEARS
                                                       -----
Buildings............................................  20-40
Fixtures & equipment.................................   3-10
Leasehold improvements...............................  10-25


  Sale-Leaseback Transaction


     The Company entered into a sale-leaseback transaction totaling $31,200 in April 1998, relating to 5 store locations and the Company's distribution center. The net gain of $18,395 was deferred and was being amortized over the applicable leaseback period. In conjunction with the acquisition, the deferred amount was reduced to zero. The leases for the distribution center and four of the five store locations are operating leases and the lease for the remaining store location is a capital lease.


  Goodwill

     Goodwill is the excess of the purchase price paid over the value of net assets acquired. Amortization expense is calculated on a straight-line basis over forty years. The carrying value of goodwill is reviewed quarterly if the facts and circumstances suggest that it may be permanently impaired. If the review indicates that goodwill will not be recoverable, as determined by the undiscounted cash flow method, the asset will be

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

reduced to its estimated recoverable value. Goodwill is included in other long-term assets in the accompanying balance sheet as of June 30, 1998.

  Income Taxes

     Prior to the Exchange, the Company was treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state laws. As a result, the earnings of the Company prior to the Exchange were included in the taxable income of the Company's shareholders at their individual federal and state income tax rates, rather than that of the Company. Upon the Exchange, the Company's S Corporation status was terminated and, accordingly, the Company is fully subject to federal and state income taxes on its earnings.


     In connection with the Redemption and Exchange, the Company established a net deferred tax liability of $4,504 using the asset and liability method.


     Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

  Computation of Per Share Amounts

     Basic earnings per share (EPS) and diluted EPS are computed using the methods prescribed by Statement of Financial Accounting Standard No. 128, Earnings per Share (SFAS 128). Basic EPS is calculated using the weighted average number of common shares outstanding for the period and diluted EPS is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding. Following is a reconciliation of basic EPS and diluted EPS:

                                                                     YEAR ENDED JANUARY 31,
                                     ---------------------------------------------------------------------------------------
                                                1996                          1997                          1998
                                     ---------------------------   ---------------------------   ---------------------------
                                                       PER SHARE                     PER SHARE                     PER SHARE
                                     INCOME   SHARES    AMOUNT     INCOME   SHARES    AMOUNT     INCOME   SHARES    AMOUNT
                                     ------   ------   ---------   ------   ------   ---------   ------   ------   ---------
Basic EPS:
  Income available to Common
    Shareholders...................   $851    4,076      $0.21     $2,340   4,065      $0.58      $681    4,053      $0.17
                                                         =====                         =====                         =====
  Effect of Dilutive Securities:
  Stock Options....................     --      235                    --     443                   --      572
                                      ----    -----                ------   -----                 ----    -----
Diluted EPS:
  Income available to Common
    Shareholders...................   $851    4,311      $0.20     $2,340   4,508      $0.52      $681    4,625      $0.15
                                                         =====                         =====                         =====

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)


                           PERIOD ENDED APRIL 30, 1997    PERIOD ENDED APRIL 30, 1998        PERIOD ENDED JUNE 30, 1998
                           ----------------------------   ----------------------------   ----------------------------------
                                              PER SHARE                      PER SHARE   INCOME               PER SHARE
                            LOSS     SHARES    AMOUNT      LOSS     SHARES    AMOUNT     (LOSS)   SHARES        AMOUNT
                           -------   ------   ---------   -------   ------   ---------   ------   ------   ----------------
                                   (UNAUDITED)
Basic EPS:
  Net Income (Loss)......  $(1,951)                       $(4,059)                       $   50
  Preferred Dividends....       --                             --                          (128)
                           -------                        -------                        ------
  Loss attributable to
    Common Shareholders..  $(1,951)  4,053     $(0.48)    $(4,059)  4,053     $(1.00)    $  (78)   6,000        $(0.01)
                                               ======                         ======                            ======
  Effect of Dilutive
    Securities:
  Stock Options and
    Warrants.............       --      --                     --      --                    --       --
                           -------   -----                -------   -----                ------   ------
Diluted EPS:
  Loss attributable to
    Common Shareholders..  $(1,951)  4,053     $(0.48)    $(4,059)  4,053     $(1.00)    $  (78)   6,000        $(0.01)
                                               ======                         ======                            ======


  Reclassifications

     Certain amounts in the prior year financial statements have been reclassified to conform to current year presentation.

  Interim Financial Statements


     The accompanying interim financial statements of the Company for the three month period ended April 30, 1997 have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. G.I. Joe's, Inc. believes the disclosures made are adequate to make the information presented not misleading. However, the interim financial statements should be read in conjunction with the financial statements and notes thereto.



     In the opinion of G.I. Joe's, Inc., the accompanying unaudited financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of G.I. Joe's, Inc. as of April 30, 1997 and the results of operations and cash flows for the three months ended April 30, 1997. Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations.



  Recent Accounting Pronouncements



     Effective in its fiscal year ending January 31, 1999, the Company will be required to adopt SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 changes current practice under SFAS No. 14 by establishing a new framework on which to base segment reporting (referred to as the "management" approach) and also requires interim reporting of segment information. Management does not expect that the impact of adoption of these pronouncements will be material to the Company's financial position or results of operations.



     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for all derivative instruments. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998
         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)


currently has no derivative instruments and, therefore, the adoption of SFAS No. 133 will have no impact on the Company's financial position or results of operations.


 2. MERCHANDISE INVENTORIES:


     Substantially all of the Company's inventories are determined using the retail last-in, first-out (LIFO) inventory valuation method. Vendor discounts on inventory are accounted for as a reduction in inventory cost. Merchandise inventories are summarized as follows:



                                                            PREDECESSOR              G.I. JOE'S, INC.
                                                  -------------------------------    ----------------
                                                     JANUARY 31,
                                                  ------------------    APRIL 30,        JUNE 30,
                                                   1997       1998        1998             1998
                                                  -------    -------    ---------    ----------------
Inventories at retail cost......................  $36,231    $39,686     $42,131         $41,687
Less -- LIFO reserve............................   (6,789)    (6,318)     (6,212)             --
                                                  -------    -------     -------         -------
                                                  $29,442    $33,368     $35,919         $41,687
                                                  =======    =======     =======         =======



     During fiscal years 1996, 1997 and 1998, certain inventory quantities were reduced, resulting in a liquidation of LIFO inventory quantities carried at lower costs than prevailing in prior years as compared with the cost of purchases. The effect of these liquidations was to increase net income by approximately $146, $190 and $98 for the years ended January 31, 1996, 1997 and 1998, respectively. For the three months ended April 30, 1998 and the two months ended June 30, 1998, the effect of liquidation of LIFO inventory quantities on net income was not material.


 3. PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:


                                                           PREDECESSOR               G.I. JOE'S, INC.
                                                ---------------------------------    ----------------
                                                    JANUARY 31,
                                                --------------------    APRIL 30,        JUNE 30,
                                                  1997        1998        1998             1998
                                                --------    --------    ---------    ----------------
Property and equipment used in operations --
  Land......................................    $  2,871    $  2,940     $    --          $   --
  Buildings.................................      11,089      11,370          --              --
  Fixtures and equipment....................       9,401       8,969       8,857           2,646
  Leasehold improvements....................       4,238       5,416       4,134           2,942
  Construction in progress..................          80         111          81             973
                                                --------    --------     -------          ------
                                                  27,679      28,806      13,072           6,561
Less -- Accumulated depreciation and
  amortization..............................     (12,979)    (12,877)     (7,405)           (178)
                                                --------    --------     -------          ------
          Net property and equipment used in
            operations......................      14,700      15,929       5,667           6,383
                                                --------    --------     -------          ------
Property held for future development or
  sale:
  Land......................................       2,071       2,010       1,588           2,162
  Buildings.................................       1,058       1,007          --              --
                                                --------    --------     -------          ------
                                                   3,129       3,017       1,588           2,162
Less -- Accumulated depreciation............        (436)       (415)         --              --
                                                --------    --------     -------          ------
          Net property held for future
            development or sale.............       2,693       2,602       1,588           2,162
                                                --------    --------     -------          ------
                                                $ 17,393    $ 18,531     $ 7,255          $8,545
                                                ========    ========     =======          ======

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998
         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

 4. CAPITALIZED LEASED PROPERTY AND EQUIPMENT:

     Capitalized leased property and equipment consist of the following:


                                                                                        G.I. JOE'S,
                                                               PREDECESSOR                 INC.
                                                     -------------------------------    -----------
                                                        JANUARY 31,
                                                     ------------------    APRIL 30,     JUNE 30,
                                                      1997       1998        1998          1998
                                                     -------    -------    ---------    -----------
Buildings..........................................  $15,223    $19,132     $19,899       $17,308
Fixtures and equipment.............................    6,790      6,645       6,645           213
                                                     -------    -------     -------       -------
                                                      22,013     25,777      26,544        17,521
Less -- Accumulated amortization...................  (13,216)   (13,756)    (13,232)         (198)
                                                     -------    -------     -------       -------
                                                     $ 8,797    $12,021     $13,312       $17,323
                                                     =======    =======     =======       =======


 5. RECEIVABLES FROM OFFICERS AND EMPLOYEES:


     Receivables from officers include loans made by the Company to four current and former officers at interest rates that approximate market rates. They also include advances, at market rates, made to a partnership comprised of former officers and shareholders of the Company. Receivables from employees consist mainly of advances made by the Company to facilitate employee relocations. Interest income earned on these receivables was $588, $46, $48, $9 and $0 for the years ended January 31, 1996, 1997 and 1998 and for the three months ended April 30, 1998 and the two months ended June 30, 1998, respectively.



     In 1994, the Company advanced amounts to the partnership referred to above for bridge financing for two retail sites owned by the partnership which are leased to and operated by the Company. In fiscal years 1997 and 1998, and the three months ended April 30, 1998, $31, $34 and $9, including principal and interest, of these advances were repaid to the Company, respectively. In May 1998, in conjunction with the termination of their employment, two officers of the Company repaid the principal and interest on their loans totaling $99. The outstanding balance of the partnership at January 31, 1997, January 31, 1998, April 30, 1998 and June 30, 1998 was $251, $243, $240, and $240, respectively.



     In April 1998, the Company awarded a bonus to one officer which was paid by forgiving all principal and interest owed by the officer of approximately $187.



     In May 1998, in connection with the Redemption and Exchange the Company forgave all principal and interest owed by one officer of the Company, who was a selling shareholder, totaling approximately $132. This forgiveness was considered a part of the purchase price in connection with the acquisition of the Company. (See Note 1.)


     Outstanding receivables from current and former officers and employees are as follows:


                                                                                        G.I. JOE'S,
                                                                  PREDECESSOR              INC.
                                                           -------------------------    -----------
                                                           JANUARY 31,
                                                           ------------    APRIL 30,     JUNE 30,
                                                           1997    1998      1998          1998
                                                           ----    ----    ---------    -----------
Officers...............................................    $612    $660      $469          $240
Employees..............................................      19      20        19            19
                                                           ----    ----      ----          ----
                                                            631     680       488           259
Less -- Current portion................................     (48)    (49)      (39)           (9)
                                                           ----    ----      ----          ----
                                                           $583    $631      $449          $250
                                                           ====    ====      ====          ====

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998
         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)


6. OTHER ACCRUED LIABILITIES:


     Other accrued liabilities consist of the following:


                                                             PREDECESSOR             G.I. JOE'S, INC.
                                                    -----------------------------    -----------------
                                                      JANUARY 31,
                                                    ----------------    APRIL 30,        JUNE 30,
                                                     1997      1998       1998             1998
                                                    ------    ------    ---------    -----------------
Amounts due to TicketMaster.....................    $1,597    $1,399     $1,133           $1,671
Unredeemed customer gift certificates...........       835       973        893              873
Other...........................................       853     1,611        896            1,361
                                                    ------    ------     ------           ------
                                                    $3,285    $3,983     $2,922           $3,905
                                                    ======    ======     ======           ======


 7. LONG-TERM DEBT:

     Following is a summary of long-term debt:


                                                            PREDECESSOR              G.I. JOE'S, INC.
                                                  -------------------------------    -----------------
                                                     JANUARY 31,
                                                  ------------------    APRIL 30,        JUNE 30,
                                                   1997       1998        1998             1998
                                                  -------    -------    ---------    -----------------
Term loan, prime plus .25%, payable $6 monthly
  plus interest, matures August 1999 with
  final payment of $1,027.....................    $ 1,100    $ 1,033     $    --          $    --
Term loan, 8.80%, payable $33 monthly
  including interest, matures 2001............         --      1,293       1,246            1,198
Revolving line of credit facility, prime plus
  .25%, balance refinanced in March 1998......     11,563     12,976          --               --
Revolving line of credit facility, reference
  rate plus .50%, due March 2001..............         --         --       9,445           14,348
Mortgage notes:
8.63%, payable $12 monthly including interest,
  matures 2011................................      1,193      1,185          --               --
8.63%, payable $21 monthly including interest,
  matures 2011................................      1,794      1,974          --               --
8.30%, payable $22 monthly including interest,
  fully amortizing, matures 2010..............      2,205      2,116          --               --
7.96%, payable $38 monthly including interest,
  fully amortizing, matures 2011..............      3,855      3,699          --               --
                                                  -------    -------     -------          -------
                                                   21,710     24,276      10,691           15,546
Less -- Current portion.......................       (389)      (768)       (298)            (298)
                                                  -------    -------     -------          -------
                                                  $21,321    $23,508     $10,393          $15,248
                                                  =======    =======     =======          =======



     On March 10, 1998, the Company entered into a $20,000, three-year loan and security agreement with Foothill Capital Corporation (Foothill) to replace its existing revolving line of credit facility and term loan. Amounts available under this line of credit facility are the lesser of $20,000, or an amount calculated as the sum of 60% of eligible FIFO inventory, as defined, less specified reserves and the aggregate amount of all undrawn outstanding letters of credit. Interest is payable at the bank's reference rate plus .50% (9% at June 30, 1998). Letters of credit are issuable against the revolving line of credit up to a maximum of the lesser of $1,000 or available borrowings under the revolving line of credit facility.

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)


     Borrowings outstanding under the Foothill loan and security agreement are secured by all of the assets of the Company, including receivables, inventory, and property and equipment. The loan and security agreement contain restrictive covenants relating to minimum levels of EBITDA and net worth, and restrictions on dividend payments and capital expenditures. The Company was in compliance with these covenants at June 30, 1998.


     During the three months ended April 30, 1998, the Company used the proceeds from the sale of certain properties to pay-off certain mortgages and other long-term debt prior to maturity. This resulted in an extraordinary charge of $2,220 ($0.55 per diluted share).

     Principal payment requirements on long-term debt after June 30, 1998 are as follows:

               FISCAL YEAR ENDING JANUARY 31,
               ------------------------------
1999(for the remaining 7 months)............................  $   203
2000........................................................      324
2001........................................................      352
2002........................................................   14,667
                                                              -------
                                                              $15,546
                                                              =======

 8. SHAREHOLDERS' EQUITY:

  Common Stock


     In the fiscal year ended January 31, 1998, the Company declared a 10-for-1 stock split of its common stock effective April 15, 1997 and in the fiscal year ended January 31, 1999, the Company declared a 2.5567-for-1 stock split of its common stock effective in July 1998. All share and per share amounts have been retroactively restated for the stock splits.


  Redeemable Preferred Stock

     In connection with the Redemption, Exchange and Merger, the Company authorized 10,000,000 shares of preferred stock without par value. Of the total authorized shares, 85,000 shares were issued. These shares designated as Series A Non-Voting Preferred Stock (Preferred Stock), are non-voting and have a redemption price equal to the original issue price of $100 per share, together with any accrued and unpaid dividends thereon. The Preferred Stock is redeemable upon the completion of an initial public offering of the Company's common stock in which the aggregate offering proceeds to the Company are not less than $12,000.

     The net proceeds received have been classified as Preferred Stock on the Company's balance sheet. The difference between the stated value and the carrying amount represents the fair value of warrants issued to the holders of Preferred Stock. This difference will be accreted to the Preferred Stock upon redemption with a corresponding charge to retained earnings (accumulated deficit).

     Dividends on the Preferred Stock are due at a rate of 9% of the original issue price per share, payable when, as and if declared by the Board of Directors. Accrued but undeclared dividends totaled $128 for the two months ended June 30, 1998. No dividends have been paid by the Company.

     The Preferred Stock has liquidation preferences over any other class of preferred stock and the common stock. The Preferred Stock is nonconvertible and has a liquidation value equal to the original issue price of $100 per share plus any accrued and unpaid dividends.

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

 9. INCOME TAXES

     The provision for income taxes for the two months ended June 30, 1998 is as follows:


Current
  Federal...................................................  $ 58
  State.....................................................    12
                                                              ----
                                                                70
Deferred....................................................   (36)
                                                              ----
          Total.............................................  $ 34
                                                              ====



     Total deferred income tax assets were $246 and liabilities were $4,714 at June 30, 1998. Individually significant temporary differences, which are primarily a result of the purchase accounting treatment for the Redemption and Exchange and the allocation of excess purchase price to the fair value of assets and liabilities, are as follows at June 30, 1998:



Inventory (including unicap)...............................  $(1,844)
Fixed Assets...............................................   (2,709)
Other......................................................       85
                                                             -------
                                                             $(4,468)
                                                             =======


     The Company's deferred tax assets are realizable as a result of past and future income, therefore, a valuation allowance is not considered necessary.

     The difference between the effective tax rate of 40% and the statutory federal income tax rate of 34% is a result of state income taxes.

10. COMMITMENTS AND CONTINGENCIES:

  Operating Leases


     The Company leases certain retail store facilities, fixtures and equipment under operating leases. The real estate leases generally range in terms from 20 to 30 years with renewal options from 5 to 10 years. Certain real estate leases, with terms of 25 years, are leased from a partnership made up of current and former officers and stockholders of the Company. Rental expense incurred on operating leases was $1,636, $1,767 and $1,909 for the years ended January 31, 1996, 1997 and 1998, respectively, and $618 and $888 for the three months ended April 30, 1998 and the two months ended June 30, 1998, respectively. These amounts include rental expense incurred on leases from related parties of $403, $415 and $314 for the years ended January 31, 1996, 1997 and 1998, respectively, and $61 and $40 for the three months ended April 30, 1998 and the two months ended June 30, 1998, respectively. The Company also incurs other direct rental costs associated with its operating leases, principally real estate taxes and insurance.

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

     Future minimum rental commitments after June 30, 1998 for all noncancelable operating leases are as follows:

              FISCAL YEAR ENDING JANUARY 31,
              ------------------------------
1999 (for the remaining 7 months)..........................  $ 2,770
2000.......................................................    4,486
2001.......................................................    4,301
2002.......................................................    4,239
2003.......................................................    4,221
Thereafter.................................................   45,203
                                                             -------
                                                             $65,220
                                                             =======

  Capital Leases

     Capital leases for retail store facilities and equipment range in terms from 5 to 30 years with renewal options on certain leases to 70 years.

     Future minimum lease payments under capital leases as of June 30, 1998 are as follows:


              FISCAL YEAR ENDING JANUARY 31,
              ------------------------------
1999 (for the remaining 7 months).........................  $  1,585
2000......................................................     2,639
2001......................................................     2,572
2002......................................................     2,516
2003......................................................     2,292
Thereafter................................................    23,923
                                                            --------
          Total minimum lease payments....................    35,527
Less -- Amount representing interest (at a weighted
  average interest rate of 11.4%).........................   (18,995)
                                                            --------
Present value of minimum lease payments...................    16,532
Less -- Current portion...................................      (804)
                                                            --------
                                                            $ 15,728
                                                            ========



     The Company pays contingent rentals based on sales volume for certain of its retail store facilities under capital leases. Total contingent rentals were $198, $218 and $200 in fiscal years 1996, 1997 and 1998. Total contingent rentals were $5 and $23 for the three months ended April 30, 1998 and the two months ended June 30, 1998, respectively. The Company also incurs other direct expenses for its capital leases, principally real estate taxes and insurance.



     Included in total capital lease obligations is $4,154, $4,086, $4,067 and $4,055 at January 31, 1997, January 31, 1998, April 30, 1998 and June 30, 1998,
respectively, payable to a partnership comprised of current and former officers and shareholders of the Company.


  Contingencies

     There are various claims involving employment matters against the Company incident to the operations of its business. The liability, if any, associated with these matters was not determinable at April 30, 1998. It is

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998
         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

the opinion of management that the ultimate resolution of these claims will not have a materially adverse effect on the Company's financial position or results of operations.

11. PENSION AND OTHER POST-RETIREMENT PLANS:

  Defined Benefit Pension Plan

     Full-time employees who have attained the age of 21 and have completed one year of service are covered under a Company sponsored defined benefit pension plan (the Plan). The Plan provides benefits based on participants' years of service and compensation. The Company funds at least the minimum annual contribution required by the Employee Retirement Income Security Act of 1974.

     The following table sets forth the funded status of the Plan:


                                                                       PREDECESSOR
                                                              -----------------------------
                                                                 JANUARY 31,
                                                              -----------------   APRIL 30,
                                                               1997      1998       1998
                                                              -------   -------   ---------
Accumulated benefit obligations:
  Vested....................................................  $(3,857)  $(5,287)   $(5,287)
  Nonvested.................................................     (286)     (333)      (333)
                                                              -------   -------    -------
                                                               (4,143)   (5,620)    (5,620)
Projected benefit obligation................................   (5,258)   (6,591)    (6,591)
Plan assets at fair value...................................    5,054     5,756      5,756
                                                              -------   -------    -------
Projected benefit obligation in excess of plan assets.......     (204)     (835)      (835)
Unrecognized prior service cost.............................   (1,020)     (933)      (933)
Unrecognized net obligation at February 1, 1987 being
  recognized over 15 years..................................      144       115        115
Unrecognized net loss from past experience different from
  that assumed and effects from changes in assumptions......      611     1,032      1,032
                                                              -------   -------    -------
Accrued pension cost........................................  $  (469)  $  (621)   $  (621)
                                                              =======   =======    =======


     In connection with the Merger and Exchange, and in accordance with APB 16, the Company recorded an additional accrued pension cost of $214 in order to record the projected benefit obligation in excess of plan assets at May 1, 1998. This represents the projected benefit obligation in excess of plan assets as of the most recent actuarial valuation received by the Company.

     Net pension expense included the following components:


                                                                   PREDECESSOR
                                                        ---------------------------------
                                                                                  THREE
                                                                                 MONTHS
                                                             JANUARY 31,          ENDED
                                                        ---------------------   APRIL 30,
                                                        1996    1997    1998      1998
                                                        -----   -----   -----   ---------
Service cost -- benefits earned during the period.....  $ 233   $ 236   $ 289    $    88
Interest cost on projected benefit obligations........    354     363     429        127
Actual return on plan assets..........................   (863)   (553)   (786)      (136)
Net amortization and deferral.........................    525     108     293         (4)
                                                        -----   -----   -----    -------
Net periodic pension cost.............................  $ 249   $ 154   $ 225    $    75
                                                        =====   =====   =====    =======

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998
         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

     Rates used in determining the actuarial present value of the projected benefit obligation were as follows:

                                                                     PREDECESSOR
                                                              -------------------------
                                                              JANUARY 31,
                                                              ------------    APRIL 30,
                                                              1997    1998      1998
                                                              ----    ----    ---------
Discount rate...............................................  8.0%    7.5%       7.5%
Increase in future compensation levels......................  5.0     5.0        5.0
Expected long-term rate of return...........................  9.0     9.0        9.0

     The Company has a custodial agreement with a trust wherein certain plan assets are invested in one or more pooled investment funds.

  Savings Plan


     The G.I. Joe's, Inc. Savings Plan is a defined contribution plan and covers substantially all employees who have attained age 21 and have completed one year of service. The Savings Plan provides for employer matching contributions, which are determined annually by the Company. Contributions to the Savings Plan made by the Company were $99, $103, $109, $27 and $19 in fiscal years 1996, 1997 and 1998 and the three months ended April 30, 1998 and the two months ended June 30, 1998, respectively.


  Executive Stock Option Plan

     The Company has three Incentive Stock Option Plans (the Plans), the purpose of which is to make available common stock of the Company for purchase by eligible officers and other key employees. The Plans have authorized an aggregate of 2,216,664 shares of common stock, no par value, to be reserved for issuance under the Plans. The administrator of the Plans, an officer of the Company, is responsible for granting options, and is not eligible to receive any options. The option price shall be set by the administrator of the Plans, and shall approximate, as nearly is feasible without appraisal, the fair market value of the common stock as of the date on which the options are granted, but may not be less than the stated par value. The options vest over three to five years from date of grant and expire at dates no later than March 31, 2010.


                                                         SHARES
                                                      AVAILABLE FOR   SHARES SUBJECT   WEIGHTED AVERAGE
                                                          GRANT         TO OPTIONS      EXERCISE PRICE
                                                      -------------   --------------   ----------------
BALANCE, January 31, 1995 -- Predecessor............      299,135        1,917,529          $1.67
                                                        ---------       ----------          -----
BALANCE, January 31, 1996 -- Predecessor............      299,135        1,917,529          $1.67
  Granted...........................................      (12,784)          12,784          $1.83
                                                        ---------       ----------          -----
BALANCE, January 31, 1997 -- Predecessor............      286,351        1,930,313          $1.67
  Granted...........................................      (43,464)          43,464          $2.42
                                                        ---------       ----------          -----
BALANCE, January 31, 1998 -- Predecessor............      242,887        1,973,777          $1.69
                                                        ---------       ----------          -----
BALANCE, April 30, 1998 -- Predecessor..............      242,887        1,973,777          $1.69
  Redeemed..........................................    1,159,464       (1,159,464)         $1.68
  Canceled..........................................      745,280         (745,280)         $1.68
                                                        ---------       ----------          -----
BALANCE, June 30, 1998 -- G.I. Joe's, Inc. .........    2,147,631           69,033          $1.90
                                                        =========       ==========          =====


     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 ("SFAS 123"), Accounting for Stock Based Compensation, which defines a fair value based method of accounting for employee stock options and similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However,

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

SFAS123 also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB25. Entities electing to remain with the accounting in APB25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS123 had been adopted.

     The Company has elected to account for its stock based compensation plans under APB25; however, the Company has computed, for pro forma disclosure purposes, the value of all options granted during fiscal 1997 and 1998 (no options were granted during fiscal 1996) using the minimum value method, as prescribed by SFAS123, using the following weighted average assumptions for grants:

               FOR THE YEAR ENDED JANUARY 31,                 1997    1998
               ------------------------------                 ----    ----
Risk-free interest rate.....................................   6%     6.25%
Expected dividend yield.....................................   0%        0%
Expected lives (years)......................................   6         4

     Using the minimum value methodology, the total value of options granted during fiscal 1997 and fiscal 1998 was $7 and $23, respectively, which would be amortized on a pro forma basis over the vesting period of the options (5 years for 1997 grants and 3 years for 1998 grants). The weighted average fair value of options granted during 1997 and 1998 was $0.55 per share and $0.53 per share, respectively.

     If the Company had accounted for its stock-based compensation plan in accordance with SFAS123, the Company's net income would not have been materially different and net income (loss) per share would have been the same as reported net income (loss) per share amounts.


     The following table summarizes information about stock options outstanding on June 30, 1998:


                OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
---------------------------------------------------   ----------------------
                              WEIGHTED
                              AVERAGE      WEIGHTED                 WEIGHTED
  RANGE OF      NUMBER       REMAINING     AVERAGE      NUMBER      AVERAGE
  EXERCISE    OUTSTANDING   CONTRACTUAL    EXERCISE   EXERCISABLE   EXERCISE
   PRICES     AT 6/30/98    LIFE (YEARS)    PRICE     AT 6/30/98     PRICE
------------  -----------   ------------   --------   -----------   --------
   $1.53        25,567          5.8         $1.53       25,567       $1.53
    1.83        12,784          7.8          1.83       12,784        1.83
    1.99        12,784          4.8          1.99       12,784        1.99
    2.42        17,898          9.1          2.42       17,898        2.42
------------    ------          ---         -----       ------       -----
$1.53 - 2.42    69,033          6.8         $1.90       69,033       $1.90
============    ======          ===         =====       ======       =====


     At January 31, 1996, 1997 and 1998, 383,505, 767,010 and 1,150,515 options, respectively, were exercisable at a weighted average exercise price of $1.61 per share at each date. At April 30, 1997 (unaudited) and 1998, 1,150,515 and 1,534,021 options, respectively, were exercisable at weighted average exercise prices of $1.61 and $1.71, respectively.


  1998 Stock Option Plan (unaudited)

     In July 1998, the Company adopted the G.I. Joe's, Inc. 1998 Stock Incentive Compensation Plan (the "1998 Plan"). In conjunction with the adoption of the 1998 Plan, options outstanding under the Plans covering 69,033 shares of the Company's common stock were converted to options outstanding under the 1998 Plan and the Plans were terminated. The purpose of the 1998 Plan is to enhance the long-term shareholder value of the Company by offering employees, directors, officers, consultants, agents, advisors and independent contractors of the Company an opportunity to participate in the Company's growth and success, and to

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

encourage them to remain in the service of the Company and acquire and maintain stock ownership in the Company. The 1998 Plan includes both stock options and stock awards, including restricted stock. A maximum of 800,000 shares of common stock are available for issuance under the 1998 Plan.

     The Plan Administrator of the 1998 Plan will be the Compensation Committee of the Board of Directors (the "Plan Administrator"), which will have the authority to select individuals who are to receive options under the 1998 Plan and to specify the terms and conditions of each option granted (incentive or nonqualified), the exercise price (which, for incentive stock options, must be at least equal to the fair market value of the common stock on the date of grant), the vesting provisions and the option term. For purposes of the 1998 Plan, fair market value means the closing sale price of the common stock as reported on the Nasdaq National Market on the date of grant. Unless otherwise provided by the Plan Administrator, and to the extent required for incentive stock options by the Code, an option granted under the 1998 Plan will expire 10 years from the date of grant or, if earlier, three months after the optionee's termination of service, other than termination for cause, or one year after the optionee's retirement, early retirement at the Company's request, death or disability.

     At June 30, 1998, there were options covering 69,033 shares of the Company's common stock outstanding at a weighted average exercise price of $1.90, all of which were exercisable. At June 30, 1998, there were 800,000 shares of the Company's common stock reserved for issuance under the 1998 Plan and 730,967 shares available for future grant.

12. RELATED PARTY TRANSACTIONS:

  Ticket Group


     The Ticket Group, a partnership whose partners include Norman P. Daniels, the Company's Chairman of the Board, President and Chief Executive Officer, David E. Orkney, a Director of the Company, and former shareholders and officers Wayne Jackson and B. Duane Mellen ("Ticket Group"), has entered into an operating agreement with TicketMaster Northwest to operate TicketMaster outlets in Oregon. Ticket Group has placed TicketMaster outlets in all of the Company's Oregon stores. The Company receives a percentage of the fees to which Ticket Group is entitled under its operating agreement with TicketMaster Northwest for sales generated in G.I. Joe's Oregon stores. For the fiscal years ended January 31, 1996, 1997 and 1998 and for the three months ended April 30, 1998 and the two months ended June 30, 1998, the Company received an aggregate of $665, $539, $589, $125 and $88 respectively, from TicketMaster fees.


  Officer Loans


     In July 1994, the Company loaned $182, $98 and $128 to Messrs. Daniels, Orkney and Jackson, respectively. Each loan was made pursuant to a promissory note with an annual interest rate equal to the applicable federal rate determined by the Internal Revenue Service, and require minimum annual payments of $10 each year until all interest and principal was paid in full. Mr. Jackson repaid his loan in full upon termination of employment with the Company in connection with the Redemption and Exchange in May 1998. In November 1995, the Company loaned Mr. Daniels an additional $38 and from April 1996 through April 1997, the Company loaned Mr. Orkney an additional $100, each on the same terms described above. Just prior to the Redemption and Exchange, the outstanding balance of Mr. Daniels' and Mr. Orkney's indebtedness to the Company were approximately $187 and $132, respectively. In April 1998, the Company awarded a bonus payment to Mr. Daniels which was paid by canceling his indebtedness of $187. In connection with the Redemption and Exchange, the Company canceled Mr. Orkney's indebtedness to the Company. See also Note 5.

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998

         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

  Henway Partnerships

     In July 1994, the Company loaned $5,672 in the aggregate to two partnerships in which Messrs. Daniels, Orkney and Jackson are three of four partners (the "Henway Partnerships") to finance the purchase by the partnerships of two parcels of real estate upon which are located the Company's stores in Vancouver, Washington and Albany, Oregon. Each partner holds a 25% interest in each Henway Partnership. The Henway Partnerships lease these properties to the Company. These loans accrued interest at Bank of America's prime rate plus 2.5% per year, and were due in August 1996. The Henway Partnerships repaid all amounts outstanding under these loans in January 1996, other than $258, which was refinanced pursuant to a promissory note from one of the Henway Partnerships in favor of the Company, with an annual interest rate of 10.5% and a 60-month payment schedule. The leases for the Vancouver and Albany stores were entered into in June and November 1989, respectively, and each has a 25-year term and a 10-year renewal option. Base rental payments under these leases are $386 and $391 per year for the Vancouver and Albany locations, respectively, on a triple-net basis. In addition, the Company is obligated to pay additional rent for the Vancouver and Albany stores in the amount of 1.5% of gross receipts to the extent that gross receipts exceed $15,304 and $11,898, respectively, but has not been required to pay any such additional rent in the last three fiscal years. The Company believes the leases for the Vancouver and Albany stores were entered into on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

  PD Properties

     In April 1998, in connection with the Redemption and Exchange, the Company sold two parcels of real property to PD Properties, LLC ("PD"), an Oregon limited liability company affiliated with Roy Rose, a Director of the Company and of Peregrine Capital, Inc. ("Peregrine"), a principal shareholder of the Company. PD paid $2,725 in the aggregate to the Company for the South Salem, Oregon store location and for the Company's vacant land located in Forest Grove, Oregon (the "PD Real Properties"). The Company leases the South Salem property from PD pursuant to a lease, which commenced in April 1998 (the "PD Lease"). The initial term of the PD Lease is 15 years, with two renewal options of 5 years each. Rental payments under the PD Lease consist of a base rent of $386 per year on a triple net basis. The base rent will be adjusted every five years based on changes in the consumer price index. The PD Lease is in substantially the same form as the six leases (the "Non-PD Leases") entered into with an unaffiliated party in connection with the sale and lease-back of the Company's owned store locations consummated in connection with the Reorganization. The Company believes the PD Lease was entered into on terms no less favorable to the Company than would have been obtained from an unaffiliated third party. In addition, in connection with the Reorganization, four individuals associated with Peregrine, including Roy Rose and his wife, agreed to guarantee the performance of the Company's obligations under the Non-PD Leases. Aggregate annual base rent under the Non-PD Leases is approximately $3,000. This guarantee will expire upon the closing of an initial public offering of the Company's Common Stock. PD received a fee of $1,000 in connection with the sale of the properties subject to the Non-PD Leases, which fee was credited against the purchase price for the PD Real Properties.

  Peregrine Capital, Inc.

     In connection with the Redemption and Exchange, Peregrine Capital, Inc. ("Peregrine") purchased $1,450 of subordinated notes from the Company. Peregrine exchanged $1,000 of the subordinated notes for common stock of Holdings, which was converted into 356,898 shares of the Company's Common Stock in the Merger. Peregrine exchanged the remaining $450 of the subordinated notes for preferred stock and a warrant to purchase common stock of Holdings, which in the Merger were converted into 4,500 shares of the Company's Series A Non-Voting Redeemable Preferred Stock (the "Redeemable Preferred Stock") and

                                G.I. JOE'S, INC.

      JANUARY 31, 1997, JANUARY 31, 1998, APRIL 30, 1998 AND JUNE 30, 1998
         (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
                          AND AS OTHERWISE INDICATED)

40,909 shares of the Company's common stock. For services rendered in connection with the Redemption and Exchange, Peregrine received an additional warrant exercisable for shares of Holdings common stock (the "Master Warrant"), which in the Merger was converted into 1,606,599 shares of the Company's Common Stock. Prior to the Merger, Peregrine assigned to various unaffiliated third parties a portion of the Master Warrant which otherwise would have entitled Peregrine to 315,053 shares of the Company's Common Stock issued upon conversion of the Master Warrant. In addition, Peregrine has agreed to purchase from the Investors all outstanding shares of the Company's Redeemable Preferred Stock for $8,500, plus accumulated dividends, if the Company does not complete, prior to May 8, 1999, an initial public offering of its Common Stock with net proceeds to the Company of at least $12,000.

  Orkney Agreement


     In connection with the Redemption and Exchange, in May 1998 the Company redeemed all of Mr. Orkney's outstanding shares of common stock in the Company for an aggregate purchase price of $13,893. In addition, the Company issued to Mr. Orkney a warrant to purchase 5% of the Company's common stock outstanding, on a fully-diluted basis, at the time of exercise at a purchase price equal to 70% of the fair market value of the common stock on the exercise date. Mr. Orkney has registration rights with respect to the common stock issuable upon exercise of the warrant. The Company also entered into an agreement with Mr. Orkney, pursuant to which Mr. Orkney received a $140 bonus in May 1998 (consisting of $132 in debt forgiveness and a Company car worth $8) and will be paid an additional $150 over the following two years ($100 of which is to be paid in 12 equal monthly installments during the first year, and the remaining $50 of which is to be paid in 12 equal monthly installments during the second year). During the first year, Mr. Orkney will also receive a car allowance in accordance with the Company's past practice as well as health insurance and certain other benefits. Mr. Orkney's mother and sister received compensation from the Company for the last two fiscal years in the aggregate amounts of approximately $105 and $59, respectively. The Company stopped making such payments in May 1998.


  Buyout of Former Officer of the Company

     In connection with the Redemption and Exchange, the Company redeemed all of Mr. Jackson's outstanding shares of common stock for $977 (at the same per share purchase price received by the Company's other shareholders, excluding the warrant issued to Mr. Orkney). The Company also repurchased Mr. Jackson's outstanding options exercisable for 681,361 shares of the Company's common stock for $2,267. The Company issued to Mr. Jackson a promissory note in the amount of $283, in partial payment of the purchase price for such options. The promissory note is due in July 1999, and does not bear interest, except after maturity or default. The promissory note is included in Notes Payable in the accompanying balance sheets.

13. SUBSEQUENT EVENTS:

     In July 1998, the Board of Directors of the Company approved the G.I. Joe's, Inc. 1998 Stock Incentive Compensation Plan (the "1998 Plan"). See Note 10 for a detail description of the 1998 Plan.

     In July 1998, the Board of Directors of the Company approved a 2.5567 to 1 split of the Common Stock in conjunction with the Merger (See Note 1). All share and per share data has been retroactively adjusted to reflect the effect of the split.


     In September 1998, the Company agreed to acquire a direct marketing retailer which sells merchandise complementary to that offered by the Company through catalog and Internet-based channels.

                                G.I. JOE'S INC.

                       PRO FORMA STATEMENT OF OPERATIONS

                FOR THE YEAR ENDED JANUARY 31, 1998 (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        (PREDECESSOR)       PRO FORMA     G.I. JOE'S, INC.
                                                       G.I. JOE'S, INC.    ADJUSTMENTS       PRO FORMA
                                                       ----------------    -----------    ----------------
Net sales............................................      $128,238          $    --          $128,238
Cost of goods sold...................................        84,552               --            84,552
                                                           --------          -------          --------
  Gross margin.......................................        43,686               --            43,686
Selling, general and administrative expense..........        39,528            3,143(a)         42,671
Other income (expense)
  Interest expense...................................        (3,542)             502(b)         (3,040)
  Interest income....................................            65               --                65
                                                           --------          -------          --------
                                                             (3,477)             502            (2,975)
                                                           --------          -------          --------
Income (loss) before income taxes....................           681           (2,641)           (1,960)
Benefit from income taxes............................            --              784(c)            784
                                                           --------          -------          --------
Net income (loss)....................................           681           (1,857)           (1,176)
Preferred dividends..................................            --             (765)(d)          (765)
                                                           --------          -------          --------
Loss attributable to common shareholders.............      $    681          $(2,622)         $ (1,941)
                                                           ========          =======          ========
Basic net income (loss) per share....................      $   0.17          $    --          $  (0.32)
                                                           ========          =======          ========
Diluted net income (loss) per share..................      $   0.15          $    --          $  (0.32)
                                                           ========          =======          ========
Shares used in per share calculations:
  Basic..............................................         4,053               --             6,000
  Diluted............................................         4,625               --             6,000

                                G.I. JOE'S INC.

                       PRO FORMA STATEMENT OF OPERATIONS

              FOR THE FIVE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                          (PREDECESSOR)
                                         G.I. JOE'S, INC.    G.I. JOE'S, INC.
                                           THREE MONTHS         TWO MONTHS
                                              ENDED               ENDED           PRO FORMA     G.I. JOE'S, INC.
                                          APRIL 30, 1998      JUNE 30, 1998      ADJUSTMENTS       PRO FORMA
                                         ----------------    ----------------    -----------    ----------------
Net sales..............................      $25,908             $23,461           $   --           $49,369
Cost of goods sold.....................       17,670              15,511               --            33,181
                                             -------             -------           ------           -------
  Gross margin.........................        8,238               7,950               --            16,188
Selling, general and administrative
  expense..............................        9,755               7,264              785(a)         17,804
Other income (expense)
  Interest expense.....................         (971)               (602)             125(b)         (1,448)
  Interest income......................            9                  --               --                 9
  Gain on sale of real estate..........          640                  --               --               640
                                             -------             -------           ------           -------
                                                (322)               (602)             125              (799)
                                             -------             -------           ------           -------
Income (loss) before income taxes......       (1,839)                 84            (660)            (2,415)
(Provision for) benefit from income
  taxes................................           --                 (34)           1,000(c)            966
                                             -------             -------           ------           -------
Net income (loss)......................       (1,839)                 50              340            (1,449)
Preferred dividends....................           --                  --             (319)(d)          (319)
                                             -------             -------           ------           -------
Loss attributable to common
  shareholders.........................      $(1,839)            $    50           $   21           $(1,768)
                                             =======             =======           ======           =======
Basic net loss per share...............      $ (0.45)            $ (0.01)          $   --           $ (0.29)
                                             =======             =======           ======           =======
Diluted net loss per share.............      $ (0.45)            $ (0.01)          $   --           $ (0.29)
                                             =======             =======           ======           =======
Shares used in per share calculations:
  Basic and diluted....................        4,053               6,000               --             6,000

                                G.I. JOE'S, INC.

                  FOOTNOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

 1. BASIS OF PRESENTATION


     The accompanying unaudited pro forma financial statements have been prepared to present the effect of the Redemption, the Exchange and the Merger of the Company as more fully discussed in Note 1 to the financial statements. The pro forma financial statements have been prepared based upon the historical financial statements of the Predecessor and the Company as if the Redemption, the Exchange and the Merger had occurred at the beginning of the respective periods.



     A Pro Forma Balance Sheet is not included since the most recent balance sheet filed with the Company's financial statements includes the effects of the Redemption, the Exchange and the Merger. The Redemption, the Exchange and the Merger are a series of planned transactions executed to consummate the acquisition of the Company. Accordingly, this series of transactions has been reflected as if they occurred on May 1, 1998.


     The Pro Forma Statements of Operations may not be indicative of the results of operations that actually would have occurred if the transactions had been in effect as of the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company. The pro forma financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's audited financial statements and notes thereto, included elsewhere in this Prospectus. Management believes that all adjustments necessary to present fairly such pro forma financial statements have been made based on the terms and structure of the transaction.

 2. EXTRAORDINARY ITEM


     The Pro Forma Statement of Operations for the five-month period ended June 30, 1998 does not include an extraordinary loss item related to the early extinguishment of debt in the amount of $1,332, net of tax benefit of $888.


 3. PRO FORMA ADJUSTMENTS

     (a) The adjustment to selling, general and administrative expense consists of the following:

                                                    YEAR ENDED      FIVE MONTHS ENDED
                                                 JANUARY 31, 1998     JUNE 30, 1998
                                                 ----------------   -----------------
Reduction in depreciation from properties sold
  and leased back...............................      $ (336)             $(84)
Rental expense on properties sold and leased
  back..........................................       3,092               773
Amortization expense on capitalized leased
  assets recorded at fair market value..........         387                96
                                                      ------              ----
                                                      $3,143              $785
                                                      ======              ====

     (b) To record the reduction in interest expense related to mortgages on sold properties.

     (c) To record income taxes at an effective rate of 40%.

     (d) To record 9% cumulative dividend on preferred stock.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER OR SOLICITATION

                            ------------------------

                               TABLE OF CONTENTS


Prospectus Summary....................      3
Risk Factors..........................      8
The Reorganization....................     16
Use of Proceeds.......................     19
Dividend Policy and Prior S
  Corporation Status..................     19
Dilution..............................     20
Capitalization........................     21
Selected Financial and Other Data.....     22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     24
Business..............................     35
Management............................     50
Certain Related Transactions..........     57
Principal Shareholders................     60
Description of Capital Stock..........     62
Shares Eligible for Future Sale.......     64
Underwriting..........................     66
Legal Matters.........................     67
Experts...............................     67
Additional Information................     67
Index to Financial Statements.........    F-1


                            ------------------------

  UNTIL                , 1998 (25 DAYS AFTER THE DATE OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,500,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                             BLACK & COMPANY, INC.

                                CRUTTENDEN ROTH
                                  INCORPORATED

                                        , 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Common Stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........  $  9,330
NASD filing fee.............................................     3,663
Nasdaq National Market listing fee..........................    72,875
Printing and engraving expenses.............................    90,000
Legal fees and expenses.....................................   230,000
Accounting fees and expenses................................   140,000
Directors' and Officers' Liability Insurance................    96,000
Transfer Agent and Registrar fees...........................     4,000
Miscellaneous expenses......................................    54,132
                                                              --------
          Total.............................................  $700,000
                                                              --------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As an Oregon corporation, the registrant is subject to the laws of the State of Oregon governing private corporations and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the Oregon Revised Statutes ("ORS"), Article 6 of the registrant's Amended and Restated Articles of Incorporation, as amended (the "Articles"), eliminates the liability of the registrant's directors to the registrant or its shareholders except for any liability related to (i) breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) any unlawful distribution under ORS 60.367; or (iv) any transaction from which the director derived an improper personal benefit.

     ORS Section 60.391 allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not opposed to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under ORS Sections 60.387 to 60.414, corporations may not indemnify a director or officer against liability in connection with a claim by or in the right of the corporation or for any improper personal benefit in which the director or officer was adjudged liable to the corporation. ORS Section 60.394 mandates indemnification for all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, pursuant to the ORS Section 60.401, a court may order indemnification in view of all the relevant circumstances, whether or not the director or officer met the good-faith and reasonable belief standards of conduct set out in ORS Section 60.391.

     ORS Section 60.414 also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

     The Articles provide that the registrant is required to indemnify its current and former directors to the fullest extent permitted by law. The Company intends to enter into indemnification agreements with all its directors and executive officers which would obligate the registrant to indemnify such individuals for liabilities incurred by such individuals while serving as directors or officers of the registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since July 31, 1995, the registrant has issued and sold the following unregistered securities:


          1. On July 31, 1997, the registrant granted to 15 of its employees stock options exercisable for an aggregate of 43,467 shares of the registrant's Common Stock at an exercise price of $2.42 per share, the fair market value per share of Common Stock on the grant date. The options were granted under a written stock option plan of the registrant in consideration of these employee's services to the registrant, and in issuing these securities the Company relied on an exemption from registration pursuant to Rule 701 under Section 3(b) of the Securities Act.



          2. On May 8, 1998, the registrant issued to 61 individuals and entities an aggregate principal amount of $9.5 million of its 9% Subordinated Notes due 2008. The consideration paid for the notes was $9.5 million. Each such investor represented that he, she or it is an "accredited investor" within the meaning of Rule 501 under the Securities Act and the shares were not offered or sold by means of a general solicitation or general advertising. In issuing these securities, the Company relied on an exemption from registration pursuant to Rule 506 under
     Section 4(2) of the Securities Act.



          3. On May 8, 1998, the Company issued to David E. Orkney a warrant to purchase an amount of the Company's common stock equal to 5% of the registrant's outstanding shares of common stock (on a fully-diluted basis) at an exercise price equal to 70% of the initial public offering price. Mr. Orkney represented that he is an "accredited investor" within the meaning of Rule 501 under the Securities Act. This warrant was issued in connection with the redemption of shares of the Company's Common Stock owned by Mr. Orkney, and in issuing this security the Company relied on an exemption from registration under Section 4(2) of the Securities Act.



          4. On July 27, 1998, and in connection with the merger of ND Holdings, Inc. with and into the registrant (with the registrant being the surviving corporation), the registrant issued to (a) 86 individuals and entities an aggregate of 5,948,302 shares of the registrant's Common Stock in exchange for common stock and warrants exercisable for common stock of ND Holdings, Inc. and (b) to 61 individuals and entities an aggregate of 85,000 shares of the registrant's Series A 9% Non-Voting Redeemable Preferred Stock in exchange for preferred stock of ND Holdings, Inc. Each such investor represented that he, she or it is an "accredited investor" within the meaning of Rule 501 under the Securities Act and the shares were not offered or sold by means of a general solicitation or general advertising. In issuing these securities, the Company relied on an exemption from registration pursuant to Rule 506 under Section 4(2) of the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

     See Exhibit List.

     (b) FINANCIAL STATEMENT SCHEDULES

     All schedules are omitted because they are inapplicable.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilsonville, State of Oregon, on the 12th day of November, 1998.


                                          G.I. JOE'S, INC.

                                          By:     /s/ NORMAN P. DANIELS

                                            ------------------------------------
                                            Norman P. Daniels
                                            Chairman of the Board, President
                                            and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated below on the 12th day of November, 1998.



                       SIGNATURE                                                  TITLE
                       ---------                                                  -----
                 /s/ NORMAN P. DANIELS                               Chairman of the Board, President
--------------------------------------------------------               and Chief Executive Officer
                   Norman P. Daniels                                  (principal executive officer)

                    PHILIP M. PEPIN*                                     Chief Financial Officer
--------------------------------------------------------       (principal financial and accounting officer)
                    Philip M. Pepin

                    DAVID E. ORKNEY*                                             Director
--------------------------------------------------------
                    David E. Orkney

                       ROY ROSE*                                                 Director
--------------------------------------------------------
                        Roy Rose



* By:    /s/ NORMAN P. DANIELS


     ---------------------------------

            Norman P. Daniels,
              Attorney-in-Fact

                        CONSENT OF INDEPENDENT AUDITORS

     As independent public accountants, we hereby consent to the use of our reports (and to all references to our firm) included in or made a part of this registration statement.

                                          /s/  ARTHUR ANDERSEN LLP

Portland, Oregon

November 12, 1998

                                  EXHIBIT LIST


EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
   *1.1    Form of Underwriting Agreement between G.I. Joe's, Inc., and
           Black & Company, Inc. and Cruttenden Roth Incorporated, as
           agents for the Underwriters
    2.1    Agreement and Plan of Merger dated July 1, 1998 between ND
           Holdings, Inc. and G.I. Joe's, Inc.
    3.1    Amended and Restated Articles of Incorporation
    3.2    Bylaws, as restated
   *4.1    Form of Common Stock Certificate
   *5.1    Opinion of Perkins Coie LLP
***10.1    Agreement dated October 4, 1991 between Tom Lasley, Inc.,
           Norman P. Daniels, David E. Orkney, B. Duane Mellen, Wayne
           T. Jackson, Thomas W. Lasley and G.I. Joe's, Inc.
   10.2    Lease dated June 3, 1997, as amended, between Milestone
           Properties, Inc. and G.I. Joe's, Inc. (Bend, Oregon)
   10.3    Eastport Plaza Lease dated April 21, 1978 between Eastport
           Plaza Shopping Center and G.I. Joe's, Inc.
   10.4    Lease dated May 10, 1973, as amended, between Center
           Development Oreg., Ltd. and G.I. Joe's, Inc. (Beaverton,
           Oregon)
   10.5    Sublease dated March 28, 1984 between Donald R. Wyant, Sr.
           and Martin L. Peterson, (dba The Wyant-Peterson Company) and
           G.I. Joe's, Inc. (Medford, Oregon)
   10.6    Building Lease dated October 9, 1980, as amended, between
           Hayden Meadows and G.I. Joe's, Inc. (North Portland, Oregon)
 **10.7    Lease dated April 17, 1998 between WREP 1998-1 LLC and G.I.
           Joe's, Inc. (South Salem, Oregon)
   10.8    Purchase and Sale Agreement dated April 17, 1998 among WREP
           1998-1 LLC, G.I. Joe's, Inc., and PD Properties, L.L.C.
   10.9    Real Estate Purchase and Sale Agreement dated April 17, 1997 between PD Properties, L.L.C. and G.I. Joe's, Inc.
   10.10   Sublease dated October 8, 1981 between Pacific Cascade
           Corporation, dba PCC Associates and G.I. Joe's, Inc.
   10.11   First Amendment to Lease dated June 15, 1991 between Eugenie
           E. Keene and Philip A. Keene and G.I. Joe's, Inc. (Eugene,
           Oregon)
   10.12   Lease dated May 12, 1997 between South Hill Village Limited
           Partnership and G.I. Joe's, Inc. (Puyallup, Washington)
 **10.13   Lease dated June 23, 1989, as amended, between The Henway
           Group XII and G.I. Joe's, Inc. (Vancouver, Washington)
   10.14   Lease dated June 23, 1989, as amended, between West Campus
           Square Joint Venture and G.I. Joe's, Inc. (Federal Way,
           Washington)
   10.15   Lease dated January 28, 1998 between Pacific Realty
           Associates, L.P. and G.I. Joe's, Inc. (Hillsboro, Oregon)
   10.16   Purchase and Sale Agreement dated April 21, 1998 between
           G.I. Joe's and ESA Management, Inc. (Renton, Washington)
   10.17   G.I. Joe's, Inc. Pension Plan
   10.18   1998 Incentive Compensation Plan
   10.19   Loan and Security Agreement dated March 10, 1998 between
           G.I. Joe's, Inc. and Foothill Capital Corporation

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
 **10.20   9% Subordinated Note Due 2008 dated May 4, 1998 in favor of certain investors
   10.21   ND Holdings, Inc. Common Stock Purchase Warrant dated May 8,
           1998 evidencing the right of Peregrine Capital, Inc. to
           purchase shares of common stock of ND Holdings, Inc.
 **10.22   Warrant dated May 8, 1998 by ND Holdings, Inc. in favor of
           Blackwell Donaldson & Company
 **10.23   Warrant dated May 8, 1998 by ND Holdings, Inc. in favor of certain investors
   10.24   Registration Rights Agreement dated May 8, 1998 between ND
           Holdings, Inc. and certain investors
   10.25   Security Agreement dated October 31, 1997 between G.I.
           Joe's, Inc. and Heller Financial, Inc.
   10.26   Promissory Notes dated October, 1997 and December 22, 1997 in the amounts of $929,092.82 and $396,003.00, respectively, in favor of Heller Financial, Inc.
   10.27   Promissory Note dated April, 1998 in the amount of
           $283,410.00 in favor of Wayne T. Jackson
   10.28   Promissory Note dated April, 1998 in the amount of
           $191,106.00 in favor of B. Duane Mellen
   10.29   Agreement between David Orkney and G.I. Joe's, Inc.
   10.30   G.I. Joe's, Inc. Common Stock Purchase Warrant evidencing
           the right of David E. Orkney to purchase shares of Common
           Stock
  *23.1    Consent of Perkins Coie LLP (included in Exhibit 5.1)
   23.2    Consent of Arthur Andersen LLP (included on page II-5)
***27.1    Financial Data Schedule for the Fiscal Year Ended January
           31, 1998
***27.2    Financial Data Schedule for the Three-Month Period Ended
           April 30, 1998
***27.3    Financial Data Schedule for the Two-Month Period Ended June
           30, 1998


---------------
  * To be filed.

 ** A schedule attached to this exhibit identifies all other documents not required to be filed as exhibits because such exhibits are substantially identical to this exhibit. The Schedule also sets forth material detail by which the omitted documents differ from this exhibit.


*** Previously filed.